INCORPORATION OF DOCUMENTS BY REFERENCE

This document is an exhibit to the Republic of South Africa’s Annual Report on Form 18-K under the Exchange Act of 1934 for the fiscal year ended March 31, 2007. All amendments to such Annual Report on Form 18-K/A filed by South Africa following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

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In this document, the government of the Republic of South Africa is referred to as the ‘‘National Government’’ or the ‘‘South African Government.’’ The currency of the Republic of South Africa (South Africa) is the Rand. In this document, all amounts are expressed in South African Rand (R or Rand) or U.S. dollars (U.S.$, $ or dollars), except as otherwise specified. See ‘‘The External Sector of the Economy — Reserves and Exchange Rates’’ for the average rates for the Rand against the dollar for each of the years 2002 through 2006 and for the 8-month period ended August 31, 2007. On December 4, 2007, the noon buying rate for cable transfers of Rand, as reported by the Federal Reserve Bank of New York, was 6.8000 per dollar (or 14.706 U.S. cents per Rand).

As used herein, one billion equals 1,000 million.

Unless otherwise stated, references in this description to single years are to calendar years; references to hyphenated years (e.g. ‘‘2006-2007’’) are to the fiscal year beginning April 1 and ending March 31.

Unless otherwise stated herein, references in this description to the 2007-2008 Budget are to the 2007-2008 National Budget as released in February 2007 and not as amended by the Medium Term Budget Policy Statement (‘‘MTBPS’’) 2007 released on October 30, 2007. References to the 2007-2008 Consolidated Budget, which includes the 2007-2008 National Budget as part thereof, shall be construed accordingly.

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SUMMARY INFORMATION

The following summary tables do not purport to be complete and are qualified in their entirety by the more detailed information appearing elsewhere in this document.

The following tables set forth certain summary statistics about the economy of South Africa, public finance and debt of the National Government for the periods indicated.

	December 31,					June 30,* 2007
	2002	2003	2004	2005	2006
	(millions of Rand, except percentages)
The Economy
Gross Domestic Product (GDP) Nominal(1)	1,168,699	1,260,693	1,398,160	1,538,969	1,727,478	1,901,144	(2)
Real(3)	982,121	1,012,763	1,061,770	1,115,817	1,171,367	1,214,324	(2)
Real % change from prior Year	3.7%	3.1%	4.8%	5.1%	5.0%	4.5	%(4)
Change in deflator of private consumption (%)(5)	9.4%	5.2%	3.9%	3.7%	4.5%	5.7%
Change in per capita Earnings (%)(6)	3.3%	1.5%	3.4%	3.7%	3.6%	2.7%
Nominal GDP for fiscal year ended March 31	1,048,755	1,198,344	1,288,952	1,430,673	1,580,119	1,755,340
Total merchandise exports	289,608	259,328	281,827	320,650	398,532	238,948	(8)
Unemployment rate (%)	29.7	31.2	27.9	26.5	25.6	25.5	%(7)
Balance of trade	50,247	26,682	(1,234)	(7,696)	(42,543)	(41,127	)(8)
Balance of payments
Current account	7,514	(16,761)	(47,465)	(64,374)	(12,390)	(33,733	)(8)
Financial account	3,853	(14,503)	44,081	69,819	101,727	37,301	(8)
Change in gross gold and other foreign reserves	(24,614)	(13,072)	29,944	47,617	47,852	6,853
Rand/Dollar exchange rate (average)	10.5	7.6	6.5	6.4	6.8	7.1	(9)
Consumer prices (2000=100)	115.3	122.1	123.8	128.0	133.9	143.8	(10)
Producer prices (2000=100)	123.8	125.8	126.7	130.6	140.0	157.3	(10)
Average monthly yields for listed National Government debt securities 5-10 yrs	10.7%	9%	7.8%	7.3%	7.8%	8.5%
Average monthly yields for listed National Government debt securities > 10 yrs	10.5%	9.1%	8.1%	7.5%	7.7%	8.4%
Average annual yields on bankers’ acceptances	10.7%	9%	7.8%	7.3%	7.8%	9.5%

	March 31,					September 30, 2007
	2003	2004	2005	2006	2007
	(millions of Rand, except percentages)
National Government Debt Internal debt of National Government	351,957	390,537	432,384	461,782	469,539	489,536
% of GDP	29.4%	30.2%	30.5%	29.0%	26.2%	24.3%
External debt of National Government	74,286	64,670	69,405	66,849	82,581	76,661
% of GDP	6.2%	5.0%	4.9%	4.2%	4.6%	3.8%
Total debt of National Government (gross)	426,243	455,207	501,789	528,628	552,120	566,197
Cash Balances(12)	(9,730)	(12,669)	(30,870)	(58,187)	(75,315)	(85,401)
Total debt of National Government (net)	416,513	442,538	470,919	470,441	476,805	480,796
% of GDP	34.8%	34.3%	32.9%	29.8%	26.7%	23.8%

	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	Estimate(13)
	2002- 2003(11)	2003- 2004(11)	2004- 2005(11)	2005- 2006(11)	2006- 2007	2007- 2008
Main Government Revenue	278,507.0	299,431.2	347,854.4	411,747.9	475,835.6	544,601.6
% of GDP(1)	23.2%	23.2%	24.3%	26.1%	27.1%	28.1%
Main Government Expenditure	291,524.0	328,709.2	368,541.2	416,759.9	470,614.3	533,873.3
% of GDP(1)	24.3%	25.5%	25.8%	26.4%	26.8%	27.5%
Main Budget Deficit	(13,016.2)	(29,278.0)	(20,686.8)	(5,012.0)	5,221.3	10,728.4
% of GDP(1)	(1.1%)	(2.3%)	(1.4%)	(0.3%)	0.3%	0.6%
Net borrowing requirement	(12,819.6)	(35,123.3)	(27,982.1)	(2,660.6)	4,356.1	11,578.4
Change in cash and other Balances	(2,687.0)	(3,739.7)	(20,674.2)	(26,659.2)	(12,257.1)	(5,722.5)

Notes: — n/a = not available
*	as at June 2007 unless otherwise stated
(1)	At market prices.
(2)	Average of seasonally adjusted and annualized quarterly estimates for first two quarters of 2007.
(3)	At constant 2000 prices.
(4)	Real GDP growth is the sum of real non-adjusted and non-annualized GDP in first two quarters of 2007 compared with the first two quarters of 2006.
(5)	Change in deflator of private consumption is deflator for first two quarters of 2007 (based on seasonally adjusted and annualized quarterly data) compared to equivalent period in 2006.
(6)	Real growth rate in per capita earnings.
(7)	As of March 2007.
(8)	Sum of non-adjusted quarterly estimates for first two quarters of 2007.
(9)	Rand/Dollar, CPI and PPI are averages for the first six months of calendar year 2007.
(10)	As at end August 2007
(11)	For fiscal year ended March 31.
(12)	The total debt of National Government (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of National Government’s accounts with the South African Reserve Bank and the Tax and Loans Accounts with commercial banks).
(13)	Entire table contains figures from Budget March 2007 as these figures not published in the MTBPS.
Source: South African National Treasury, South African Reserve Bank and Stats SA.

INTRODUCTION

South Africa has been an established constitutional democracy since 1994, when it held its first fully democratic national elections. Mr. Thabo Mbeki was elected to his second term as President in South Africa’s third fully democratic national elections in April 2004. The next national elections are due to take place in 2009. South Africa has the most developed economy in sub-Saharan Africa, with a gross domestic product (GDP) equal to more than five times that of its six immediate neighbors combined and which comprised about one quarter of the combined GDP of sub-Saharan Africa in 2005. The major strengths of the South African economy are its services and manufacturing sectors, its strong physical and economic infrastructure and its abundant natural resources, including gold, platinum metals and coal.

South Africa’s current economic expansion, which began in September 1999 and is the longest business cycle upswing on record, gathered further momentum in 2005 and 2006 and has remained strong in the first half of 2007, growing at an annualized rate of 4.6% for the first two quarters of 2007. South Africa’s growth strategy aims to reinforce modernization and improve the competitiveness of the economy, while also broadening participation and addressing structural constraints that inhibit the development of small businesses and cohesive communities.

In support of sustainable growth and long-term growth targets, the National Government intends to continue to promote macroeconomic stability, a favorable investment climate and expanded economic opportunity, while mitigating international and domestic risks. Work will continue on reforming trade and industrial policy. The National Government’s accelerated and shared growth initiative (AsgiSA) aims to lift sustainable growth from about 3% a year between 1996 and 2003 to at least 4.5% a year between 2005 and 2009, and to achieve an average growth rate of at least 6% thereafter. There has been substantial progress toward these goals over the past three years. The 2007-2008 National Budget listed a number of prerequisites required to fuel this rapid growth including:

•	exporting more goods and services, and accelerating investment in areas of competitive advantage;

•	raising productivity levels and generating more jobs;

•	cutting bureaucratic red tape that hobbles business;

•	improving the performance of the public sector; and

•	enhancing infrastructure capacity, especially in relation to telecommunications, rail, roads, ports, electricity and water.

Economic growth remains strong and the most robust activity is concentrated in construction, manufacturing and services. This is supported by strong domestic demand and rising fixed investment, which has grown by over 15% in the first six months of 2007, reaching 20.7% of GDP. The economic expansion has strengthened job creation and increased fiscal revenue, contributing to rising living standards. Partly driven by capital imports, the current account deficit averaged 6.7% over the first half of this year. A high current account deficit is a natural phenomenon when an economy increases investment rapidly. In the period ahead, supply-side reforms such as eliminating bureaucratic obstacles, investing in skills, and improving transport and communications will complement industrial policy initiatives to raise productivity and exports. Demand in the United States, the world’s largest economy, is subsiding and global financial markets are still assessing the full impact of the US subprime mortgage crisis. High oil prices and rising inflation, even in countries such as China and India, pose risks to the world outlook.

Despite increased global risk and slowing international demand, the South African economy is still expected to grow by an average of about 5% a year for the next three years. However, the pace of economic expansion is expected to cool somewhat in 2008, reflecting the impact of tighter monetary policy and slower growth in developed markets.

In addition, consumer price inflation has decreased markedly over the past five years, and CPIX inflation (for metropolitan and urban areas) averaged 4.3% between 2004 and 2006. However, inflation rose above the 3-6% target range in April 2007 and measured 7.3% in October, mainly as a result of the marked rise in oil and food prices over the past year. Growing inflation pressures have prompted the South African Reserve Bank (SARB) to raise interest rates by a total of 3.5 percentage points between June 2006 and October 2007. Inflation is expected to return to the 3-6% target range over the medium-term.

Recent tax reforms, designed to decrease income tax rates while broadening the tax base, have led to significant tax revenue growth with general government tax revenue increasing every year since the 1994-1995 fiscal year. This strong revenue growth has continued in 2006-2007, largely due to higher rates of profitability in the corporate sector, increased remuneration and employment levels and strong domestic demand. The South African Revenue Service (SARS) continues to improve its systems and processes, contributing to better tax compliance and improved revenue flows. The audited main budget revenue outcome of R481.2 billion for the 2006-2007 fiscal year was R34.8 billion higher than the original budget estimate of R446.4 billion, and R5.4 billion higher than the revised estimate of R475.8 billion published in the 2007 National Budget. The main divergences in revenue were: higher-than-budgeted income tax collection of R23.8 billion from the corporate sector, specifically the financial, transport, communication, retail and mining sectors, as well as personal income tax collection exceeding the projected total by R8.1 billion; the collection of VAT of R3.3 billion above estimates due to higher-than-expected levels of consumer spending; and taxes on international trade that were R0.4 billion greater than expected as a result of increased imports, especially of vehicles and various consumer goods.

Strong revenue growth has resulted in a rising tax-to-GDP ratio. The National Government continues to strike a balance between revenue raising and the impact of the tax burden on economic activity. In exercising the available policy choices, the National Government gives due consideration to the rising deficit in the current account of the balance of payments.

The fiscal and economic improvements of recent years have come about as South Africa addresses a legacy of great divisions within the population, largely along racial lines, which have taken a heavy toll on human development and the economy. These divisions are evidenced by the chronically high formal sector unemployment rate (which the official estimate puts at 25.5% as at March 2007) and the widely divergent nature of the economy, in which vast sections of the populace still suffer significant inadequacies in areas such as housing, sanitation, health care and education, while a minority enjoys the benefits associated with a highly developed society. The National Government has expressed its firm intent to continue to address South Africa’s social and developmental challenges within a consistent, growth-oriented fiscal and budgetary framework.

The medium-term strategic framework defines the National Government’s main priorities over the 2004-2009 period. It seeks to enhance the social, cultural and economic welfare of all South Africans as reflected in the following objectives: accelerating the pace of growth and the rate of investment in productive capacity; decisive interventions to advance the involvement of the marginalized in economic activity through expanded job creation and the promotion of sustainable livelihoods; maintaining a progressive social security net alongside investment in community services and human development; improving the capacity and effectiveness of the state, including combating crime and promoting service-oriented public administration and building regional and international partnerships for growth and development.

Within that context, the South African Government has proposed to increase spending and to broaden participation in the economy in order to provide an impetus for economic growth both in the Medium Term Expenditure Framework (MTEF) in the years beyond. The MTEF is guided by South Africa’s social, economic and development priorities, with a particular focus on the challenge of hosting a successful FIFA World Cup in 2010.

The economic challenges facing the country are to sustain current growth, broaden participation and extend opportunities to all, strengthen industrial development and trade performance, and accelerate the pace of job creation. These challenges will be met, in part, through sound tax policy and continued expansion in public spending within a fiscal framework that takes account of international and domestic risks. The key public spending priorities over the 2008 MTEF include: Investment in stadiums and public transport to ensure a successful 2010 FIFA World Cup; strengthening the criminal justice sector, with particular emphasis on visible policing and improving court case flow; stepping up investment in infrastructure in the form of housing, roads, water, sanitation and community facilities; growth in public health services; establishing a more effective welfare and social security system; and contributing to improved economic efficiency through investment in roads, rail, electricity generation and supply, dam construction. The South African Government plans to complement its spending reforms with an increase in skills development and training for the private sector. The National Government believes that the combination of the spending reforms and training is key to meeting growth and development goals for 2010 and beyond.

In this regard, spending estimates over the next three years have been revised upwards, with total spending for 2007-2008 estimated at R542.4 billion (26.9% of GDP), rising to R599. 9 billion (26.9% of GDP) in 2008-2009, R665.6 billion (27.1% of GDP) in 2009-2010 and R726.2 billion (26.7% of GDP) in 2010-2011. The increased revenue projections referred to above, combined with reduced spending projections in the current fiscal year, have allowed the South African Government to allocate an additional R81.4 billion for additional spending over the next three years. This represents strong real growth of 6.4% per year in the government’s non-interest spending, which is financed through the higher-than-forecast revenue collection and declining debt service costs. This results in an average budget surplus of 0.6% of GDP across the three years of the Medium Term Budget Policy Statement published in October 2007.

As the National Government pursues these goals, it recognizes that private sector confidence, respect for private property rights, co-operation between labor and management and reduced levels of criminal violence will continue to be important determinants in order to achieve sustainable economic growth in South Africa, with the long-term aim of creating jobs for all economically active South Africans. A dramatic increase in job opportunities will not be obtained easily or rapidly, and unemployment is unfortunately likely to remain a feature of the South African economy for some time to come. At the same time, efforts continue to be made to stimulate employment and growth while addressing human development needs.

REPUBLIC OF SOUTH AFRICA

Area and Population

South Africa is situated on the southern tip of the African continent, with the Atlantic Ocean to the west and the Indian Ocean to the east. The north of the country shares common borders with Namibia, Botswana and Zimbabwe and, to the northeast, the country shares a border with Mozambique. South Africa also shares common borders with the kingdoms of Lesotho and Swaziland. The total surface area of South Africa is approximately 1,219,090 square kilometers, with over 3,000 kilometers of coastline. The South African terrain is varied and includes the Savanna, with its mixed grasslands and trees; the Grasslands, where trees are found mainly on hills and alongside several river beds; the Karoo, which is an arid area; and the Fynbos area of the eastern and southern Cape, which is characterized by lush vegetation and the forests and high rainfall areas of the eastern escarpment.

South Africa comprises nine provinces, which are the Eastern Cape, Free State, Gauteng, KwaZulu-Natal, Limpopo, Mpumalanga, Northern Cape, North West and Western Cape Provinces.

In the former racial classification that formed the basis for the apartheid system, ‘‘Black’’ referred to persons of original African indigenous origin, ‘‘Asian’’ to persons of Asian origin, ‘‘White’’ to persons of Caucasian ethnic origin and ‘‘Colored’’ to persons of mixed race. While the South African Government no longer makes any unfair discrimination based on race, the country’s history of racial division and racial and ethnic differences continues to have social and economic significance. This is because social and economic policies are judged partly by their ability to address disparities and discrimination and to equalize opportunities. Therefore, in this document, reference to such racially classified statistics is made occasionally to illustrate those disparities.

South Africa’s population was estimated by StatsSA to be approximately 47.9 million people of which 24.3 million people, representing 51% of the population, are female. Approximately 79.6% were African, 8.9% were Colored, 2.5% were Indian/Asian and 9.1% were White. Further, according to the results of the census conducted in 2007 (the most recent census conducted in South Africa to date), the most densely populated parts of South Africa are the four major industrialized areas, the Pretoria/Witwatersrand/Vereeniging area of Gauteng (which includes Johannesburg), the Durban/Pinetown/Pietermaritzburg area of KwaZulu-Natal, the Cape Peninsula area of the Western Cape and the Port Elizabeth/Uitenhage area of the Eastern Cape. These areas, which occupy only 4% of the country’s total surface area, account for over 50% of its urban population.

The estimated life expectancy of the South African population, as calculated by StatsSA, for 2001-2006 was 50 years. However, it should be noted that life expectation estimates vary, primarily due to differences in assumptions about the rapidity with which the HIV epidemic will spread (see ‘‘— HIV and AIDS’’).

South Africa has a diverse population consisting of Afrikaans and English speaking Whites, Asians, Coloreds, Khoi, Nguni, San, Sotho-Tswana, Tsonga, Venda and persons that have immigrated to South Africa from across the globe. By virtue of the country’s diversity, South Africa has 11 official languages, namely Afrikaans, English, isiNdebele, isiXhosa, isiZulu, Sepedi, Sesotho, Setswana, siSwati, Tshivenda and Xitsonga. According to the results of the census conducted in 2001, isiZulu is the mother tongue of 23.8% of the population, followed by isiXhosa at 17.6%, Afrikaans at 13.3%, Sepedi at 9.4% and English and Setswana at 8.2% each. IsiNdebele is the least spoken language in South Africa, at 1.6%.

Government and Political Parties

The 1948 national election in South Africa saw the beginning of the formalization of the apartheid political philosophy of racial segregation, which was espoused by the National Party (NP) that came to power that year and marked by the legal subjection of Blacks, Coloreds and Asian people to social, political, economic, residential and employment restrictions. Through the enactment of a series of laws formalizing these restrictions, the apartheid policies of the NP became entrenched in the early 1950s. During this period, the South African Government, in reaction to fierce resistance, banned the African National Congress (ANC) the South African Communist Party (SACP) and the Pan-Africanist Congress (PAC). There ensued a protracted struggle by these organizations against the apartheid system, characterized by protests, strikes and demonstrations.

By the late 1980s, popular resistance against the apartheid political regime had taken the form of mass defiance campaigns and the Government was subject to increasing domestic and international pressure. A range of sanctions and boycotts were instituted, both by countries across the world and through the United Nations, calling for coordinated strategies by internal and external anti-apartheid movements for the upliftment of disadvantaged South Africans. After emerging as the victor of the 1989 national election under the leadership of President F.W. de Klerk, the NP in 1990 lifted the ban on political reform movements such as the ANC, the PAC and the SACP, and soon thereafter, released Nelson Mandela from prison. In 1991, certain key apartheid legislation was repealed and the Convention for a Democratic South Africa (CODESA) was convened in order to commence negotiations towards the basis of South Africa’s future democratic constitution.

After protracted negotiations and constitutional talks, agreement was reached on the text of an interim Constitution, which was enacted in 1993. The first democratic elections in South Africa’s history followed in 1994. The final Constitution was adopted in 1996 and phased in between 1997 and 1999. South Africa’s Constitution is hailed as one of the most progressive in the world and enjoys high acclaim internationally. The Constitution states that South Africa is ‘‘founded on a commitment to achieve equality, to promote and protect human dignity and to advance human rights and freedoms.’’ The Constitution enshrines the principles of supremacy of the rule of law, universal adult suffrage, regular elections and multi-party democracy. The Bill of Rights contained in Chapter 2 of the Constitution is one of the world’s broadest, guaranteeing freedom of speech, movement and political activity, and providing persons accused of crimes with many legal protections including the right to a speedy trial and the right to remain silent. The Bill of Rights also enshrines the right to adequate housing, food, water, education and healthcare, and prohibits discrimination on the basis of race, gender, sexual orientation, age, pregnancy or marital status.

The Constitution provides for the separation of powers among the legislative, executive and judicial branches of the National Government. Under the Constitution, the bicameral Parliament, in which the legislative authority of the National Government is vested, is comprised of a National Assembly and a National Council of Provinces.

Subject to schedule 6A of the Constitution, the National Assembly consists of no fewer than 350 and no more than 400 members elected on the basis of proportional representation pursuant to which political parties receive seats in proportion to the votes cast for the parties concerned. Of the 400 seats in the National Assembly, approximately 200 seats are selected from provincial lists, with a fixed number allocated to each province. The remaining seats are filled from national lists to ensure proportionality in accordance with the total number of votes cast for each party in the national election.

The National Council of Provinces consists of 90 members (namely 54 permanent members and 36 special delegates). Each of the nine provincial legislatures elects 10 representatives.

The Constitution provides for national elections every five years. Further, the Constitution places all elections and referendums in the country in all three spheres of government (being national, provincial and local) under the control of the Independent Electoral Commission. The most recent national and provincial elections were held in April 2004 and the next elections are due to take place in 2009.

The following table sets forth the results of the most recent elections and the current composition of the National Assembly taking into account the recent floor-crossing, as further described in the paragraphs below:

Party	Votes	Percentage of Votes in the 2004 Election	Seats in the National Assembly As At April 2004	Seats in the National Assembly After Floor-Crossing September 2007
African Christian Democratic Party	250,272	1.6%	6	4
African National Congress	10,880,915	69.69%	279	297
Democratic Alliance	1,931,201	12.37%	50	47
Independent Democrats	269,765	1.73%	7	4
Inkatha Freedom Party	1,088,664	6.97%	28	23
New National Party	257,824	1.65%	7	0
Pan Africanist Congress of Azania	113,512	0.73%	3	1
United Christian Democratic Party	117,792	0.75%	3	3
United Democratic Movement	355,717	2.28%	9	6
VryheidsFront Plus	139,465	0.89%	4	4
National Democratic Movement	—	—	—	4
Progressive Independent Movement	—	—	—	0
Others	210,204	1.36%	4	7

Note: — Numbers may not total due to rounding.
Source: Independent Electoral Commission; http://www.eisa.org.za/WEP/souresults2007.htm

In accordance with legislation designed to enable ‘‘floor-crossing’’, members of the National Assembly and the National Council of Provinces are allowed to change political parties without losing their seats in either house. The ‘‘floor-crossing’’ legislation provides for ‘‘window periods’’ during which such changes are permissible. The first period was a 15-day transitional period in March 2003 and the remainder of theperiods were in September 2004, September 2005 and September 2007 respectively. Following a number of challenges to the constitutionality of the floor-crossing legislation, the Constitutional Court finally determined that floor-crossing during designated window periods is indeed constitutional.

As indicated above, the last column of the above table reflects the effects of the most recent floor-crossing window period (as at September 16, 2007) on the composition of the National Assembly.

The ANC, which was founded in 1912 and led the struggle against apartheid, is the ruling party in all nine South African provinces and is the most influential party in South Africa in terms of the size of its electoral constituency support. The ANC holds 297 of the National Assembly’s 400 seats. Thabo Mbeki is currently the leader of the ANC and the President of South Africa. The ANC is to hold its 52nd National Conference to be held in Polokwane, Limpopo from December 16-20, 2007. At this conference, the ANC will elect its leadership for the six top ANC positions (including the leader of the ANC) as well as the 60 positions on its national executive committee.

The Democratic Party (DP) was founded in 1989 when the former Progressive Federal Party and the Independent National Democratic Movement merged. In 2000, the DP joined forces with the NNP to create the Democratic Alliance (DA), which became the official opposition and the ruling party of the Western Cape. In October 2001, the NNP announced that it had suspended its participation in the DA. In November 2003, the DA joined with the IFP to form the Coalition for Change, a political partnership aimed at presenting the electorate a viable alternative to the ANC in the 2004 national parliamentary elections. The DA, aided by its coalition partner, currently serves as the official opposition in the National Assembly. In the 2004 elections, the DA won 50 of the 400 seats in the National Assembly and after the 2005 floor-crossing period now holds 47 seats. In early 2007, Helen Zille assumed the leadership of the DA after Tony Leon stepped down.

The IFP was founded in 1975. It was the ruling party in KwaZulu-Natal from 1994 until the 2004 elections, after which it was forced to share power with the ANC in the province. In 2004, the IFP won 28 seats in the National Assembly which were reduced to 23 after the 2005 floor-crossing period. The IFP has called for increased devolution of political power from the National Government to the provinces and to traditional leaders. The current leader of the IFP is Chief Mangosuthu Buthelezi.

The NP, founded in 1914, was the architect of the apartheid system, although it abandoned this policy following the election of President de Klerk in 1989. When President de Klerk retired from politics in 1997, Marthinus van Schalkwyk was elected leader of the NP and took over leadership at a time when the party was facing an organizational crisis, as well as increasing defections to opposing parties. In 1998, the NP changed its name to the NNP. Following the June 1999 election until October 2001, the NNP participated in a coalition party with the DP, as described above. It then suspended the alliance and entered into a power-sharing agreement with the ANC. In August 2004, the NNP’s national executive took a unanimous decision to disband the party and its members were urged by the party leadership to join the ANC. Consequently, while certain NNP members of Parliament, provincial legislatures and members of municipal councils continue to serve as representatives of the NNP, most have been absorbed into the ANC, including the former leader of the party, Martinus van Schalkwyk.

The United Democratic Movement (UDM) was formed in 1997 by Bantu Holomisa, a former military strongman in the former homeland of Transkei. In 2004, the UDM won nine seats in the National Assembly, drawing most of its support from the Eastern Cape. Floor-crossing in September 2005 reduced the number of its seats to six.

The Independent Democrats (ID) was formed in 2003 under the leadership of Patricia DeLille. In the 2004 elections, the ID won seven seats in the National Assembly. This was reduced to four subsequent to the September 2005 and 2007 floor-crossings.

The African Christian Democratic Party (ACDP) was formed in 1993, with the aim of representing Christians in parliament. In the 2004 elections, the ACDP won six seats in the National Assembly and lost two seats in each of the September 2005 and 2007 floor-crossing periods. The ACDP is currently led by Reverend Kenneth Moshoeu.

Under the Constitution, the executive authority of the National Government is vested in the President, who serves as both Head of State and Head of Government. The President must be elected by a majority vote of the members of the National Assembly following which the President must resign his or her seat in the National Assembly. Thabo Mbeki of the ANC succeeded Nelson Mandela as President after the June 1999 elections and has continued to serve as President following the 2004 elections. Phumzile Mlambo-Ngcuka, who had been serving in the Cabinet as Minister of Minerals and Energy, was appointed as the first female Deputy President of South Africa in July 2005, replacing Deputy President Jacob Zuma who was released from his duties following allegations of corruption against him. On September 20, 2006 the charges of corruption against Jacob Zuma were dismissed.

The Constitution further provides for the establishment of a Cabinet consisting predominantly of members of the National Assembly, who retain their seats while in the Cabinet. Cabinet portfolios are allocated by the President. The Cabinet generally operates by consensus rather than by voting. The current Cabinet has 28 ministers who are members of Parliament, in addition to the President and the Deputy President.

The South African legal system is based upon Roman-Dutch law and incorporates certain elements of English law, subject to the Bill of Rights contained in the Constitution. Judicial authority in South Africa is vested in the courts, which are established pursuant to the Constitution. The Constitution is the supreme law of the land and no other law can supersede the provisions of the Constitution. The Constitutional Court has jurisdiction as the court of final instance over all matters relating to the interpretation, protection and enforcement of the terms of the Constitution and is the court of first instance on any matter concerning the constitutionality of an Act of Parliament referred to it by a member of the National Assembly and certain other matters. Decisions of the Constitutional

Court are binding upon all persons and upon all legislative, executive and judicial organs of state. Matters not falling within the jurisdiction of the Constitutional Court fall within the jurisdiction of the Supreme Court, which consists of the Supreme Court of Appeal and various High Courts. Judgments of the Supreme Court of Appeal are binding on all courts of a lower order, including the High Courts, and judgments of the high courts are binding on the lower courts within their respective areas of jurisdiction.

The Chief Justice and the Deputy Chief Justice of the Constitutional Court are appointed by the President in consultation with the Judicial Service Commission (JSC) and the leaders of parties represented in the National Assembly. The Judge President and Deputy President of the Supreme Court of Appeal are appointed by the President after consulting with the JSC only. The remaining judges of the Constitutional Court, the Supreme Court of Appeal and the High Courts are appointed by the President on the advice of the JSC. Commissioners of oaths and administrators for the valuation of property as well as other court commissioners are appointed by the Minister of Justice and Constitutional Development.

The Constitution provides for provincial and local government in addition to government at the national level. Local governments are comprised of municipalities. The nine provinces were created by the interim Constitution, replacing the former arrangement of four provinces, the four former states of Transkei, Bophuthatswana, Venda and Ciskei (the TBVC states) and the six formerly self-governing territories. Each province has its own provincial legislature of between 30 and 80 members and its own chief executive, the premier. The premiers are appointed by the President. The powers of the premier are exercised in consultation with a provincial executive council, which is constituted in a manner similar to the Cabinet in the National Government. The provinces exercise limited power on a national level, principally through their representatives in the National Council of Provinces and also through their power to block Parliamentary action affecting the constitutional position and status of the provinces. Although the Constitution allocates certain powers directly to the provinces, the National Government is granted the power to override the authority of the provinces in certain circumstances. Beginning in 2001, the provinces have been given limited taxing power, subject to approval by the Minister of Finance. The National Government also has increased funding to provincial and local governments to accelerate the delivery of basic services to households.

South Africa’s first non-racial local government elections took place on a staggered basis, with all nine provinces having held such elections by 1996. A 60% turnout was recorded, with the ANC receiving approximately 60%, and the NP receiving approximately 18%, of the total vote. These elections completed the transition to democracy. The most recent local government elections were held in March 2006, with the ANC receiving approximately 66%, and the DA approximately 15%, of the total vote.

Broad Based Black Economic Empowerment

Broad based black economic empowerment (BBBEE) is a core tenet of the National Government’s initiative to address the economic exclusion of previously disadvantaged South Africans by encouraging the redistribution of wealth and opportunities to such persons. As part of this initiative, the National Government enacted the Broad Based Black Economic Empowerment Act of 2003 (BBBEE Act), which became effective in April 2004. For purposes of the BBBEE Act, ‘‘black people’’ is a generic term which means Africans, Coloreds and Indians. The BBBEE Act aims to facilitate BBBEE by promoting economic transformation to allow meaningful participation by black people in the economy; changing the racial composition of ownership and management structures in enterprises; promoting investment programs that lead to BBBEE; enabling access to economic activities, infrastructure and skills for black women and rural and local communities; increasing the extent in which workers, communities, cooperatives own and manage enterprises; and promoting access to finance for black economic empowerment.

The BBBEE Act provides that the Department of Trade and Industry (DTI) may issue codes of good practice (Codes) on black economic empowerment (BEE) which must, as far as is reasonably possible, be applied by every organ of the National Government and local government and every public entity in issuing licenses, implementing procurement policies, determining qualification criteria for the sale of state-owned enterprises and developing criteria for entering into public private partnerships. The Codes may include qualification criteria for preferential purposes for procurement; indicators to measure broad based economic empowerment and the weighting to be attached thereto; and guidelines for stakeholders in various sectors of the economy to draw up empowerment charters. The BBBEE Act also provides that the DTI must publish and promote any transformation charter for a particular sector of the economy if that charter has been developed by the major stakeholders in that sector and advances the objectives of the Act. The Codes are to be applied in the development, evaluation and monitoring of BEE charters, initiatives, transactions and other implementation mechanisms.

The DTI released the first phase of the draft Codes for public scrutiny on December 8, 2004, which were open for comment until March 7, 2005. This first phase of the Codes deals with aspects of BEE such as equity ownership and management.

In December 2005, the Minister of Trade and Industry released, for public comment, a first draft of the second phase of the Codes. The second phase of the Codes seeks to regulate inter alia various matters that have not been dealt with fully under the first phase, including the measurement of ownership contributions made by multinational companies, and the implications of an entity misrepresenting its BEE status. Both phases of the Codes which were promulgated on February 9, 2007, and subject to review by the Minister of Finance in 2017, will encourage both public and private entities, through the issuing of licenses, concessions, sale of assets and preferential procurement, to implement BEE initiatives.

The Codes have given multinational companies the flexibility in the manner in which they can implement the Codes. In terms of the Codes, representation does not only have to occur at the ownership level. Therefore, a multinational company trading in South Africa can retain sole ownership of its South African subsidiary, provided that alternative measures, in terms of the Codes, are exercised. This retention of ownership by a multinational over its South African subsidiary can be achieved, for instance, by ensuring that its procurement process or retail functions have BEE status.

Notably a number of sectors within the South African economy anticipated the enactment of the BBBEE Act and its principles and committed themselves to transformation charters. These charters set out a blueprint and timeline for the transformation of the relevant economic sectors. Examples include the Mining Industry Charter, the Petroleum and Liquid Fuels Charter, the Maritime Sector Charter, the Tourism Charter, the Information and Communications Technology (ICT) Sector Charter and Advertising Industry Charter. In addition, the financial services industry in South Africa voluntarily introduced a black economic empowerment charter for that sector, known as the Financial Sector Charter (see ‘‘Monetary and Financial System — Financial Sector Charter’’). Other such transformation charters are being developed and have been released for comment in areas such as the liquor, healthcare, agriculture, gambling and gaming, property, building and construction and forestry industries and professions.

Going forward, some of the biggest challenges facing the National Government in relation to the implementation of BBBEE include educating the South African public on the objectives, opportunities and perceptions relating to BBBEE; providing certainty as to the requirements of BBBEE; ensuring that the objectives of BBBEE are properly adhered to; and encouraging investment in South Africa, with regard to the economic environment of the country.

Land Reform

Land reform in South Africa is a complex issue, both because of the apartheid era’s legacy of dispossession and current human development challenges. The National Government’s task is to facilitate the equitable transfer of land to historically disadvantaged South Africans within the framework of the judicial process and the Constitution’s protection of private property rights.

The National Government has developed a land reform strategy focused on the twin goals of transferring land to historically disadvantaged South Africans and on reforming land laws and policies so as to create greater security of tenure, address rural poverty and contribute to economic growth. The key elements of the land reform program, being restitution, redistribution and land tenure reform, were outlined in a 1997 White Paper on Land Affairs. Restitution involves either returning land or providing alternative compensation to persons who have been deprived of their land; redistribution encourages the acquisition of land by disadvantaged South Africans (with the aid of government grants); and land tenure reform aims to create a unified and secure system of landholding. The Department of Land Affairs has set 2014 as the deadline for having achieved land reform in South Africa.

The National Government’s strategies have evolved within the framework of the Constitution and its recognition of existing property rights and commitment to upholding the rule of law and judicial process. The Communal Land Rights Act of 2004 extends full legal recognition and status to all land tenure rights held under various communal land tenure systems without changing their character. These rights will be registerable in the deeds registry system and as such will be protected and enforceable in law.

Land reform and restitution programs remain central to the National Government’s poverty alleviation strategy. The Land Redistribution for Agricultural Development (LRAD) program, which commenced in 2001, is transferring land at an accelerating pace and is now supported by the Comprehensive Agricultural Support Program which ensures that adequate agricultural support services follow the transfer of land.

Since 1994, approximately 4,211,140 hectares of land have been delivered by the Department of Land Affairs to successful claimants. The implementation of the land restitution and land reform programs are supported through allocations to the Department of Land Affairs. The department’s overall expenditure more than tripled between 2002-2003 and 2005-2006, from R1.1 billion to R3.7 billion. The land restitution program is nearing completion, and as at March 30, 2007, a total of 74,417 claims or 93.38% of the cases lodged have been settled. Spending on restitution is expected to decrease from R3.4 billion in 2006-2007 to R2.5 billion in 2008-2009. As the land restitution program is phased out, spending on land reform is expected to increase.

In 2006, President Thabo Mbeki announced that the National Government is to play a more central role in accelerating restitution of land and empowering the poor, particularly in rural areas. To that end, Agricultural and Land Affairs Minister Thoko Didiza has been tasked with reviewing the current willing-buyer, willing-seller policy, land acquisition models and the possible manipulation of land prices.

The National Government’s expectation is that approximately 30% of South Africa’s agricultural land will be redistributed over the next 15-20 years. As at March 21, 2007, the Department of Land Affairs had only distributed 4.3% of the target. The National Government hopes, in the redistribution process, to improve rural incomes, sustain agricultural productivity and stimulate wealth creation through the further rationalization of land tenures. A further anticipated benefit of redistribution is the release of land for new residential construction and infrastructure development.

The National Government is also currently investigating the effect of foreign ownership of South African land on the National Government’s ability to meet its Constitutional duties to effectively deliver on land reform.

Mining Industry Reform

Mining in South Africa has historically been undertaken largely by the private sector. The most important mining houses in South Africa include Anglo American plc, De Beers Corporation, Anglovaal Mining Ltd. (Avmin), BHP Billiton SA, Gold Fields Ltd., Impala Platinum Holdings Ltd. and Rand Mines. These corporations, together with their affiliates, are responsible for the majority of the gold, diamond, uranium, zinc, lead, platinum, coal and silver production in South Africa.

As at March 2007 over 500,000 people were employed directly by the mining sector. More than 200,000 of the 500,000 people employed in the mining sector were employed in the gold mining industry. As at December 2005, there were over 1,113 registered mines in South Africa.

The National Government enacted the Mineral and Petroleum Resources Development Act (MPRDA) in 2002. The MPRDA was promulgated in May 2004 and recognizes the state’s sovereignty and custodianship over the country’s mineral resources. The MPRDA also provides for equitable access to mineral resources, expands opportunities for historically disadvantaged individuals (HDIs), and promotes economic growth, employment and socio-economic welfare, and security of tenure. The MPRDA defines the entire regulatory environment of the mining industry and requires that ‘‘old order’’ mining rights be converted into ‘‘new order’’ mining rights.

The Minister of Minerals and Energy and representatives of certain mining companies and the National Union of Mineworkers signed the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry in October 2002 (Mining Charter), which forms part of the MPRDA.

The vision of the Mining Charter is to create a globally competitive mining industry that reflects a non-racial South Africa and draws on the human and financial resources of, and offers real benefits to, all South Africans.

The Mining Charter aims to:

•	promote equitable access to the nation’s mineral resources for all South Africans;

•	substantially and meaningfully expand opportunities for HDIs, including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation’s mineral resources;

•	utilize the existing skills base for the empowerment of HDIs;

•	expand the skills base of HDIs to serve the community;

•	promote employment and advance the social and economic welfare of mining communities and the major labor sending areas; and

•	promote beneficiation of South Africa’s mineral commodities.

The Mining Charter directs mining companies to provide basic adult education to increase the levels of literacy and numeracy and to ensure minimum skill levels among employees beyond the duration of their employment.

The Mining Charter requires that within five years of its ratification, 40% of management should be comprised of historically disadvantaged South Africans and that, within the same timeframe, women should comprise 10% of the overall labor force in the mining industry. Adherence to these requirements will require industry participants to identify talented employees for accelerated training.

The Mining Charter further mandates that 26% of industry assets be transferred to HDIs within 10 years of the ratification of the Mining Charter. To ensure that substantive progress is made, the industry aims to achieve 15% of this target within five years. To this end, several large BBBEE mining deals have been concluded since 2002.

The following table sets forth examples of ownership transfer transactions undertaken pursuant to the Mining Charter.

Selected Mining Ownership Transfer Transactions

Mining Company	BBBEE Entity	Estimated Remaining Life of Mine	Capital Expenditure or Transaction Value
Anglo American/Kumba Resources	Exxaro	n/a	R16 billion
ARMGOLD/Avmin	African Rainbow Minerals	n/a	R10.6 billion
ARMGOLD/Harmony (20% stake in Harmony)	African Rainbow Minerals	n/a	R6 billion
Harmony	African Vanguard Resources	20 years	R250 million
Avmin	TISO	20 years	R1 billion (CAPEX)
Anglo Platinum	Royal Bafokeng	25 years	R774 million
DRD	Khumo Bathong Holding	At holding co. level	R173 million
ARM and AngloPlats	Modikwa	100 years at 308,000 oz. p.a.	R1.6 billion (CAPEX)
Implats	Mmakau and Community-Based Consortium	22 years at 103,000 oz. p.a.	R1.4 billion (CAPEX)
Randgold	Phikoloso	n/a	R268 million
Goldfields	Mvelaphanda	n/a	R4.1 billion
Aquarius Platinum	Savannah	n/a	R860 million
De Beers	Ponahalo	n/a	R3.8 billion
Kumba Resources	Eyesizwe Consortium	n/a	R9.2 billion
Afripalm Resources*	Mvelaphanda	n/a	R4 billion
Anglo Platinum/Anglo American*	Mvelaphanda	n/a	R3.6 billion
Great Basin Gold	Tranter	n/a	R260 million

n/a = not available
*	transaction not yet implemented

The New Africa Mining Fund (NAMF), a private equity fund, was established in 2002 to exclusively finance exploration activities, while facilitating the entry of HDIs into the mining industry.

By June 2004, the NAMF had received 130 applications for funding. During 2004, eight BEE transactions with an aggregate value of R10 billion were finalized. The NAMF has entered into several transactions during 2007, the most recent of which is a A$7 million transaction with an Australian diamond company, Namakwa Diamond Company, and Zaico Investments for the Namakwa Diamond Project.

The Department of Minerals and Energy (DME) continues to support BEE suppliers in pursuance of the Liquid and Petroleum Charter. On November 30, 2004, the department and individual members of the Southern African Petroleum Industry Association signed a memorandum of understanding aimed at the creation of the Supplier Development Agency (SDA). The SDA opened it doors for trading on April 1, 2005.

The primary objectives of the SDA are to source potential BEE suppliers, accredit the suppliers to combat fronting, develop suppliers to meet the performance levels of the industry and source opportunities for BEE suppliers from the industry.

In 2004, the Mining Titles Registration Amendment of 2003 came into effect, to regulate the registration of mineral and petroleum titles and related rights, to effect certain amendments that are necessary to ensure consistency with the MPRDA, and to amend the Deeds Registries Act of 1937. Also in 2004, the Precious Metals and Diamonds General Amendment Bill (PMBD, as it was then known) was released for public comment. The PMBD aims to regulate the downstream development of precious metals and diamonds, to promote equitable access to the nation’s precious metals and diamonds and to promote local beneficiation of these minerals.

The objectives of the PMBD have been split between the Diamond Amendment Act No. 29 of 2005 and Precious Metals Act 37 of 2005. The Diamond Amendment Act, which was promulgated on July 1, 2007, regulates the public’s access to diamonds, whereas the Precious Metals Act, also promulgated on July 1, 2007, regulates public access to precious metals. As a result of these acts, the Diamond and Precious Metals Regulator replaced the Diamond Board but with the added authority of regulating precious metals. Additionally, a State Diamond Trader will be established for a trial period of 12 months to promote the beneficiation of diamonds with the aim of developing new diamond industry operators in the country.

Crime Prevention

Reduced levels of criminal violence are expected to continue to be important determinants of private sector confidence, foreign direct investment and sustainable economic growth in South Africa.

South African Police Service

Crime prevention and internal security in South Africa are primarily the responsibility of the South African Police Service (SAPS). Beginning in 1994, a process of integration, rationalization and transformation was undertaken to create the SAPS. This effort has resulted in a unified national police service, which is accepted by the South African public as legitimate and credible.

In 2004, the Department of Safety and Security implemented the National Crime Combating Strategy (NCCS), which established crime combating task groups to target serious and violent crime in designated high crime zones. This initiative resulted in a restructured SAPS featuring specialized units: 27 serious and violent crime units; 24 organized crime units; 17 commercial crimes units; one serious economic offenses unit; and 46 family violence, child protection and sexual offenses units were established by March 2004. In addition, specific emphasis has been placed on cooperation among relevant governmental departments in addressing crime and its causes in prioritized areas including the collaboration with the Justice, Crime Prevention and Security (JCPS) cluster to focus resources on addressing the incidence of crime and public disorder.

Reducing serious and violent crime remains a top priority of the National Government. The MTBPS for 2007 has allocated R58.6 billion to governmental services in relation to justice, police and prisons. Additionally, the National Government aims to increase current police staffing levels to 178,910 at the end of March 2009.

Throughout the nine provinces, the SAPS operates 43 area stations and 1,120 police stations. It is envisaged that these stations will be strengthened, inter alia, by developing capacity, funding key strategic initiatives and establishing working relationships with other government departments. During 2005-2006, nine new police stations were completed and two existing police stations were upgraded. By mid-2006, 20 new police stations were under construction and four had been upgraded. The construction of a further 26 police stations has commenced.

The SAPS’ current priorities include organized crime, corruption, drugs, human trafficking, commercial crimes, serious and violent crimes (such as murder, robberies and hijackings) and crimes against women and children. The challenges faced by the SAPS include the number of police, the low morale of the police force and a lack of skills in the police force. However, the SAPS is attempting to tackle all of these challenges.

While most crime statistics have been decreasing generally since 2002-2003, the crime statistics released by the SAPS in September 2007 indicate that most crimes increased during 2006-2007, including murder, which increased by 2.4%, attempted murder, which increased by 3%, and rape, which increased by 5.2% and in the aggregate, robbery increased by 4.6%. Cash-in-transit heists increased by 21.9% and car hijackings increased by 6%.

The Department of Correctional Services is also taking steps to emphasize rehabilitation which is aimed at reducing repeat offenses. In addition, five new prisons, to house 15,000 offenders, are to be procured through partnerships with private contractors.

National Prosecuting Authority

In 2001, the Directorate of Special Operations (DSO), a division of the National Prosecuting Authority known as the Scorpions, was established as a multidisciplinary agency to investigate and prosecute organized crime and corruption. Recently, their mandate has been focused on the four strategic areas of organized crime, organized corruption, serious and complex financial crime, and racketeering and money laundering. In 2005, President Mbeki appointed a commission, the Khampepe Commission, to consider whether the Scorpions should remain an independent crime fighting unit or instead be incorporated with the framework of SAPS. The Khampepe Commission recommended that the DSO should be retained within the National Prosecuting Authority, but that political oversight and responsibility for the law-enforcement component of the DSO be conferred on the Minister of Safety and Security. Prosecutors working for the DSO would continue to receive instructions from the National Director of Public Prosecutions, which would remain accountable to the Minister of Justice and Constitutional Development.

During 2006-2007 the DSO achieved a conviction rate of 85% in the high courts and 70.8% in the regional courts. The Asset Forfeiture Unit, a division of the National Prosecuting Authority which has a 85% to 90% success rate, has initiated approximately 1,250 cases in eight years, frozen assets worth over R2.7 billion and finalized approximately 970 cases to value of R565 million. Successful prosecution has also resulted in R125 million deposited in a special account to be used to fight crime and about R250 million has been returned to victims.

International Relations

After becoming a republic in 1961, South Africa became increasingly politically isolated from other nations and subject to economic, cultural and political sanctions by the international community because of the apartheid system. With the transition to democracy, South Africa has re-established its links with the outside world.

By November 2007, South Africa hosted 115 high commissions and embassies as well as 21 international organizations. South Africa has 93 embassies and high commissions and 14 consulates abroad.

South Africa was a founding member of the United Nations (UN) in 1945. In 1994, it resumed its seat in the UN General Assembly, from which it had been prevented from participating since 1974. South Africa is currently a non-permanent member of the United Nations Security Council for a two-year period.

In 1994, South Africa rejoined the Commonwealth, from which it had been obliged to withdraw shortly after it became a republic in 1961. South Africa is a donor country to the International Development Association, the concessional lending arm of the International Bank for Reconstruction and Development (also known as the World Bank) and is a member of its political risk insurance arm, the Multilateral Investment Guarantee Agency.

South Africa has been included in the major fora established to oversee the international financial architecture, including the G-22, the Financial Stability Forum and the G-20 of ‘‘systemically significant’’ countries. The G-20 focuses on exchange rate management, external liability management, international implementation of codes and standards and measures to ensure private sector participation in avoiding and resolving financial crises. South Africa is currently the chair of the G-20. It is hoped that the knowledge gained through South Africa’s participation will assist in further strengthening the financial sector and improve South Africa’s profile as an investment destination.

South Africa is a founding member of the General Agreement on Tariffs and Trade, participated in the Uruguay Round of Multilateral Trade Negotiations and acceded to the Marrakesh Agreement in 1994.

South Africa became a founding member of the World Trade Organization (WTO) upon its establishment in 1995. Furthermore, Canada, the European Union (EU), Japan, Norway, Russia, Switzerland, Turkey and the United States have included South Africa in their generalized system of preferences In October 1999, South Africa signed an Agreement on Trade, Development and Cooperation, known as the European Trade Agreement, with the European Union to consolidate strategic links between South Africa and its largest trade and investment partner. South Africa’s bilateral relationship with the EU was elevated to a higher level following the commencement of full implementation of the South Africa EU Trade and Development and Co-operation Agreement (TDCA), with effect from May 2004.

South Africa is a founding member of the International Monetary Fund (IMF) and has always been regarded as a member in good standing with full access to technical and financial assistance from the IMF. South Africa’s quota in the IMF is SDR1,868.5 million and its 18,935 votes account for 0.88% of the total number of votes. This places South Africa in 24th position in terms of voting power. In 1993, South Africa drew down SDR614.4 million from the IMF to compensate for a shortfall in agricultural exports resulting from the severe drought that affected southern Africa in 1992. This was fully repaid in December 1998, and South Africa’s current financial position in the IMF reflects no borrowing from the IMF since that date.

South Africa is a founding member of the World Bank and joined its private investment arm, the International Finance Corporation, in 1957. With the first fully democratic national elections in 1994, South Africa regained the full rights and obligations of membership of the World Bank and its affiliated agencies, from which it had previously been suspended. Cooperation between South Africa and the World Bank has continued to develop since the signing of a memorandum of understanding in 1995. As of February 2005, the World Bank has approved 13 loans for South Africa for a total amount of approximately U.S.$302.8 million. These include a Technical Assistance Loan for the Municipal Financial Management Technical Assistance Project (MFMTAP), approved in 2002 for an amount of U.S.$15 million; a large GEF-funded program for nature conservation and development: the C.A.P.E. Biodiversity Conservation and Sustainable Development Project (U.S.$9 million); the Cape Peninsula Biodiversity Conservation Project (U.S.$12.3 million); the Maloti-Drakensberg Transfrontier Conservation and Development Project (U.S.$7.9 million); and the Greater Addo Elephant National Park Project (U.S.$5.5 million).

The International Finance Corporation’s (IFC) committed portfolio has grown steadily from U.S.$114 million in 2000 to U.S.$342 million in South Africa as of May 2007, the second largest in Africa after Nigeria. The IFC’s strategy is to (i) support South African companies going north and going global; (ii) provide advice and financing within South Africa where there are underserved niches in the local market and where IFC can bring value added that complements local capabilities; and (iii) offer advisory services and related support for smaller business, with a focus on the informal sector and education.

South Africa is the only African country to participate in the International Development Association (IDA), which is the World Bank’s concessional lending window. In May 2006, South Africa issued a new promissory note to the value of R107.2 million, without interest for IDA14. Payment was arranged over three equal installments of R35.7 million, with payments already made in June 2006, April 2007 and final payment expected in January or April 2008. South Africa had, as of January 2007, an outstanding balance of R19.4 million on IDA13, with final payment expected in April 2008.

South Africa is a member, and the first chair, of the New Partnership for Africa’s Development (NEPAD), a policy framework for Africa’s development approved by several African leaders in 2001. NEPAD’s primary objectives include: eradicating poverty; promoting principles of human rights and democracy in Africa; placing African countries, both individually and collectively, on a path of sustainable growth and development; halting the marginalization of Africa in the globalization process and enhancing integration into the global economy; and accelerating the empowerment of women. South Africa is playing a significant role in the institutionalization of NEPAD, in that along with Algeria, Egypt, Nigeria and Senegal, South Africa was mandated by the Organization of African Union (OAU) to develop an integrated socio-economic development framework for Africa. South Africa played a leading role in the formation of the present African Union (AU) and hosts the AU’s Pan-African Parliament, which was opened in September 2004, in the Gauteng Province of South Africa.

South Africa promotes the interests of developing countries with regard to poverty reduction, debt relief and the democratization of international relations through its work at the G-20, participation in the IMF and discussions with the Group of Eight Industrialized Countries (G-8) at their summits. South Africa participated in the G-8 summit in Heiligendamm in 2007 as the G-8 leaders met with African leaders to discuss issues surrounding Africa.

Regional Arrangements

South Africa is a member of the Southern African Customs Union (SACU). In addition to South Africa, the SACU members are Botswana, Lesotho, Namibia and Swaziland (the BLNS countries). SACU is intended to promote trade among its members. Goods flow freely among the union members, unimpeded by internal tariffs or quantitative restraints. There is a common tariff on goods imported from outside the customs union. All import duties or tariffs collected on goods imported from outside the customs union are paid into a common pool. South Africa makes payments from the pool annually to the BLNS countries according to the current formula, which takes account of these countries’ imports and their production and consumption of dutiable (excisable) goods, as well as non-trade related payments.

SACU commenced negotiations with the United States and the European Free Trade Area in May 2003 with a view to a bilateral free trade agreement. All SACU members other than Botswana are also members of the Common Monetary Area (CMA). By the time that Lesotho and Swaziland became independent states in the late 1960s, their economies had become integrated inextricably with the South African economy. Previously existing policies of financial and economic cooperation were formalized when the CMA agreement came into existence. After its independence, Namibia joined the CMA in 1992, thereby formalizing its hitherto unofficial membership. In 1993, Namibia introduced its own currency, the Namibian Dollar, which is linked to the South African Rand. The CMA allows for the unrestricted transfer of funds within the monetary area, a common capital market and substantially uniform exchange control regulations with respect to the rest of the world. The Multilateral Monetary Agreement provides for a uniform exchange control border around the four participating countries. Under certain circumstances, South Africa’s CMA partners may approach the SARB for short-term financial assistance. They also have access to South Africa’s foreign exchange markets.

By virtue of the CMA, South Africa’s monetary policy also applies, in practice, to a large extent in Lesotho, Namibia and Swaziland. The CMA permits the monetary authorities of Lesotho, Namibia and Swaziland to issue their own domestic currencies. These currencies are fully convertible at fixed exchange rates with the Rand under the terms of the CMA. By eliminating the risks of currency fluctuations, the CMA enhances trade among CMA nations. The Rand is regarded as legal tender in Lesotho and Namibia but not in Swaziland. However, the central banks of Lesotho and Namibia are obliged to cover fully their domestic currency note issues by an equivalent amount of Rand holdings.

In 1994, South Africa became a member of the Southern African Development Community (SADC), which aims to promote regional economic development and stability. The other members of SADC are Angola, Botswana, Democratic Republic of the Congo, Lethoso, Malawi, Mozambique, Namibia, the Seychelles, Swaziland, Tanzania, Zambia and Zimbabwe. The SADC assigned to South Africa the responsibility of overseeing the finance and investment sector. South Africa’s mandate is to facilitate the process of ‘‘community building’’ in the region through gradual, progressive integration of the region’s financial systems; to harmonize and coordinate the efforts and key policies of individual governments to permit capital to flow freely within the SADC; and to encourage increased inflows of capital from outside the region. The SADC has also established the Regional Indicative Strategic Development Program, which is intended to provide SADC member states with a coherent and comprehensive development agenda on social and economic policies over the next decade, to align the SADC with the NEPAD aims and make the SADC an effective implementation agent for NEPAD and the African Union.

The Committee of SADC Stock Exchanges, established in 1997, is pursuing initiatives such as harmonizing listing requirements, facilitating dual listings, introducing depository receipts, promoting cross-border investment, harmonizing procedures for clearing and settling stock exchange transactions, introducing entry-level qualifications for market practitioners, and establishing e-mail and internet links among the stock exchanges.

Since 1995, the SARB has participated in the activities of a separate Committee of Central Bank Governors (the Committee) in the SADC to pursue closer monetary cooperation between regional central banks and to promote financial and economic development. The Committee provides a forum for the exchange of ideas on economic development and financial policies and has contributed significantly to better intra-regional cooperation on issues of central banking.

The SADC Protocol on Trade, intended to lead to the creation of a duty-free area in the SADC over an eight-year period, was implemented in 2000. The implementation is expected to involve greater cooperation between customs authorities in procedures and monitoring of trade in the region. In the long term, it is hoped that strong regional economic cooperation will increase the competitiveness of the region by improving production costs, efficiency and technology transfer. The SADC is also working towards creating a free trade area by 2008, developing an efficient transport and communications network within the sub-continent and coordinating security arrangements and regional crime prevention policing, with specific attention given to money laundering, drug trafficking, illegal migration and extraditing criminals.

An agreement was reached in 1995 regarding South Africa’s membership and participation in the activities of the African Development Bank (AfDB). South Africa initially agreed to acquire shares representing 1% of the AfDB’s share capital, and announced its intention to acquire additional shares in the future so that its shareholding was more commensurate with the relative size of its economy. In December 2006, South Africa’s increased current shareholding was approximately 4.5% of the AfDB share capital, making it the fifth largest shareholder. South Africa also represents Lesotho, Malawi, Mauritius, Swaziland and Zambia on the AfDB board of directors. South Africa is the only African country that participates in the African Development Fund (ADF), which provides financing on concessional terms to low-income African countries that are unable to borrow on the concessional terms of the AfDB. As at December 2006, total contributions by South Africa to the ADF were 9.56 million Units of Account (the reporting currency of the AfDB)

Development Finance Institutions

South Africa has twelve national Development Finance Institutions (DFIs) which are state-owned and report to their respective Government shareholder departments. DFIs were created to promote social and economic development within South Africa. They do so by providing funds related to a variety of development-associated objectives such as job creation; provision of low cost housing; agricultural development; small and medium enterprise development; and industrial and infrastructure development. DFIs are funded through a mixture of National Government funds, such as grants, guarantees, borrowings and state income. Of the 12 national DFIs, only two are allowed to invest outside of South Africa’s borders in other African countries. The Industrial Development Corporation (IDC) is the largest DFI in terms of balance sheet size, with assets of R63.6 million (at March 31, 2007). IDC is the only DFI to pay income tax (at corporate rates). DFIs are governed by the Public Finance Management Act and their own individual legislation and regulations.

HIV and AIDS

The social and economic impact of the HIV and AIDS epidemic on South Africa is significant and the National Government has made the curtailment and treatment of this disease a high priority. As part of the implementation of the National Strategic Plan for HIV and AIDS 2000-2005, the Cabinet approved the Comprehensive HIV & AIDS Care Management and Treatment Plan for South Africa. The plan called for improved treatment; an enhanced prevention campaign; sustained education and community mobilization program, including intensified support for families affected by HIV and AIDS; and a public education campaign for infected South Africans on their condition and treatment.

During 2007 the new National Strategic Plan for HIV and AIDS (NSP) was launched, which builds on the gains of the previous plan. The plan consists of 18 high level goals and hundreds of sub-objectives. The broad groups of intervention are:

•	prevention;

•	treatment, care and support;

•	research, monitoring and surveillance; and

•	human rights and access to justice.

The NSP states that the epidemics of tuberculosis (TB) and HIV are linked, with 50-80% of TB patients being HIV positive in southern Africa. The high overall prevalence of HIV in South Africa has thus contributed to an increasing incidence of active TB (with the incidence rate of TB increasing from 169 per 100,000 people in 1998 to 645 per 100,000 in 2005).

The continued implementation of the NSP will require the recruitment of thousands of health professionals and an extensive training program to ensure health workers’ safe, ethical and effective use of medicine. The total dedicated budget for HIV and AIDS across the National Government (which includes the Departments of Health, Social Development, Education and Defence as well as research and vaccine development done via the Medical Research Council) is set to increase from R1,265 billion in 2003-2004 to R5,292 billion in 2009-2010.

Estimates of the number of people infected with HIV in South Africa vary according to the information supplied by the source in question. The Department of Health and StatsSA have estimated that presently the number of infected people is 5.2 million, on the basis of the census and other surveys (2006). According to the National HIV and Syphilis Antenatal Sero-Prevalence Survey by mid-2006, there were an estimated 5.41 million HIV positive people in South Africa.

According to the abovementioned reports, the national HIV prevalence among pregnant women declined from 30.2% in 2005 to 29.1% in 2006. HIV prevalence in those under the age of 20 decreased from 15.9% in 2005 to 13.7% in 2006. In addition, HIV prevalence in women between the ages 20 to 24 also declined from 30.6% in 2005 to 28% in 2006. This may indicate a change in behavior among young people, such as engaging in safe sexual practices and being in mutually faithful relationships. However, there were slight increases in HIV prevalence rates among older groups. The ‘‘Mortality and Causes of Death in South Africa’’ report by StatsSA (2006) found a distinct pattern among HIV deaths between the sample period of 1997-2004. Deaths peaked at ages 30-34 for females and ages 35-39 for males, followed by a rapid decline at older ages.

Prevalence rates vary substantially throughout provinces, with KwaZulu-Natal (39.1%) being the highest and Western Cape (15.1%) the lowest, as measured amongst ante-natal clinic attendees during the sample period 2004-2006. Variations also exist within districts in provinces. For example, the Northern Cape has the lowest prevalence rate (5.3%), but has one of the highest variations between the highest and lowest district within a province (17%).

While HIV rates are declining due to prevention, there has also been an increase in treatment. The accumulative number of both children and adult patients put on antiretroviral therapy increased from roughly 210,000 in September 2006 to 303,788 in May 2007. The growth in the uptake is largely attributed to a recent increase in the number of facilities providing antiretroviral therapy (ART).

By May 2007, 90% of public health facilities in South Africa offered Prevention of Mother to Child Transmission services (PMTCT), an improvement from 77% in December 2005. The prevalence of HIV among the antenatal care clinic attendees indicates that large numbers of babies are at risk of infection by their mothers. In 2005, a national household survey estimated that 3.3% of South African children between the ages of 2 to 14 were HIV positive. By May 2007, 90% of public health facilities offered Voluntary Counseling and Testing services (VCT) which is a marked improvement from the 64% of facilities offering these services in 2005.

Tuberculosis

South Africa has experienced a steady increase in the number of TB infections. There has also been an increase in Multi Drug Resistant TB (MDR TB) and Extreme Multi Drug Resistant TB (XMDR TB). XMDR TB does not respond to one of the second line injectable drugs (Kanamycin, Amikacin or Capreomycin) and to the Fluoroquinolones.

In 2005, more than 300,000 people were infected with TB, with at least 12% of TB patients defaulting on their treatment. The worst affected provinces, which comprise about 80% of the country’s total TB burden, are the Eastern Cape, Western Cape, KwaZulu-Natal and Gauteng. The TB cure rate for smear-positive cases remains low at 50.1%, with a successful treatment completion rate of 62.9%. The Medical Research Council has put XMDR TB at 6.7% in previously treated patients. The biggest challenge for the National Government in combating TB is the failure of patients to complete the TB treatment, which fuels the spread of XMDR TB. In 2006, approximately 303 cases of XMDR TB were reported. The Department of Health is working to obtain a supply of additional drugs to combat XMDR TB.

In addition, the MTEF set out in the MTBPS released end October 2007, makes provision for a scaled-up response to MDR TB and XMDR TB with improved systems of detection and surveillance, and development of specialized inpatient treatment hospitals in all provinces. Facilities will be provided to isolate and treat these patients for a period of six months in hospital, with 18 months of follow-up treatment including regular laboratory testing.

THE SOUTH AFRICAN ECONOMY

Overview

General

South Africa has the most developed, and by far the largest, economy in sub-Saharan Africa. The South African economy accounts for a third of sub-Saharan Africa’s GDP.

The finance, insurance, real estate and business services sector currently accounts for more activity than any other sector in the South African economy, having surpassed the abundant mineral energy resources sector which previously formed the core of the country’s economic activity. In the post apartheid era, the National Government has focused on controlling the deficit while striving to increase spending on social programs to combat the inequalities of the previous dispensation. Under the leadership of the Deputy President, work is currently in progress on the ‘‘accelerated and shared growth initiative (AsgiSA)’’ which addresses the constraints to more rapid expansion of output and income, and reinforces measures aimed at broadening employment and economic participation.

The South African economy varies widely, ranging from ‘‘first-world’’ levels of development to an informal sector typical of developing countries, and to urban shantytowns and subsistence agriculture. Inequality in the economy is a primary legacy of the apartheid era, in which government expenditure was channeled to Whites in preference to other racial groups. For example, unemployment among the White population was 4.3%, whereas the unemployment rate among the Black population was 30.2%. However, there is a small but rapidly growing Black middle class. Research indicates that the number of Black middle class households has risen by 30% with their numbers increasing from 2 million to 2.6 million. Their collective spending power has increased from R130 billion to R180 billion. Nevertheless, the National Government continues to seek measures to redress imbalances in the economy through various initiatives, including its policy of broad based black economic empowerment. See ‘‘Republic of South Africa — Broad Based Black Economic Empowerment.’’

While it is the National Government’s view that increasing the level of Black ownership in corporate South Africa is critically important, building the economy, increasing production, raising employment, developing young Black managers and investing in skills development, inter alia, are considered just as essential in shaping the economic transformation of South Africa, and so the National Government has applied a holistic approach towards the economic transformation of South Africa.

GDP

The South African economy, which experienced an average real GDP growth rate of approximately 1% per year from 1985 to 1994, began to experience significant growth from 1994 onwards. Growth in real GDP in 2000 accelerated to 4.2% (the highest growth since 1996), averaged 2.7% in 2001, and picked up again to average 5.1% in 2005 (the highest growth since 1984) and 5.0% in 2006. Growth averaged an annualized 4.9% for the first half of 2007, compared to the second half of 2006 (year-on-year of non-annualized rates are 5.2%).

The following tables set forth nominal and real GDP and expenditures for the periods indicated.

GDP Summary

	2002	2003	2004	2005	2006	2007*
Nominal GDP (millions of Rand) at market prices	1,168,699	1,260,693	1,398,160	1,538,969	1,727,478	1,901,144	*
Real GDP (millions of Rand) at 2000 prices	982,121	1,012,763	1,061,770	1,115,817	1,171,367	1,214,324	*
Real GDP Growth (percentages)	3.7	3.1	4.8	5.1	5.0	4.5
Population (million)	45.3	46.1	46.7	47.4	48.0	48.4
Per Capita GDP (nominal)	25,780	27,374	29,930	32,498	36,011	39,270	*
Per Capita GDP (real)	21,663	21,991	22,729	23,563	24,418	25,083	*

*	First half of 2007, seasonally adjusted and annualized.
Source: — SARB and Stats SA.

GDP and Expenditures
(at constant 2000 prices)

	2002	2003	2004	2005	2006	2007(3)
	R millions
Real GDP at market prices	982,121	1,012,763	1,061,770	1,115,817	1,171,367	1,214,324
Add: Imports of goods and services	242,639	262,253	300,291	332,426	393,687	430,037
Total supply of goods and services	1,224,760	1,275,016	1,362,061	1,448,243	1,565,054	1,644,361
Less: Exports of goods and services	265,764	266,055	273,694	295,564	311,916	334,629
Total goods and services available for domestic expenditure	958,996	1,008,961	1,088,367	1,152,679	1,253,138	1,309,732
Domestic Expenditure Final consumption expenditure by households	620,159	641,616	684,502	729,983	783,236	825,307
Final consumption expenditure by general government(1)	180,462	191,785	203,904	214,440	226,025	235,423
Total Final consumption expenditure	800,621	833,401	888,406	944,423	1,009,261	1,060,730
Gross fixed capital formation	149,895	163,552	178,127	195,268	220,040	247,505
Change in inventories	6,623	8,858	15,473	8,829	15,764	11,135
Residual item(2)	1,857	3,150	6,361	4,159	8,073	-9,638
Total gross domestic expenditure	958,996	1,008,961	1,088,367	1,152,679	1,253,138	1,309,732

Notes: — Numbers may not total due to rounding.
(1)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions
(2)	Represents the difference between the calculation of GDP according to the expenditure and production method.
(3)	First half of 2007, seasonally adjusted and annualized.
Source: SARB.

GDP and Expenditures as Percentage of Real GDP
(at constant 2000 prices)

	2002	2003	2004	2005	2006	2007(3)
Real GDP at market prices	100	100	100	100	100	100
Add: Imports of goods and services	24.7	25.9	28.3	29.8	33.6	35.4
Total supply of goods and services	124.7	125.9	128.3	129.8	133.6	135.4
Less: Exports of goods and services	27.1	26.3	25.8	26.5	26.6	27.6
Total goods and services available for domestic expenditure	97.6	99.6	102.5	103.3	107.0	107.9
Domestic Expenditure Final consumption expenditure by households	63.1	63.4	64.5	65.4	66.9	68.0
Final consumption expenditure by general government(1)	18.4	18.9	19.2	19.2	19.3	19.4
Total Final consumption expenditure	81.5	82.3	83.7	84.6	86.2	87.4
Gross fixed capital formation	15.3	16.1	16.8	17.5	18.8	20.4
Change in inventories	0.7	0.9	1.5	0.8	1.3	0.9
Residual item(2)	0.2	0.3	0.6	0.4	0.7	-0.8
Total gross domestic expenditure	97.6	99.6	102.5	103.3	107.0	107.9

Notes: — Numbers may not total due to rounding.
(1)	Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of public authorities. Public authorities include National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.
(2)	Represents the difference between the calculation of GDP according to the expenditure and production methods.
(3)	First half of 2007, seasonally adjusted and annualized.
Source: SARB.

Total gross domestic expenditure increased by 5.9% in 2005 and by 8.7% in 2006. As during the previous upward phases, the average annualized rate of growth of real gross domestic expenditure was higher than the average annualized growth rate recorded by real gross domestic product over the period. Favorable interest rates, real wage growth and a relatively strong currency contributed to continued robust growth in real gross domestic expenditure of 6.0% during the first half of 2007, when compared to the same period in 2006. Real household disposable income growth has increased from an annualized rate of 7.3% in the second half of 2006 to 7.4% in the first half of 2007. In addition, the pace of real inventory investment increased from R8.8 billion in 2005 to R15.8 billion in 2006 before slowing to R11.1 billion in the first half of 2007. Growth in real final consumption expenditure by general government accelerated from 2.6% in the second half of 2006 to 7.1% in the first of half of 2007.

Growth in real final consumption expenditure by households accelerated from 6.6% in 2005 to 7.3% in 2006. Household consumption spending grew by 7% in the first half of 2007, a slow down relative to the growth of 7.8% recorded in the second half of 2006. Household consumption spending accounted for 66.9% of GDP in 2006 and is the largest component of GDP.

Growth in real final consumption expenditure by general government accelerated from approximately 4.6% in 2002 to approximately 6.3% in 2003 remaining at 6.3% in 2004, receding to approximately 5.2% in 2005 and 5.4 % in 2006 before decreasing to 4.8% year-on-year in the first half of 2007. The share of compensation of employees in total final consumption expenditure by general government declined from around 70% in 2000 to 58% in 2006 and 55.6% in the first half of 2007. The bias towards expenditure on non-wage goods and services, such as medical supplies and textbooks, is consistent with the government’s policy of improving the general quality of public-sector delivery.

Overall, final consumption expenditure by general government as a percentage of gross domestic product declined marginally from 19.5% in 2006 to 19.3% in the first half of 2007.

Brisk economic activity and high rates of capacity utilization bolstered capital expenditure. Subsequent to a growth rate of 8.9% and 9.6% in 2004 and 2005, respectively, real gross fixed capital formation increased at a rate of 12.7% in 2006. Growth surged further to 18.5% in the first half of 2007, the highest ratio since 1989. Private investment has also remained robust, increasing by 13.3% year-on-year in the first half of 2007 from 12.4% year-on-year in the second half of 2006. Real gross fixed capital formation by public corporations increased year-on-year by 16.1% in 2005, 18.3% in 2006, and 35.9% in the first half of 2007. This most recent increase resulted mainly from expenditures on electricity and transportation infrastructure. Real gross fixed capital formation by the general government accelerated from 11.7% in 2006 to 15.5% year-on-year in the first half of 2007. The ratio of gross fixed capital formation to GDP was 18.7% in 2006.

Real inventories were equal to R8.8 billion in 2005 and R15.8 billion in 2006. Real inventories for the first half of 2007 were equal to R11.1 billion, the decrease reflecting the pressures from strong domestic demand. The slower pace of inventory accumulation in the first half of 2007 was widespread throughout all the main sectors of economic activity. Slower real inventory investment in the manufacturing sector resulted from lower volumes of crude oil imports. The level of industrial and commercial inventories relative to non-agriculture gross domestic product remained at around 14.5% in the first half of 2007.

Total compensation of employees increased by 8.3% in 2005 and 9.2% in 2006. South Africa’s savings ratio (gross saving as a percentage of GDP) declined from 14.1% in 2005 to 13.9% in 2006. During the first half of 2007, this same ratio increased to 15.3%.

After taking into account cash-flow adjustments (i.e. transactions recorded as a result of timing differences between the recording of transactions and bank clearances, and late departmental requests for funds), the National Government’s cash-flow deficit amounted to R15.9 billion in fiscal 2004-2005. A year earlier, the cash-flow deficit stood at R28.4 billion. The budget deficit for the 2005-2006 fiscal year was equal to 0.3% of GDP, lower than initially budgeted mainly due to strong revenue collections. It is estimated that the budget deficit for the 2006-2007 fiscal year will be slightly higher at 0.4% of GDP.

2010 FIFA World Cup

R17.4 billion in spending over the next three years will go to major capital projects related to the 2010 FIFA World Cup.

Of the R17.4 billion 2010 World Cup allocation, R9 billion will be spent on transport and infrastructure and R8.4 billion will be spent on the building and/or upgrading of ten stadiums in the nine host cities. These amounts will be complemented by contributions from local government and other partners. The Local Organizing Committee is putting in place a framework to fast-track the construction of these stadiums to ensure that key facilities will be in place by mid-2009, when South Africa hosts the FIFA Confederations Cup.

Principal Sectors of the Economy

The following two tables set forth real gross value added (GVA) and the percentage increase in GVA for the periods indicated.

Real Gross Value Added By Sector
(at basic prices)

	2004	2005	2006	2007(1)	Contribution in 2007
Manufacturing	174,197	182,917	191,630	198,750	18.0
Finance, insurance, real estate and business services	201,756	212,885	230,402	241,432	21.9
General government	139,349	144,166	148,589	152,704	13.8
Wholesale and retail trade, catering and accommodation	144,111	153,497	163,754	170,305	15.4
Transport, storage and communication	103,500	109,165	115,088	119,902	10.9
Mining and quarrying	67,363	68,987	68,536	67,883	6.1
Agriculture, forestry and fishing	28,083	29,232	25,390	24,565	2.2
Electricity, gas and water	23,835	24,460	25,207	25,688	2.3
Construction (contractors)	27,830	31,134	35,401	39,920	3.6
Other producers & services (personal services)	57,183	60,241	62,442	63,652	5.8
Gross value added at basic prices	967,207	1,016,684	1,066,439	1,104,801	100.0

Real Gross Value Added By Sector
(at basic prices)

Real gross value added by sector (year-on-year percentage change)	2002	2003	2004	2005	2006	2007(1)
Manufacturing	2.8	(1.4)	4.7	5	4.8	5.3
Finance, insurance, real estate and business services	6.3	4.1	7.9	5.5	8.2	6.5
General government	0.7	2.4	2.5	3.5	3.1	3.6
Wholesale and retail trade, catering and accommodation	2.3	6.5	5.9	6.5	6.7	6.0
Transport, storage and communication	9	5.9	4.7	5.5	5.4	5.4
Mining and quarrying	1	4	1.3	2.4	(0.7)	0.7
Agriculture, forestry and fishing	6.5	(2.1)	1.4	4.1	(13.1)	(1.2)
Electricity, gas and water	3.5	1.9	3	2.6	3.1	2.9
Construction (contractors)	5.8	6.9	11.1	11.9	13.7	16.5
Other producers & services (personal services)	2.5	4.1	2	5.4	3.7	2.5
Gross value added at basic prices	3.8	3.2	4.8	5.1	4.9	5.1

Note: —
(1)	The seasonally adjusted first two quarters of 2007 compared to the first two quarters of 2006
Source: SARB.
(2)	2007(1): real value added 2007 divided by real value added 2006.
Source: Stats SA.

Finance, Insurance, Real Estate and Business Services

The finance, insurance, real estate and business services sector includes all monetary, financial and insurance institutions and retirement funds, as well as real estate, law, accounting, audit, data processing and other business services. Also included in this sector are renting and leasing of agricultural, mining, manufacturing, construction, office and other machinery and equipment.

The real value added by the finance, insurance, real-estate and business services sector increased firmly at an annualized rate of 7.5% in the second quarter of 2007, compared to a growth of 5.75% recorded in the first quarter. The faster growth could largely be attributed to an increase in the real output by banks as the demand for loans edged higher prior to the introduction of the National Credit Act. According to the Quarterly Employment Statistics (QES) surveys published by StatsSA, which survey enterprises registered for income tax, the finance, insurance, real estate and business services sector employed 1,794,985 persons in the quarter ended December 2006 and 1,838,698 persons in the second quarter of 2007. However, the semi-annual Labour Force Survey (LFS) published by StatsSA, which is compiled from a 30,000-household survey, shows just 1,320,000 persons employed in the sector as at the end of March 2007.

The sector is characterized by a highly concentrated structure, with four banks, ABSA Bank Ltd., The Standard Bank of South Africa Ltd., FirstRand Bank Ltd. and Nedbank Ltd., and three insurance companies, Sanlam Ltd., Old Mutual South Africa Ltd. and Liberty Life Ltd., dominating the financial services and insurance industry. See ‘‘Monetary and Financial System — Structure of the Banking Industry.’’

The stronger growth was primarily driven by improved financial market performance with higher trading volumes than previous years registered on the Johannesburg Stock Exchange (JSE). Banks benefited from stronger revenue flows generated in a low interest rate environment.

The Financial Sector Charter, in which the financial sector committed itself to addressing historical imbalances, was released in October 2003. For further information regarding this sector and the Financial Sector Charter, see ‘‘Republic of South Africa — Broad Based Black Economic Empowerment’’ and ‘‘Monetary and Financial System — Financial Sector Charter.’’

Manufacturing

Manufacturing is South Africa’s second largest income-generating sector. This sector provides a wide range of consumer goods, notably foodstuffs, textiles and clothing, footwear, metal, chemicals and paper products. The volume of production of capital goods, such as mining machinery and transport equipment, has increased substantially in recent years.

The sector has enjoyed average growth in gross value added of 3.5% since 2000 and has shown a remarkable ability to weather external shocks and adapt to a more competitive environment. This is highlighted by the sustained growth in output and gross value added through 2006 and the first half of 2007, where gross value added increased by 4.8% in 2006 and an annualized rate of 5.3% for the first half of 2007. This growth is driven by strong domestic demand, as well as increased export demand experienced by certain manufacturing sub-sectors, notably transport equipment, paper and packaging materials and furniture. However, other industries face significant import competition, namely consumer electronics, light manufacturing and the cut-and-trim industries.

The growth in the real value added by the manufacturing sector slowed down in the first half of 2007. Following a rate of increase of 6.0% in the second half of 2006, growth slowed to an annualized rate of 4.5% in the first half of 2007. Subdued output was particularly evident in the sub-sectors of textile and clothing manufacturing. In the first half of 2007 the growth in real value added by the manufacturing sector lost some momentum as the higher interest rates started to filter through to the economy, alongside the effects of a stronger rand and rising input costs.

The manufacturing sector has seen a surge in investment since 2003. Investment increased by 10.9% and 8.1% in 2005 and 2006 respectively, and by a further 8.8% (on an annualized basis) during the first half of 2007. The increase in investment over the last two and a half years has been the driving force behind the growth in output as the sector increases capacity to satisfy strong domestic and export demand for transport equipment, paper and packaging, plastics and mining equipment. Further, the LFS, for the period ended March 2007 shows 1,759,000 persons are employed in the manufacturing sector.

It is an objective of the National Government to encourage the growth of small- and medium-sized manufacturing enterprises. The National Government’s encouragement of the expansion of the manufacturing sector focuses on mid-stream and downstream processing activities in respect of the country’s natural resources. In addition, the policy encourages exports, especially of manufactured products, and aims to improve the country’s international competitiveness by removing anti-export bias and logistical constraints.

These policies have been reasonably successful, with manufacturing exports increasing over the last four years. Exports recovered well to the currency adjustments in 2003, with exports increasing on average by 14.1% per year since 2004. At 64% of total merchandise trade in 2006, the sector accounts for a significant share of total exports. The manufacturing export basket is dominated by primary and industrial products where non-ferrous metals (aluminum and manganese nickel), iron and steel products, motor vehicles and their accessories and machinery and equipment accounted for 3.6%, 13.5%, 11.4% and 8.9% respectively.

The following table sets forth the composition of manufacturing value added by sector for the periods indicated. More recent data is not currently available.

Composition of Manufacturing Value Added
(at basic prices)

	2000	2001	2002	2003	2004	2005	Share of total
	(millions of Rand, constant 2000 prices)
Total value added at basic prices	838,218	862,254	894,706	922,966	967,208	1,016,684
Manufacturing	159,107	164,131	168,729	166,405	174,197	182,917	18.0
Sub-sector performance
Petroleum products, chemicals, rubber and plastic	38,223	40,140	39,550	39,478	40,675	42,011	23.0
Metals, metal products, machinery and equipment	30,313	30,875	34,777	34,456	36,086	36,811	20.1
Food, beverages and tobacco	24,613	25,582	26,094	24,990	25,847	27,551	15.1
Wood and paper; publishing and printing	16,838	16,605	16,614	16,381	17,447	18,644	10.2
Furniture; other manufacturing(1)	14,743	15,348	15,092	15,264	16,322	17,530	9.6
Transport equipment	14,381	16,134	15,925	15,271	16,337	17,510	9.6
Textiles, clothing and leather goods	7,794	7,503	8,108	7,919	8,599	9,198	5.0
Other non-metal mineral products	4,900	4,989	5,470	5,446	5,576	5,757	3.1
Electrical machinery and apparatus	5,204	5,133	5,079	5,084	5,104	5,648	3.1
Radio, TV, instruments, watches and clocks	2,098	1,822	2,020	2,116	2,204	2,257	1.2

Note: — Figures may not total due to rounding.
(1)	Includes estimates of the informal sector.
Source: Stats SA.

Metals, Metal Products, Machinery and Equipment

The metallic products sector comprises a number of sub-sectors involving the working of metal, including structural metal products, engines and turbines, agricultural machinery, electrical industrial machinery and communications equipment.

This sector, especially the heavy engineering industry, has benefited from the construction boom in South Africa over the past five years and is expected to continue to grow as the state-owned enterprise expansion plans, construction of the Gautrain rail link between Johannesburg and Pretoria and the improvement of facilities for the FIFA World Cup in 2010 get underway.

The metallic products sector contributed approximately 20.1% of the GDP of the manufacturing sector in 2004 and was the second largest contributor to the value added by total manufacturing.

Growth in production output of the metallic products sector amounted to 6.7% in 2006, supported by strong local and global demand for primary products. The domestic construction boom and heavy state and private investments in production capacity saw steel sales registering the highest ever recorded year-on-year increase of 26.2% in 2006.

Petroleum Products, Chemicals, Rubber and Plastic

The chemicals industry (including petroleum derivatives, coke, rubber products and plastic products) is the industrial sector with the largest capital investment, amounting to more than one-third of the total fixed capital investment in the manufacturing sector. Sasol Ltd., the only South African owned chemical and fuel manufacturing enterprise, has focused partly on the production of oil through the use of low-grade coal resources providing liquid fuel and raw material for a range of byproducts, including fertilizers, waxes, explosives, paints and plastics. The development of a phosphate industry, using low-grade deposits, has made South Africa self-sufficient in this material in recent years. The country is also a substantial exporter of phosphoric acid, phosphate rock and phosphate fertilizer.

In 2005, this sector contributed 23.0% of the value added by the manufacturing sector and was the largest contributor to the value added by total manufacturing.

Food, Beverages and Tobacco

The food sector includes processed foods, dairy products, oils, sugar and animal feeds. The beverages sector includes distilleries, wineries and the carbonated drinks industry. In 2005, the sector contributed approximately 15.1% of the value added by the manufacturing sector.

The industries in this sub-sector face significant export opportunities in the fruit and horticulture industries, whilst the wine industry is diversifying its export markets by targeting the US, Chinese and Japanese markets. Aqua and marine culture are fledgling industries in South Africa with the potential to be a job creator in rural areas.

Furniture; Other Manufacturing

This sector includes the manufacture of furniture and fixtures made of metal, plastic or other materials, and the manufacture of minor goods. In 2005, this sector contributed approximately 9.5% of the manufacturing sector’s GDP.

Wood and Paper; Publishing and Printing

In 2005, this sector contributed 10.2% of the value added by the manufacturing sector. The major sub-sector of this industry is the manufacturing of pulp, paper and paperboard, which experienced strong growth during the 1980s and 1990s due principally to export growth and import replacement policies. See ‘‘The External Sector of the Economy — Foreign Trade — South Africa’s Commitment to the WTO.’’

Transport Equipment

This sector includes the manufacture of, among other things, motor vehicles, ships and boats, railway locomotives and rolling stock, and transport equipment parts and accessories.

Special efforts have been made to increase the local content of motor vehicles assembled in South Africa and to encourage the export of locally manufactured motor vehicles and automotive components. As part of these efforts, the industry’s regulatory framework was modified several years ago to improve its international competitiveness. Diesel engines, axles and gearboxes are produced locally for the commercial vehicle market. A number of plants using platinum metals in the manufacture of automotive catalytic converters for world markets have been established. In addition, South Africa is now the sole producer of all BMW 3 Series right-hand drive vehicles.

The automotive sector has benefited from the protection and fiscal support afforded to it by the Motor Industry Development Program.

In 2005, approximately 9.6% of the value added by the manufacturing sector was generated in the transport equipment sector.

Textiles, Clothing and Leather Goods

This sector comprises the manufacturing of clothing by cutting and sewing fabrics, leather, fur, plastic, rubber and other materials. As it is a labor-intensive industry requiring relatively low capital investment, this industry is particularly suited to South African economic circumstances and is seen as an important vehicle for creating employment. Textile production using wool, cotton and synthetic fibers, and the closely associated garment industry, have grown substantially over the years. In 2005, the textiles, clothing and leather goods sector contributed 5.0% to the value added generated by the manufacturing sector.

Although production has increased in South Africa, like all countries, the textiles, clothing and leather goods sector faces stiff competition from Chinese imports as a result of the lapsing of the Multi-Fibre Agreement in 2004. Import quotas have recently been imposed on selected Chinese products.

Other Non-Metal Mineral Products

This sector comprises the manufacture of pottery, china and earthenware, glass and glassware products and other products such as clay, cement, concrete, gypsum and plaster.

The sector has benefited greatly from the construction boom, with cement-producing firms announcing substantial investment in production capacity. The supply of building materials, particularly bricks and cement is strained due to limited capacity among key producers. Cement production capacity is 14.2 million tons per year and demand is expected to increase to 17 million tons per year by 2010. The three large cement manufacturers aim to spend over R6 billion on expansion to meet rising cement demand.

In 2005, this sector generated approximately 3.1% of the value added by manufacturing.

Electrical Machinery and Apparatus

This sector includes the manufacture of electric motors and generators, electricity distribution and control systems, insulated wire and cable, as well as lights and lighting equipment. This sector is poised to benefit from the electricity expansion projects in the medium term. This sector contributed approximately 2.9% of the value added by the manufacturing sector in 2005.

Other Manufacturing Industries

This sector includes the manufacture of jewelry, musical instruments, sports equipment, watches, clocks and other goods not classifiable elsewhere. Jewelry manufacture is the largest sub-sector. The sector as a whole accounted for approximately 10.7% of the manufacturing sector’s value added in 2005.

Personal Services (other producers and services) and general government

The personal services sector, including general government services, contributed 19.8% to GDP in 2006. The nature of the services provided in this sector (for example, medical and educational) requires highly trained personnel. Generally, labor productivity has been at a low level, especially in fields such as public administration and defense, but it has been increasing as the National Government has improved the utilization of its resources in recent years. The real value added by the personal services sector excluding government services increased by 2.4% in the first half of 2007 compared to 4.6% in the same period in 2006.

According to the LFS, the personal services sector showed an increase of 18.3% in employment between March 2006 and March 2007 (from 2,183 000 to 2,310,000).

Wholesale and Retail Trade, Catering and Accommodation

This sector comprises wholesale and retail trade and allied services, catering and accommodation services and motor trade and repair services. Activities include the resale of new and used goods and the rendering of repair services. Growth in the real value added by this sector comfortably exceeded overall economic growth between 2004 and 2006, increasing by 5.9% in 2004, 6.7% in 2006 but then slowed in the first half of 2007. The slower growth in the first half of 2007 was mainly confined to the motor trade subsector and to a lesser extent the retail sector, reflecting the tapering off of the exceptionally brisk pace of growth in demand for new motor vehicles, and durable and semi-durable consumer goods.

According to QES surveys, the wholesale and retail trade employed 2,962,00 persons ended March 2007, a 1.13% increase when compared to the same period for the previous year.

Wholesale and Retail Trade

This sector contributed 13.9% of gross value added in 2006 and 20.9% of formal sector employment as of June 2007 employing approximately 1.47 million workers. The trade sector is a significant earner of foreign exchange.

The wholesale and retail trade sub-sectors are highly concentrated, with a few large market participants dominating. The traditional role of wholesalers has been undermined by the emergence of large chain stores and retailers with significant financial power and purchasing strength. Competition is vigorous among the major chain stores operating these outlets and has led to rationalization and reduced costs throughout the distribution chain. In addition, local retailers in the lower to middle market, particularly in the food sector, have experienced increased competition from foreign retail groups. This sector has benefited from a surge in consumer spending over the last three years owing to a low inflation environment and growth in real disposable income.

Consumer spending is expected to moderate slightly over the medium term in response to the recent interest rate hikes and the introduction of the National Credit Act. The Act encourages responsible borrowing, avoidance of over-indebtedness and reckless lending by attempting to provide for a consistent and harmonized system of debt restructuring, enforcement and judgment. It also aims to prohibit unfair credit and credit marketing practices and to protect consumers. As a result, the Act has decreased the credit market.

South African wholesalers and retailers continue to expand their operations by entry and establishing themselves in the market, as well as through acquisitions. The approach has been to establish new operations and logistics in African countries, particularly Mozambique, Zambia, Tanzania, Kenya and Egypt. Zambia is a substantial importer of South African goods, having accounted for some R5.6 billion in 2003. Zambian imports into South Africa amounted to R3.4 billion for the same year. The trade balance between South Africa and Tanzania is strongly in South Africa’s favor, with South African exports amounting to R1.8 billion in 2003, as compared with R136 million worth of imports from Tanzania. The trade balance between South Africa and Kenya is relatively equitable with exports to Kenya amounting to R2.2 billion, as compared with R2.1 billion worth of imports, in 2003.

Furthermore, South African companies have recently entered the booming Indian market as well as the more established and mature retail markets of Britain and Australia, the latter two through the acquisition of existing operations in those countries.

Catering and Accommodation Services

Due to its labor-intensive nature, tourism employs a relatively high number of people and is therefore an area in which sustained employment and growth are anticipated.

Altogether, 8.4 million foreign visitors came to South Africa in 2006, compared to some 7.3 million foreign visitors in 2005. Tourism’s estimated contribution to GDP increased from 4.6% in 1993 to 8.3% in 2006.

Preparations are also well underway for the tourism boom accompanying the 2010 FIFA World Cup, with the bulk of the preparations taking place in the nine host cities.

In 2006, tourism employed 947,530 persons. This was an increase of 9.6% from 2005, making the tourism industry potentially the largest provider of jobs and earner of foreign exchange. It is projected that by 2010, tourism will employ more than 1.2 million South Africans.

Transport, Storage and Communications

The transport, storage and communication sector’s gross value added growth was 5.7% (seasonally adjusted and annualized) in the first half of 2007. Firm growth in the cellular telephone industry contributed extensively to overall sector growth, as did growth in the transport sector. Overall real growth in the transport, storage and communication services sector rose slightly to an annualized rate of 5.7% in the first half of 2007, compared with a rate of 5.5% in the second half of 2006.

Transport and Storage

South Africa’s modern and extensive transport system plays an important role in the national economy and in the economy of southern Africa.

The transport sector has been a major driver of growth in 2007 due to expansion and upgrade of the main airports, the expansion of the Richards Bay Coal Terminal, 2010 FIFA World Cup preparations and construction related to the Gautrain. Real investment by the transport sector accelerated to 24.6% in the first half of 2007, compared to 19.4% during 2006.

According to QES surveys, the transport sector employed 555,000 persons in the quarter ended March 2006 and 576,000 persons in the quarter ended March 2007, which is a year-on-year growth rate of 3.8%.

Transnet, South Africa’s state-owned transport utility, controls all South African railway networks and harbors, although certain of the port terminals such as the Richards Bay Coal Terminal are privately owned. The utility has made significant progress in spinning off non-core assets such as South African Airways to other government departments as well as privatizing assets that do not fit into its new freight logistics-focused business model. Furthermore, the Transnet group recently unveiled a new corporate identity in line with its changing gears from financial stabilization to financial growth and delivering capacity ahead of demand. The rebranding exercise will be rolled out in phases over the next 12 to 18 months with the Transnet name now associated with all its operating divisions.

Transnet’s multi-modal transportation operations, its total number of employees (approximately 24,811 in 2007) its fixed assets (approximately R77.2 billion in 2007) and its turnover (R28.2 billion in 2007) make the company one of the country’s largest businesses. A number of countries in southern Africa use the South African transport infrastructure to ship their imports and exports. Transport in South Africa is coordinated by the Department of Transport, which determines policy and sets guidelines for the industry. Intercity passenger transport by air, road and rail is primarily provided by private companies and Transnet.

The South African National Roads Agency is responsible for planning, designing and constructing national roads. It is also charged with raising the financing required to develop and manage the road network, an asset estimated to be worth R40 billion. The national road system connects all the major centers in the country to each other and to neighboring countries. The South African road network comprises approximately 754,600 kilometers of roads. There is a national road network of 16,150 kilometers, with plans to extend this to 20,000 kilometers. South Africa has the longest road network of any country in Africa.

The National Government intends to raise R25 billion from public and private sources to be invested in national roads over the next three years.

The toll-road network will be expanded by the National Government at a cost of R10 billion. The private sector will invest approximately R16 billion in toll road concessions. A major portion of these funds will be spent on the three major metropolitan nodes to reduce congestion.

The road transport industry dominates the freight transport market, mainly due to its flexibility. Approximately 80% of all freight transport, 75% of all commuter transport and 95% of all other passenger travel in South Africa takes place by road. The pipeline network is responsible for the transport of more than 85% of refined fuel and gas products. The South African Rail Commuter Corporation, Metrorail and the taxi industry provide commuter transport. Approximately 2.5 million taxi commuters accounted for over 63% of public transport work trips. The Taxi Recapitalization Programme (TRP), a coordinated National Government and taxi industry initiative, aims to replace the current aging fleet of minibus-taxis. The TRP rollout strategy comprises:

•	introduction of safety requirements for the new taxi vehicles;

•	scrapping of existing vehicles;

•	effective regulation of the taxi industry;

•	effective law enforcement in respect of public transport; and

•	empowerment of the taxi industry.

In 2006, the Department of Transport announced the preferred bidder, the Siyazi Consortium, for the contract to operate the Scrapping Administration Agency which will be responsible for the scrapping of South Africa’s taxi fleet. On October 27, 2007 the Minister of Transport stated that the Taxi Recapitalization Programme is making progress. In excess of 11,000 unroadworthy taxis have been scrapped, and more than R600 millions paid to taxi owners and operators.

The national and local railway network consists of approximately 32,000 kilometers of track and is divided into 10 geographical areas under the control of Spoornet. In recent years, it has become increasingly economical to use electrical energy for traction, and electric locomotives now haul most rail traffic.

The Department of Transport has embarked on a comprehensive program to improve rail safety and revive rail transport as a viable public transport alternative. As a first step, urgent action has been taken to streamline decision-making and ensure efficiency of the passenger rail services in the country by authorising a consolidation of the South African Rail Commuter Corporation (SARCC), its commuter services operator, Metrorail and the long distance rail operator, Shosholoza Meyl. In the last 10 years, approximately R1.1 billion has been invested to refurbish and remodel 150 of the main commuter stations and to build seven new stations. In addition, the SARCC is currently extending a commuter rail line in Cape Town by 4.5 km and building two new stations at a cost of R280 million. The number of coaches refurbished has increased from 264 coaches during the 2005-2006 year at a cost of R688 million to 330 coaches during 2006-2007 at a cost of R834 million.

In terms of the 2010 FIFA World Cup, public transport infrastructure improvements will total in excess of R9 billion, which includes R1.1billion for commuter bus and rail transport.

A further R700 million has been invested in the repair and replacement of signaling and power infrastructure, and R4.5 billion was spent in improving the existing fleet of engines and rebuilding trains. The rebuilding program currently receives about R1.6 billion a year from the National Budget which is set to increase to R3.5 billion in the 2009-2010 financial year. The National Government has also co-funded the R21.9 billion Gautrain rail link between Johannesburg and Pretoria. This project has commenced and it is envisaged that it will take approximately 45 months to complete.

South African Airways (SAA) provides an extensive network of air services to all major centers in South Africa, as well as between Johannesburg and most neighboring countries. SAA became the first airline in Africa to join the 18-member group Star Alliance in April 2006. SAA also provides regular service between South Africa and Australia, Europe, the Far East, the Middle East, South America and the United States. Deregulation implemented since 1990 has resulted in the emergence of competition on both domestic and on international routes. There has been an increase in the number of airline operators within South Africa and a substantial increase in the number of foreign air carriers providing services pursuant to bilateral agreements. There are now 21 scheduled domestic airlines licensed to provide air services within South Africa.

The airport infrastructure in South Africa consists primarily of 10 airports, which collectively accommodated approximately 32.8 million total passengers for the 2006-2007 financial year. Passenger throughput growth has averaged above 11% for each of the past three years. Most of the airports are owned and operated on a commercial basis by the Airports Company of South Africa Ltd. (ACSA). Previously the sole shareholder of ACSA, the South African Government sold 20% of its equity stake in 1998 to Aeroporti di Roma (ADR) for R819 million. In 2005, the Public Investment Corporation Ltd. (PIC), a body charged with the administration of the state’s pension fund, purchased ADR’s 20% equity stake for R1.67 billion. A regulating committee has been established to, among other things, monitor service, ensure that the monopolistic position of the ACSA is not misused and protect users against excessive price levels. The Kruger Mpumalanga International Airport, which opened in October 2002, is the most recent addition to the country’s airport infrastructure.

Approximately 98% of the country’s exports are conveyed by sea. From March 2006 to March 2007 approximately 14,094 vessels with an aggregate tonnage in excess of 267 million gross tons called at South African ports. The cargo handled by all South African ports for the year to March 2007 totaled 178 million tons and 3.5 million 20-foot equivalent units.

The privately owned South African Marine Corporation and Unicorn are the country’s largest shipping lines. Their fleets of container, general cargo and bulk cargo vessels provide regular services between South African ports and the major ports of the world. The National Ports Authority of South Africa was established in 2001 as a result of the restructuring of Transnet’s former subsidiary, Portnet. Portnet’s operations are now carried out by two distinct entities — Transnet National Ports Authority and Transnet Port Terminals. Transnet National Ports Authority owns all eight of South Africa’s commercial ports and is responsible for managing all aspects of port infrastructure, development and maritime activities, while Transnet Port Terminals operates the cargo terminals at the ports. The National Ports Act of 2005 provides for the creation of the National Ports Regulator under the Minister of Transport.

Communications

The communications sub-sector consists of postal services and telecommunications services. The South African Post Office Ltd (SAPO) is responsible for postal services, and Telkom SA Ltd (Telkom) provides telecommunications services.

The Post Office handles more than 104 million transactions at its retail outlets during the year. There are approximately 2,580 postal outlets and 26 mail processing centers in South Africa providing a full range of domestic and international postal services.

SAPO is wholly owned by the National Government, but has its own management structure and board of directors and prepares its own budget.

Telkom, the privatized telecommunications company, is one of the largest organizations in Africa. As of March 2007, Telkom had approximately 4.6 million fixed-line customers, 23 million mobile customers in South Africa, 7.1 million mobile customers in the rest of Africa, 466,086 total internet customers, assets in excess of R59 billion and annual revenues of R51 billion. As of March 2006, Telkom had 25,575 employees in its fixed line business. In fiscal year 2006-2007, approximately R6.6 billion was spent on fixed line capital expenditure.

In 1997, the National Government sold a 30% share of Telkom to Thintana Communications LLC, a holding company owned by SBC Communications and Malaysia Telecom. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to BBBEE groups, the National Empowerment Fund and Telkom employees and in March 2003, an initial public offering of Telkom shares was completed. Telkom is listed on the JSE and the New York Stock Exchange (NYSE). By November 2004, Thintana had sold approximately half of its holdings to the market and the rest to the PIC, in anticipation of the PIC facilitating a BBBEE transaction. By May 2005, a portion of this shareholding had been on-sold to a BBBEE consortium called the Elephant Consortium. As of June 2006 the PIC held 16.1% of Telkom’s issued ordinary shares, which includes 7.5% of Telkom’s issued ordinary shares it has acquired in the market, the Elephant Consortium owned 6.9% of Telkom’s issued ordinary shares, and the National Government owned 38% of Telkom’s issued ordinary shares. See ‘‘Public Finance — Public Enterprises.’’

The Telecommunications Amendment Act of 2001 was introduced to amend the Telecommunications Act of 1996 and to make provision for the introduction of a second operator providing telecommunications network services in South Africa (SNO), thereby breaking the monopoly held by Telkom. The Electronic Communications Act was signed into law in July 2006, and aims to promote convergence in the broadcasting and telecommunications sectors, as well as regulating the granting of new licenses.

Telkom provides international direct dial telephone service to approximately 230 international destinations. Direct circuit relationships have been established with approximately 70 administrations worldwide. Automatic services to all international destinations are available to subscribers. Telkom currently connects via satellite, undersea cable and terrestrial circuits to other countries. A satellite earth station for operation in the Intelsat global system has been established at Hartebeeshoek, near Pretoria.

September 2006 marked the entrance of the long-awaited second national fixed line operator, Neotel. The company is to compete with the incumbent Telkom on most of the services that Telkom provides. Neotel currently provides wholesale international voice and IP services to the businesses, and is expected to provide business and consumer services on a full scale by early 2008.

Neotel’s shareholders comprise: Eskom Enterprises (Pty) Ltd and Transtel (a division of Transnet) 15% shareholding each; Black Economic shareholder Nexus Connection (Pty) Ltd 19%; the remaining 51% was allotted to strategic equity partners Strategic Equity Partner Company (SEPCO), constituted by Tata Group of India, and two private consortia− CommuniTel Telecommunications (Pty) Ltd and Two Consortium.

South Africa is the fourth fastest growing GSM market in the world. South Africa’s cellular phone network is currently shared by three licensees: Vodacom (Pty) Ltd., MTN Group Ltd. (MTN) and Cell-C (Pty) Ltd. Telkom and Vodafone Group plc each own a 50% interest in Vodacom. Cellular telephony is among the fastest growing sub-sectors of the South African economy. The Telecommunications Amendment Act of 1997 enabled various telecommunication facilities, including interconnection and roaming, and required two telecommunications providers to share and make available facilities and utilities for one another. Cellular licenses were initially awarded to Vodacom and MTN. In 2001, a third cellular license was awarded to Cell-C. In June 2006, Virgin Mobile, the fourth mobile service provider entered the South African market. Mobile number portability, which will allow customers to switch networks without changing numbers, has been operational since November 2006.

Mining and Quarrying

South Africa’s mineral wealth is found in diverse geological formations, some of which are unique and very extensive by world standards. In terms of mining production, the most important of these formations is the Witwatersrand Basin in Gauteng, which yields approximately 96% of South Africa’s gold output as well as much of its uranium, silver, pyrite and osmiridium. The Transvaal Supergroup, also in Gauteng Province, contains large deposits of manganese and iron ore and the Bushveld Complex of the Gauteng, Mpumalanga and North West provinces holds a large percentage of the world’s reserves of a number of important minerals, including platinum-group metals (PGMs), chromium, vanadium, nickel, copper, fluorspar and andalusite.

South Africa holds approximately 72.4% of the world’s chrome ore reserves and 87.7% of the world’s platinum-group metals reserves. South Africa’s reserves of platinum, chromite and gold constitute an important global mineral source. The deposits of manganese ore in the Northern Cape are the largest proven reserve bases in the world, totaling approximately 4 billion tons. South Africa also has substantial reserves of other important industrial metals and minerals, including alumino-silicates, antimony, coal, fluorspar, lead, nickel, phosphates, titanium, uranium, vanadium, vermiculite, zinc and zirconium.

As a result of its large reserve base, South Africa is a large-scale mineral producer and to a large degree, self-sufficient with respect to the supply of minerals. However, some minerals and mineral products need to be imported. The country is the leading world supplier, and contributes in excess of 30% of the world’s total, of chrome ore, manganese, ferrochrome, platinum-group metals, titanium, vanadium, vermiculite and zirconium. South Africa is also the foremost world producer of gold.

South Africa’s mineral industry is export-oriented. As of 2006 South Africa exported 79% of the world’s vanadium, 26% of the world’s antimony, 38% of the world’s alumino-silicates, 57% of the world’s ferrochromium, 57% of the world’s chrome ore, 22% of the world’s manganese ore and 24% of the world’s ferromanganese. South Africa is the world’s largest exporter of these commodities, as well as of gold, zirconium and vermiculite. Other important export commodities include coal and titanium minerals. Mineral export sales accounted for approximately 28.7% of total export revenues in 2004, with the vast majority of all mineral production exported to Europe.

After the real value added by the mining sector increased by 2.4% in 2005, it contracted by 0.7% in 2006. Growth has been declining, from a peak of 4.6% in the first half of 2005 to (2.9%) in the first half of 2007. Real value added by the mining sector declined in the first half of 2007. The decline in real output originating in the mining sector in the first half of 2007 was concentrated in declines in platinum and ‘‘other mining’’ production. Platinum production was adversely affected by work stoppages and the temporary closure of a smelter.

However, the gold sector has been declining due to the challenges of aging infrastructure in deep mines, a unique phenomenon for South African mines. The industry faces challenges of commodity price cycles and is also affected by the currency fluctuations. The DME, in collaboration with its partners, labor and business, is evolving a strategy to manage the decline and the impact on workers. South Africa still produces 12% of the world’s gold, and has 40% of the world’s known reserves. Solutions and new ways to mine the remaining gold will be investigated.

Another factor is that certain specialized grades and products are not produced in South Africa. South Africa’s total primary mineral sales increased by 14.0% to R142.4 billion in 2005 and increased again to a total of R195 billion in 2006.

The following table sets forth the gold production and Reserve Bank holdings for the periods indicated.

Gold Production and Reserve Bank Holdings

		Sales		South African Reserve Bank Holdings(1)
Year	Production	Tons	Value (R million)	Tons		Value (R million)
2000	430.8	406.2	25 190 297	183.5	(2)	10,982.0
2001	395.0	386.5	28 904 327	177.9		17,302.0
2002	398.5	395.9	41 222 165	173.6		14,990.0
2003	373.2	375.6	33 052 899	123.6		9,799.0
2004	337.2	347.0	29 329 871	123.9		8,887.0
2005	294.7	270.1	24 601 241	124.0		12,970.0
2006	272,1	283.1	37 443 092	113.1		17,634.0

Notes: —
(1)	Gold holdings at year-end.
(2)	Excluding syndicate gold facility.
Source: SARB and South African Department of Minerals and Energy.

South Africa is currently the world’s fifth largest producer of natural diamonds, measured in carats, after Australia, Botswana, Russia and the Democratic Republic of Congo. A high percentage of the country’s production is of gem and near-gem quality. De Beers is the primary producer of rough diamonds in South Africa.

The following table sets forth South Africa’s diamond production for the periods indicated.

Diamond Production (by Origin)

Year	Non Alluvial	Alluvial	Marine	Total
	(carats)
2001	10,099	1,013	126	11,238
2002	9,850	969	87	10,906
2003	11,401	1,129	118	12,648
2004	12,998	1,214	83	14,295
2005	14,340	1,381	55	15,776
2006	13,786	1,336	31	15,153

Source: South African Department of Minerals and Energy

As at March 2007, approximately 500,000 people were employed directly by the mining sector. As at December 2005, there were over 1,113 registered mines in South Africa.

Agriculture, Forestry and Fishing

Agriculture

Following an increase of 4.2% in 2005, the real value added by the Agriculture sector (including forestry and fishing) declined by 13.1% in 2006, the largest annual decline since 1996. This contraction was mainly due to lower production of field crops. In response to declining prices in the preceding year, the area planted with maize and wheat was significantly smaller in 2006. In addition, the maize yield per hectare planted decreased from 3.6 tons in 2005 to 3.4 tons in 2006. In the first half of 2007 agriculture production was held back by erratic rainfall, but nevertheless increased slightly from the lower base in 2006.

Agriculture’s share in the economy has traditionally trailed those of mining and quarrying, manufacturing and the services sectors. Although agriculture had contributed about 14% to GDP prior to 1960, its share in GDP decreased to an average of 3.6% between 1995 and 2005, and further decreased to 2.7% in 2006.

Approximately 13.5% of South Africa’s land surface is made up of arable land, with approximately 12.9 million hectares (31.9 million acres) under agricultural cultivation. By world standards, South Africa’s arable resources are poor. Rainfall is unreliable and the country as a whole is subject to severe periodic droughts. Production under irrigation takes place on approximately 1.3 million hectares (3.2 million acres), and approximately 9.9 million hectares (24.5 million acres) are used for dry land crop production. Planted pastures extend over an area of approximately 2 million hectares (4.9 million acres). The country can be subdivided into a number of farming regions according to climate, natural vegetation, type of soil and type of farming practiced. Agricultural activities in these regions range from intensive crop production and mixed farming in winter rainfall and high summer rainfall areas to cattle farming in the bushveld and sheep farming in the more arid regions.

Historically, the agricultural sector has been characterized by a dualistic structure, with modern large-scale commercial farms existing side-by-side with small-scale subsistence farmers. It is estimated that there are approximately 45,818 active commercial farming units and nearly 46,027 commercial farmers in South Africa. The LFS for March 2007 estimates that the agriculture sector employed approximately 1,075,000 people. Nearly three million people have access to rural land and many derive some income from subsistence farming.

In the commercial agriculture sector, the adoption and application of modern technology and improved farm management have more than doubled agricultural production since 1960. South Africa is self-sufficient in virtually all major agricultural products and has always been a net exporter of agricultural products. However, largely due to erratic weather conditions, the growth in agricultural production over the last decade has tended to be lower than the population growth over the same period.

The agricultural sector grew impressively in 2005 after a slow recovery in 2004.Real value added increased by 5.4% in 2005 compared with a meager 1.4% increase in 2004, largely due to a better than expected harvest of field crops. This growth took a turn and declined by an estimated 7.9% in 2006. Agricultural production was hampered by a large decline in the maize crop of about 7 million tons, which is predominantly harvested in the second quarter. The drought conditions experienced in the first half of 2007, coupled with hazardous fires that raged across the country in the third quarter of the year resulted in a 3.1% decline in agricultural production during the first nine months of 2007.

While farm cost expenditure has increased over time, higher product prices and increased production in the livestock sector caused net farm incomes to increase by 21.2% in 2006. The gross income of farmers in 2006 amounted to approximately R76.1 million, an 11.6% increase from 2005.

The National Government’s strategic plan for agriculture consists of three core strategies: maintaining and increasing commercial production in a sustainable manner, building international competitiveness and addressing the historical legacies that resulted in unequal access and representation.

Historically, Black areas have not shared proportionally in the growth of income in the agricultural sector during the last decade and, accordingly, land reform, rural development and agriculture support programs are at the center of the National Government’s strategy to realize the considerable agricultural potential of these areas. Such development is a priority of the National Government, which focuses on facilitating, together with other principal stakeholders, the transfer of resources (land and related support services) to historically disadvantaged South Africans. See ‘‘Republic of South Africa — Land Reform.’’

The National Government recognizes that new farmers should be given the necessary farming and managerial skills to assist them in the development of commercially viable farms in order to ensure long-term self-sufficiency. To this end, R3.7 million has been used in training and capacity building for newly settled farmers. Approximately 3,270 farmers have been trained in agricultural production, farm management, financial management and marketing. This program will be further strengthened to ensure more sustainable small farms. The newly launched agricultural credit scheme will assist in supporting emerging farmers.

The Ministry of Agriculture, through its agent, the Land Bank, a statutory body with a mandate to support the development of the agricultural sectors, assisted 113,902 ‘‘resource-poor’’ individuals through micro loans amounting to R771 million between 2001 and 2004. In addition, R578 million was spent on agricultural development projects benefiting 7,161 individuals. In September 2007 the Minister of Finance announced that R700 million in cash and R1.5 billion by government guarantee, was injected into the Land Bank.

Other initiatives to help historically disadvantaged South Africans enter the agriculture sector include the Land Bank’s low-interest loans for historically disadvantaged, first-time buyers of agricultural land and the establishment of a Business and Entrepreneurial Development department in the Ministry of Agriculture which aims to encourage equitable participation to promote BBBEE and to enhance competitiveness and participation in agri-businesses.

Forestry

There are approximately 530,000 hectares of indigenous or natural forests in the country which occur mainly along the southern and eastern escarpment, the coastal belt and in sheltered kloofs or ravines. There has been an increase in use of natural forests as sources of medicine, building material, fuelwood and food. It is estimated that around 80% of South Africa’s population still use medicinal plants, most of which are sourced from natural forests.

The low natural forest cover led to the development of the commercial forest sector in South Africa over the last 100 years. South Africa has developed one of the largest planted forests in the world. Production from these plantations was valued at almost R4.9 billion in 2005. Together with processed products, the total industry turnover was about R15.4 billion in 2005, including R9.7 billion worth of wood-pulp.

South Africa now has a detailed inventory of all its natural forests, which are not commercially utilized extensively for forest products, but which are very important in supporting communities in subsistence needs and which also provided unique eco-tourism opportunities. These forests represent 24 broad forest types. The natural forests protected areas system, which was completed for all forests in 2004, will guide the setting aside and re-demarcation of natural forests into protected areas. South Africa also has extensive woodland (deciduous fire climax wooded areas as apposed to evergreen natural forests) areas throughout about 27 million ha of the country, much of which is managed for game farming or conservation.

The forestry industry is promoting rural development and economic empowerment through a small-grower forestation program. By mid-2004, there were more than 24,000 small emerging timber growers, belonging to formal schemes and a further 5,000 to 10,000 independent growers. The schemes run under the auspices of SAPPI Forests (Project Grow), Mondi Forests (Khulanathi) and the Wattle Growers’ Association. Combined, these growers, most of whom were women, cultivated 48,000 hectares of plantations. Combined, these growers, most of whom were women, cultivated 48,000 hectares of plantations. BBBEE Charter for the forestry sector will be instrumental in achieving the objectives of the scorecard as suggested by the Department of Trade and Industry. The Forestry BBBEE Charter process was launched at the Forestry Indaba in April 2005. There are plans for the establishment of an additional area of 100,000 hectares of plantations in South Africa over a maximum of ten years.

Fishing

South Africa is Africa’s largest fishing nation. Fishing occurs off a coastline of over 3,000 km on the Indian and Atlantic Oceans. South Africa’s commercial fishing industry, which includes fish, mollusks, seaweed and shellfish, is valued at more than R2.4 billion annually and directly employs about 28,000 people while another 60,000 find employ in fish processing, transporting of fish products and boat building employ a further 60,000. Recreational fishing attracts some 600,000 enthusiasts, employs over 131,000 people and generates more than R1.3 billion in revenue each year.

It is estimated that at least 60% of commercial fishing rights have been allocated to historically disadvantaged individuals (HDIs) or majority HDI-owned companies. Transformation has taken place in a very short space of time, without compromising the principle of sustainable utilization that is fundamental to the management of fisheries. South Africa’s industrial fisheries are widely regarded as being among the best managed in the world.

Exports in the fishing industry have shown consistently strong growth over the past few years and it is estimated that approximately 35% of the annual fish catch is exported, mainly to Europe, the Far East and North America.

The primary objective of the National Government’s fisheries policy, as outlined in the Marine Living Resources Act of 1998, is the improvement of impoverished coastal communities through increased access to, and sustainable development of, marine resources.

Electricity, Gas and Water

Growth in real output of the electricity, gas and water sector accelerated from 2.6% in 2005 to 3% in the first half of 2007, nearly the same growth rate attained in 2006. Expanded capacity was commissioned, including two open-cycle gas-turbine power stations in the Western Cape, to ensure that the availability of electricity was adequate to meet the peak demand in the 2007 winter.

According to the LFS for the six months ended March 2007, the number of persons employed in the sector was 100,000, a decline from 103,000 employed persons as at March 2006.

Electricity

South Africa generates two-thirds of Africa’s electricity. Almost 90% of South Africa’s electricity is generated in coal-fired power stations. Koeberg, a large nuclear station near Cape Town, provides about 5% of capacity. In April 2006, Eskom approved funds for a feasibility study into the construction of a second conventional nuclear power station and has now officially started commercial negotiations with selected vendors for its proposed nuclear program, which could involve the building of up to 20,000 MW of atomic-energy capacity by 2025. A further 5% is provided by hydro-electric and pumped storage schemes. In South Africa there are few, if any, new economic hydro sites that could be developed to deliver significant amounts of power. Generation is currently dominated by Eskom, the national wholly State-owned utility, which also owns and operates the national electricity grid. Eskom currently supplies about 95% of South Africa’s electricity and is one of the four cheapest electricity producers in the world.

Due to substantial under-capacity and high growth in demand, during 2007 Eskom faced various power interruptions of short durations. The high cost of building new capacity is expected to culminate in an increase in tariffs payable by consumers. During 2007, Eskom requested the National Energy Regulator to pass primary energy costs and re-open its price determination, which could result in energy price increasing by approximately 18%. However, at present, no decision has been taken on this.

From the beginning of the Electrification Program in 1991 up until the end of March 2006, some 3.3 million homes have been electrified. Eskom was converted into a public company on July 1, 2002. It is financed by net financial market liabilities and assets as well as reserves. In global terms, the utility is among the top 11 in generating capacity, among the top seven in terms of sales, and has one of the world’s biggest dry-cooled power stations, Matimba Power Station. In 2004, Eskom announced major plans to expand its generation and transmission capacity to ensure supply for the future. The first step is the reintroduction of three power stations currently not in use. These are Camden in Ermelo, Grootvlei in Balfour, and Komati, between Middelburg and Bethal. Together, these power stations have a combined nominal capacity of 3,800 MW. By March 2007, 772MW was commissioned as Camden (190MW in 2006) and a remaining 600MW will be commissioned by March 2008. The return to service programs for Grootvlei and Komati are progressing well. The first unit of 200MW is to be commissioned at Grootvlei by the end of 2007, and a balance of 1000 MW is expected to be commissioned by October 2009. Komati is expected to be fully commissioned to 961MW by 2011.

In 2005, the Department of Public Enterprises gave decisive impetus to the Pebble-Bed Modular Reactor (PBMR) Project. Negotiations between the Department of Public Enterprises and Eskom are ongoing.

Eskom and the electricity departments of local authorities are subject to regulation by the National Energy Regulator of South Africa (Nersa), which is also mandated, in terms of the National Energy Regulator Act of 2004, to regulate the piped-gas and petroleum pipeline sectors. Prior to the launch of Nersa, in 2005, South Africa’s electricity sector was regulated by the National Electricity Regulator (NER), while the piped-gas and petroleum pipeline sectors were unregulated, although legislation did allow for the creation of regulatory bodies for these sectors. The electricity industry is currently undergoing transformation in the fields of electricity supply, distribution and regulation. In addition, in March 2006 the Electricity Regulation Act 4 of 2006 was passed and to initiate this revised approach, the DME issued a tender for Independent Power Producers (IPPs) to provide for approximately 1,000 MW of new capacity by the end of 2009 and a pre-qualified bidder has been identified. These plants will be diesel fired generation plants to be installed at Coega in the Easter Cape and in Kwa-Zulu Natal, will cost approximately R2.6 billion and will be required to provide peaking capacity to the national grid. See also ‘‘Public Finance — Public Enterprises — Eskom.’’

Gas

Natural gas is an energy source of secondary importance in South Africa and is derived primarily from coal. The market in Johannesburg and Pretoria is supplied by Sasol Ltd. and in Cape Town and Port Elizabeth by smaller liquid petroleum gas distribution industries. Annual gas sales in South Africa total approximately 2.4 billion cubic meters per year, evidencing a large increase of gas consumption by commerce and industry since the 1970s. South Africa currently has one natural gas production facility, which is used for the production of liquid fuels and which has reserves of approximately 20 billion cubic meters. Further sources of natural gas are potentially available to South Africa from neighboring countries, with combined reserves estimated at 135,310 billion cubic meters. In addition, on February 21, 2007 the Republic of Mozambique Pipeline Investment Company (Pty) Limited was awarded a conditional license by the South Africa’s Energy Regulator to operate a 334 km gas transmission pipeline from Mozambique to South Africa. The pipeline is expected to supply South Africa with at least 120 MGJ/annual of natural gas for 25 years

The Petroleum Agency of South Africa, which is responsible for the promotion of gas and oil exploration, has been successful in encouraging international companies to evaluate the country’s oil and gas opportunities. Nine exploration subleases are active, involving 11 international companies.

The Gas Act of 2001 aims to:

•	Promote the orderly development of the piped-gas industry;

•	Establish a national regulatory framework; and

•	Establish the National Gas Regulator as the custodian and enforcer of the national regulatory framework.

Water

South Africa has approximately 450 large dams and a range of projects for surface and underground water extraction and storage. Important projects include two storage dams with hydroelectric power stations on the Orange River, which have a network of canals and tunnels to convey water to other areas; the Tugela-Vaal project on the Tugela River in KwaZulu-Natal, which diverts water to Gauteng and other users along the Vaal River; the Riviersonderend-Berg River scheme in the Western Cape, and; the Lesotho Highlands Water Project, which provides water to the Vaal River system. During 2004, the Department of Water Affairs announced preliminary plans to build 20 major dams over the next 20 years. In the past several years there have been a number of improvements in the management of water resources, including the implementation of the National Water Act of 1998.

By March 2006:

•	Basic water infrastructure had been supplied to approximately 14 million people;

•	74% of the South African population had access to free basic water;

•	Access to basic water supply had improved from 59% in 1994 to 93%; and

•	Basic sanitation infrastructure had been provided to over 2 million households.

The National Government has committed to eradicating all bucket sanitation systems in established settlements by December 2007, clearing the clinic sanitation backlog by 2007 and ensuring that all schools have adequate sanitation. The percentage of households with access to piped water increased from 84.5% in 2001 to 88.6% in 2007. The National Government is on target to provide appropriate water infrastructure and sanitation to all South Africans by 2008 and 2010 respectively. These projects will contribute to broad water infrastructure development and also will have strategic importance as they support the water needs of mining and other industries, irrigation and households.

Construction

Investment in construction continues to experience strong growth. The real value added by the construction sector expanded at double digit growth rates since the first quarter of 2004, surging by 11.9% in 2005, 13.7% in 2006 and 18.3% in the first half of 2007. The increasing activity has indirectly increased the share of the construction sector in the economy’s gross value added from 2.4% in 2005 to 3% in the first half of 2007, a trend that would will probably continue as demand for construction and civil engineering services expands. This firm growth can mainly be ascribed to lively conditions in the non-residential buildings sector and infrastructural development undertaken by the civil construction industry.

According to QES surveys, the construction industry employed 475,000 persons as of the quarter ended June 2007.

Building Construction

Building construction primarily comprises the activities of general contractors engaged in the building, alteration, repair or demolition of buildings. Subcontractors appointed to perform work such as painting, plumbing, electrical installation, bricklaying and other related work are also included in this sector. Although its contribution to GDP is relatively low, this sector is labor-intensive and utilizes mainly semi-skilled or unskilled labor.

Major supplies of inputs to this sector are non-metallic mineral products, electrical machinery and basic iron and steel. Enterprises operating in this sector vary from large building contractors to many smaller contractors and subcontractors.

The construction industry is characterized by a high degree of economic concentration. The National Government has implemented a housing subsidy policy, tender procedures and contract procurement policies that are directed toward facilitating the growth of the emerging construction sector.

The National Government and various entities in the construction industry signed the Housing Accord in 1994 that established procedures designed to ensure the delivery of 350,000 low-cost houses per year, with a goal of delivering 1 million houses by 1999. Although the National Government did not meet this target due to budgetary and fiscal concerns and capacity constraints at various governmental levels, approximately 2.4 million housing units were delivered between 1994 and March 2007 and 3 million subsidies have been approved.. In the 2006-2007 National Budget, the integrated housing and human settlement development grant was allocated an additional R3 billion for the implementation of the comprehensive housing strategy. In the 2007-2008 National Budget, the housing budget received a further R2.7 billion, taking the total allocation over the next three years to R32 billion.

Civil Engineering

Civil engineering includes contractors primarily engaged in construction work of a civil engineering nature, including airports, dams, electricity networks, harbors, pipelines, railway lines and roads. The demand for labor consists mainly of production workers and artisans (unskilled and semi-skilled workers). The civil engineering sector provides most of its own raw materials, but also uses non-metallic mineral products, iron and steel. This sector’s share of production is very sensitive to cyclical economic activity, mainly because almost three-quarters of the domestic demand for the sector’s output is for domestic fixed investment.

Investment in civil works continues to grow as Government’s R416 billion infrastructure program contributes to the steadily rising gross fixed capital formation ratio. Infrastructure projects related to the 2010 FIFA World Cup and the upgrading and extension of power generation and transport infrastructure will continue to drive growth over the medium term.

Informal Sector of the Economy

Informal enterprises encompass a very wide range of activities in South Africa, including the production of marketable products, the distribution of merchandise and the provision of services. Informal enterprise is an important haven for self-employment in rural areas, as well as for the newly urbanized and for the formally unemployed. In addition, informal enterprises mobilize capital at a grass-roots level for the provision of dwellings and community-based services. The businesses in this sector typically operate at a low level of organization and on a small scale, with little or no division between labor and capital. Where more than one individual is involved, labor relations are based mostly on casual employment, kinship or personal and social relations, rather than on contractual arrangements with formal guarantees. Formal sector economic activity, by contrast, is conducted within the formal structures created by the legal system of the country.

The informal sector’s annual contribution to GDP, though difficult to estimate with any certainty, has been estimated at approximately 8% -10% in recent years. This sector employed approximately 3.2 million people (including agriculture and domestic service) and, as of March 2007, accounted for 26.0% of all jobs of employed men and 25.0% of all jobs among employed women (including agricultural and domestic).

Employment and Trade Unions

Employment

Employment statistics collected within South Africa vary depending on the sources from which the relevant information is derived (as evident from the employment statistics contained in ‘‘— Principal Sectors of the Economy’’ above). Possible reasons for variations include differing sample sizes, sample frames, survey scopes, survey periods, collection methods and classifications.

The QES provides statistics on non-agricultural formal employment by sector, on a quarterly basis. The QES survey replaces the Survey of Employment and Earnings (SEE), which was discontinued as from June 2005. The SEE covered both employing and non-employing VAT registered businesses with an annual turnover of R300,000 or more. The QES survey covers employing enterprises registered for income tax (IT). This results in better coverage of small businesses that were not necessarily registered for VAT. The LFS samples households and estimates all employment, including agriculture and informal activities. Labor market information in the Quarterly Bulletin of the SARB is based on the SEE and QES.

According to the LFS of March 2007, the total number of working South Africans is approximately 12.6 million. The largest source of employment by industry in the combined formal and informal sectors was the trade industry (23.4%) followed by the community and personal services industry (18.3%). Other significant employers were manufacturing (13.9%), financial intermediation (10.4%), private households or domestic work (8.8%) and agriculture (8.5%). Professional and managerial jobs are still filled predominantly by White employees, who constitute approximately 16% of the employed labor force, whereas Black employees generally fill the least skilled occupations.

Employment creation remains a critical policy challenge to the National Government. Unemployment, as measured by the LFS, had increased from less than 20% in 1996 to 27.8% in March 2004, and decreased slightly to 26.5% in March 2005. In recent years, unemployment has improved, decreasing to 25.6% in March 2006 and to 25.5 % in March 2007. It is estimated that 30.7% of economically active Blacks were unemployed in March 2007. By contrast, unemployment among economically active Whites was estimated to be 4.7% in March 2007. Substantial unemployment is expected to remain a significant feature of the South African economy for the foreseeable future.

The following table sets forth the change in non-agricultural, formal employment and the percentage of registered unemployed persons for the periods indicated.

	2001	2002	2003	2004	2005(2)	2006	2007
Employment (% change on prior year)
Public Sector(1)	(2.1)	(0.2)	1.2	1.0	2.8	2.8	2.9(5)
Private Sector(1)	(0.4)	0.8	(2.3)	2.5	0.6	(3.0)	3.0(5)
Total	(0.8)	0.6	(1.6)	2.1	1.1	2.9	2.9(5)
Official Unemployed(3) (%)	26.4	29.7	31.2	27.9	26.5	25.6	25.5(4)

Notes: —
(1)	Data includes employment in sectors of former TBVC states.
(2)	First quarter of 2006 percentage change from the fourth quarter of 2005 at seasonally adjusted annualized rates.
(3)	Labor Force Survey (LFS). Defined as those members of the economically active population who (i) did not work during the preceding four days, (ii) want to work, (iii) are available to start work during the following seven days and (iv) have taken active steps to look for work or to start some form of self-employment during the preceding four weeks measured as at September of each year.
(4)	LFS, as of March 2007.
(5)	QES, as of June 2007.

Source: SARB

As of March 2006, the highest provincial unemployment rate was 35.6%, which occurred in the Limpopo Province, while the lowest provincial unemployment rate was 15.9%, which occurred in the Western Cape Province. As of March 2007, less than 5.0% of the economically active population had university degrees or higher qualifications.

Significant legislation has been adopted since 1994 designed to improve labor relations, the quality of employment, skills development and employment equality. The Skills Development Levies Act of 1999 created a levy administered by the commissioner for the South African Revenue Service. The Skills Development Levies Act requires employers to pay a levy equal to 1% of the amount of money they pay to their employees over a one-month period. The funds collected are earmarked to strengthen industrial training and to create learning opportunities for the unemployed. It is intended that 80% of the levies will go to fund the sectoral education and training authorities (SETAs) and 20% will go to fund the National Skills Fund to fund special training needs. Employers get some of the money back from SETAs as a refund if they train their workers. Exemptions to this law are granted if the employer is a public service employer, a religious or charitable institution, or a national or provincial public entity or an employer whose total pay to all its workers is less than R250,000 per year.

South African labor legislation promotes equity in employment and prohibits discrimination in the workplace on the grounds of race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, color, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language or birth. To realize these objectives, legislation requires all employers to take steps to end unfair discriminatory practices and policies. In addition, legislation mandates designated employers to prepare and implement employment equity plans and to report to the Department of Labour on their progress in ending unfair discriminatory practices and in promoting equity. Employers that intend to contract with the National Government must also ensure compliance with their employment equity obligations. In addition, employers are prohibited from conducting unjustifiable medical and psychometric testing on employees, and employees are protected from recrimination for exercising their rights.

Minimum wages have been set by the National Government for workers in various industries. Approximately one million wholesale and retail trade workers received coverage in February 2003 and, in March 2003, minimum wages were extended to roughly 800,000 farm workers. Minimum wages for farm workers are R1,041.00 per month. Minimum monthly wage for domestic workers working more than 27 hours a week for the period December 1, 2006 to November 30, 2007 is R1,066.83 for

those employed in urban areas and R865.54 for those employed in rural areas. From December 1, 2007 to November 30, 2008, the minimum wage rate for domestic workers will be that worker’s previous minimum wage plus CPIX plus 2%. Minimum wages for the taxi industry range from R726.40 to R1038.40 depending on occupation. The Department of Labour is currently reviewing the minimum wage for taxi drivers.

The National Government has made education a key area of intervention in expanding the employment base. In the 2005 academic year, 437,330 educators and lecturers provided educational services to 13,936,737 million students at 34,162 public and registered independent educational institutions in South Africa. In addition, in 2005, 737,472 South Africans were attending institutions of higher learning in South Africa. Following the reorganization in 2002 of South Africa’s 152 technical colleges into 50 super college institutions consisting of 183 centers (campuses and technical centers), enrollment in these institutions rose to 548,367. The proportion of South African people who have completed tertiary education has risen from 7.1% in 1996 to 9.1% in 2006.

The total provincial budgetary allocation for education increased from R71.4 billion in 2003-2004 to R95.5 billion in 2006-2007. South Africa has one of the highest rates of government investment in education expenditure in the world, and efficiency and effectiveness of spending in the formal education system are key priorities of the National Government. Supported by an ongoing conditional grant from the National Government to the provinces, improved financial management and classroom quality are regarded as the key elements of reform in provincial education spending. In addition, provincial education departments have put aside a total of R7.9 billion in 2006-2007 for goods and services, which include learner support materials. Because the delivery of education is personnel intensive, spending on compensation represent 79.3% of total expenditure. Compensation is sent to increase at 8% annually from R49.7 billion in 2003-2004 to R62.6 billion in 2006-2007.

The key areas of South Africa’s overall growth strategy, AsgiSA, require skilled personnel in the areas of engineering, science and technology. The two subjects required for admission into these fields at the tertiary level are mathematics and science. In lower grade levels, the number of students with passing scores in science has increased slightly from 73,667 in 2005 to 81,151 in 2006 but in higher grades, the number of students with passing scores in mathematics and science has declined. Therefore, there is a need for more students in higher grades to achieve passing scores, particularly if South Africa is to achieve the growth and development targets of AsgiSA.

In March 2006, the Deputy President launched the joint initiative on priority skills acquisition (JIPSA) which focuses in attracting and retaining scarce and critical skills. This initiative will support the alignment of higher education institutions in their work in producing graduates that can be employed in their work of producing graduates that can be employed to meet the needs of public and private sector employers.

Over the medium and long term, labor productivity is expected to suffer as the effect of HIV and AIDS-related illnesses in the South African labor force is felt. More research is necessary to predict the full effect of these developments, but costs are expected to rise in relation to employee insurance, medical aid and death benefits, replacement and training.

In an attempt to address the challenges facing the labor market, in particular youth unemployment, the government announced an investigation into the efficiency of the labor market. Greater flexibility in appointing and retrenching inexperienced younger workers is likely to be investigated. A comprehensive public works program was implemented in April 2004, the main thrust of which was the investment in the physical infrastructure while simultaneously creating jobs and providing training opportunities. The program aims to create more than one million temporary jobs over the next ten years.

When measured over periods of four quarters, the cost of labor per unit of output in the manufacturing sector increased by 1.8% in 2006, a material change from growth of 1.1% in 2005 and 4.4% in 2004. Subsequently, growth in the nominal unit labor cost in the manufacturing sector slowed down further to 1.1% in the second quarter of 2007.

Following the slowdown in labor productivity growth, nominal unit labor costs in the total non-agricultural sectors of the economy somewhat increased. Nominal unit labor costs in the formal non-agricultural sectors of the economy increased by 6.2% in 2004 and 3.0% in 2005, while the year-on-year rate of increase rose from 4.9% in 2006 to 5.5% in the second quarter of 2007.

Trade Unions and Labor Disputes

The number of registered trade unions increased from 248 in the mid-1990’s to about 500 in 2004, with membership increasing from 2.7 million in 1995 to more than 3 million in 2004. According to the LFS, as at March 2007 approximately 3,053,000 employees were members of a trade union.

Most trade unions in South Africa are organized in federations, of which there were approximately 17 as at the time of the most recently available information. The largest federation is the Congress of South African Trade Unions (COSATU), which has 21 affiliates and approximately 1.8 million members. COSATU includes the National Union of Mineworkers, the National Union of Metalworkers of South Africa, the South African Clothing and Textile Workers Union, the Food and Allied Workers Union and the National Education, Health and Allied Workers Union. Other significant federations include the Federation of Unions of South Africa and the National Council of Trade Unions. Federations are not required by law to register, so it is difficult to accurately estimate the total number of federations or the total membership of all of South Africa’s trade unions.

The Labour Relations Act of 1995 (Labour Relations Act) prohibits the registration of trade unions that discriminate against sections of the population. All trade union constitutions containing discriminatory clauses have therefore been amended. In addition, the Labour Relations Act fundamentally overhauls previously existing dispute resolution procedures, mechanisms and institutions. While the Labour Relations Act permits the use of privately negotiated dispute resolution procedures, it also encourages centralized dispute resolution through the establishment of a Commission for Conciliation, Mediation and Arbitration (CCMA) and through the creation of a Labour Court, comprised of both trial and appellate divisions and, together with the High Court of South Africa and Supreme Court of Appeals, has jurisdiction over all matters referred to it under the Labour Relations Act. The CCMA is responsible for attempting to resolve industrial disputes through conciliation and mediation. If these attempts fail, the CCMA may determine the dispute by arbitration or the parties may refer the dispute to the Labour Court unless it falls into the categories that must be resolved finally by arbitration and may not be referred to the Labour Court. The CCMA has conducted 67,000 conciliations/arbitrations nationally.

Amendments to the Labour Relations Act, adopted in 1998, enhanced the institutional functioning of the CCMA by ameliorating the case flow, phasing out the industrial court (the forerunner of the Labour Court) and improving the efficiency of bargaining councils.

Additional labor legislation, also adopted in 1998, established new levels for minimum conditions of employment in respect of working hours, leave and the employment of minors. Legislation also provides mechanisms to set minimum wages and to provide flexibility in employment circumstances in order to meet the variable needs of individuals and employers. Further amendments to the Labour Relations Act were enacted in August 2002 and provide for, among other things, improved collective bargaining practices, amendments to trade union registration procedures, changes in workday and overtime allocations and due process in the event of dismissals.

The following table sets forth the number of man-days lost as a result of strikes and work stoppages for the periods indicated.

Man-Days Lost to Strikes and Work Stoppages

Year	Number of Man-Days Lost
2001	1,300,000
2002	900,000
2003	700,000
2004	1,100,000
2005	2,300,000
2006	2,900,000
2007(1)	12,200,000

(1)	Up to the end of September 2007.
Source: The Wage Settlement Survey Quarterly Report, Andrew Levy Employment Publications.

With wage increases demanded by trade unions generally far above wage increases offered by employers in the first six months of 2007, the scene was set for widespread industrial action. The industrial action for the first half of 2007, exceeded the previous high, set in 1987, when labor action was more strongly focused on political rather than economic goals and 9 million man-days were lost in the year as a whole.The Labour Relations Act promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. The right to strike is contingent on the exhaustion of dispute procedures and on the condition that the industry does not provide essential services. The Labour Relations Act also establishes a framework for the formation of bargaining councils to determine matters within the public sector and each industrial sector, the criteria for which are to be established by the National Economic Development and Labour Council. When employers and employees cannot agree on the formation of a bargaining council, a statutory council may be formed. In addition, the Labour Relations Act sets out the procedures for instituting legal strikes, introduces special requirements for the use of secondary strikes, picketing, protest action and replacement labor and protects an employer’s right to have recourse to lockout. The Labour Relations Act also introduces workplace forums to promote ongoing dialogue between workers and management and simplifies the procedures for the registration of unions.

Benefits

Although the National Government has not established a comprehensive welfare system of the type found in many industrialized countries, it does maintain a variety of social benefit schemes relating to, among other things, compensation for occupational injuries and diseases, occupational health and safety, unemployment insurance, old age, disability and survivor benefits, child support grants, unemployment, sickness and maternity benefits, worker injury benefits and various health care benefits targeted to certain persons. Other programs provide for a developmental social welfare program to ensure, among other things, delivery of benefits to the poorest South Africans and improved social insurance. These programs are funded largely from budgetary allocations and through improved efficiency of delivery of services, subsidies or payments.

Prices and Wages

Consumer prices rose by 5.7% in 2001 and by 9.2% in 2002, due in part to the depreciation of the Rand and rising food and fuel prices. However, with the appreciation of the Rand in 2003 that trend has been reversed, with the overall CPIX averaging 3.9% in 2005. In 2006, price pressures that emerged in the previous year escalated and CPIX deteriorated marginally to 4.6%. Similarly, since the beginning of 2007 the build up in prices has become broader based, driven primarily by food and petrol price inflation. Recently, this index has again risen to 6.3% in August 2007. This acceleration in inflation was mostly due to the increase in the domestic prices of petrol, which was a result of the higher prices of imported crude oil, and higher food prices. Risks continue to remain, particularly in respect of mainly food prices, oil prices, administrative prices and the exchange rate, and the CPIX has remained outside of the SARB’s target range of 3-6% for six consecutive months to September 2007.

The all goods producer price index (PPI) decreased from 1.9% in December 2004 to 1.2% in February 2005. Thereafter, the PPI increased sharply to 10% in November 2006. The annual growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy rose by 7.5% in 2006 and by 7.5 % in the 12 months ended June 2007. Average real remuneration per worker increased by 62.8% in 2005, it moderated to 1.3% in 2005 and decreased by 0.7% in the 12 months ended June 2007. Bargaining council agreements and wage settlements are expected again to lead to nominal remuneration increases above inflation in 2007 indicated by the January to September 2007 wage settlements of 7.2%.

Growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy accelerated from a year-on-year rate of 6% in the second quarter of 2006 to 8.6% in the fourth quarter, before decelerating to 4.6% in the first quarter of 2007. This trend was substantiated by the Automated Clearing Bureau (ACB) system for salaries, wages and pensions deposited into bank accounts of about five million salaried and retired workers. The ACB system indicated a year-on-year growth rate of 11.7% in the third quarter of 2006 which moderated to 7.3% in the first quarter of 2007.

Year-on-year growth in nominal remuneration per worker in the private sector outpaced that in the public sector in the first quarter of 2007. Growth in average remuneration per worker in the private sector slowed to a year-on-year rate of 5.1% while growth in public-sector remuneration decelerated to 3.1% over the period. Exceptionally high growth rates were noted in the community, social and personal services sector (17%) as well as in the electricity sector (9.8%). In the public sector, the highest year-on-year remuneration increases were noted at provincial level (6%) and at national government departments (4.1%).

According to Andrew Levy Employment Publications, the average rate of wage settlements amounted to 6.5% in 2006, rising to 6.8% in the first half of 2007. Settlements ranged from 4.5% in the transport sector to 12% in the retail sector. On average, management’s initial offer amounted to 4.8% in the second quarter of 2007 compared with 3.6% in the second quarter of 2006. Wage demands by trade unions ranged from 10% to 32%, averaging 14.2% in the first half of 2007. In recent quarters, output growth in the economy outpaced employment gains. This led to an acceleration in economy-wide labor productivity growth from a year-on-year rate of 2.5% in the second quarter of 2006 to 3.1% in the fourth quarter, before proportionally larger gains in employment moderated productivity growth to 2.4% in the first quarter of 2007. Largely on account of the significant moderation in growth in total salaries and wages in the first quarter of 2007, the year-on-year rate of increase in nominal unit labor cost decelerated from 5.3% in the fourth quarter of 2006 to 2.2% in the first quarter of 2007.

The following table sets forth prices and wages for the periods indicated.

Prices and Wages

	2002	2003	2004	2005	2006	2007 (August)
Consumer Prices(1)	115.3	122.1	123.8	128.0	133.9	143.8
Percentage change from prior year	9.2%	5.8%	1.4%	3.4%	4.7%	7.0%
Production Prices(1)	123.8	125.8	126.7	130.6	140.0	157.3
Percentage change from prior year	14.2%	1.7%	0.7%	3.1%	7.6%	10.3%
At current prices	8.0%	8.4%	9.1%	7.1%	7.5%	4.6%
At constant prices(2)	(1.60)%	3.6%	3.9%	2.8%	1.3%	(2.6)%
At current prices	24.6%	18.6%	7.5%	5.6%	7.6%	7.4%
Non-agricultural value added deflator	9.8%	4.6%	4.7%	4.4%	6.8%	6.2%

Notes: —
(1)	2000 = 100.
(2)	The deflator used in the consumer price index is based on 2000 = 100.

MONETARY AND FINANCIAL SYSTEM

The South African financial system consists of banks and non-bank financial institutions such as investment funds, portfolio management companies, securities investment firms, insurance companies, development funding institutions and pension funds.

South African Reserve Bank

The SARB is the central bank of South Africa, with its head office in Pretoria and branches in Bloemfontein, Cape Town, Durban, East London, Johannesburg, Port Elizabeth and Pretoria North. The SARB’s independence is enshrined in the Constitution and is subject only to acts of Parliament and to regular consultation with the Minister of Finance. The principal responsibilities of the SARB include: formulating and implementing monetary policy; issuing banknotes and coins; acting as banker to the National Government; acting as a bank to banks licensed under the Banks Act of 1990; providing facilities for the clearing and settlement of claims between banks; acting as custodian of the country’s gold and other foreign reserves; acting as a lender of last resort; conducting open-market operations; supervising banks; collecting, processing and interpreting economic statistics and related information; and formulating and implementing exchange rate policies in cooperation with the Minister of Finance and the National Treasury.

Unlike many other central banks, shares in the SARB are held privately, with none held by the National Government. The SARB’s share capital was quoted on the JSE Limited from its inception in 1921 until May 2002, when it was de-listed, and is currently held by approximately 630 shareholders, including companies, institutions and individuals. No single shareholder may hold more than R10,000 in nominal value of the SARB’s shares. Dividends are paid to shareholders out of net profits at a rate of 10% per annum of the nominal value of the shares. After certain provisions, 10% of the SARB’s surplus in any year is paid into a reserve fund, and the balance is paid to the National Government.

The SARB is managed by a 14-member board of directors. The Governor, currently Mr. Tito Mboweni, and three Deputy Governors of the SARB are appointed by the President for five-year terms. Of the remaining 10 directors, three are appointed by the President, with the remaining seven elected by the SARB’s shareholders, four of whom represent the interests of commerce and finance, two of whom represent industry and one of whom represents agriculture. These directors hold office for a period of three years. The Governor has a vote on the board of directors and an additional vote to be used only in the event of a tie. The National Government therefore appoints persons controlling 8 of the 15 effective votes to the board of directors of the SARB.

Monetary Policy

The main objective of the SARB’s monetary policy has been the pursuit of price stability. This policy forms part of broader macroeconomic policies of the National Government by creating a stable financial environment and improving the standard of living of all inhabitants of the country. The SARB does not have fixed exchange rate targets and allows the Rand to float freely against international currencies.

In 2000, an inflation-targeting monetary framework replaced the SARB’s previous approach to monetary policy-making. The previous approach involved the public announcement of guidelines for the growth in the broad money supply, augmented by regular wide-ranging assessments of economic conditions and the outlook for inflation. The current inflation-targeting framework is characterized by the announcement of a numerical target for the inflation rate that is to be achieved over a specified period of time, and is also a broad-based strategy for achieving price stability, centered on an analysis of price developments. In light of the weakening of the relationship between money growth and nominal income growth, monetary policy decisions are guided by the deviation of the expected rate of increase in CPIX from a specified target range. An important factor in determining monetary policy is the forecast generated by the SARB’s macroeconomic models, although monetary policy is not decided mechanistically according to the forecast of economic developments. In the application of inflation targeting as a monetary policy framework, allowance is made for the price effects of serious supply shocks, such as changes in the international price of crude oil, higher food prices resulting from unfavorable weather conditions and inordinate changes in the international exchange value of the Rand. The current inflation target is 3-6%. In the past 18 months there has been a significant change in the SARB’s stance on monetary policy. Having remained unchanged since mid-April 2005 when the repo rate was reduced to 7% per annum, the deterioration in the perceived medium to long-term risks to the inflation outlook resulted in the Monetary Policy Committee (MPC) raising the repo rate by 50 basis points at its June 2006 meeting. This was followed by successive 50 basis point increases at the August, October and December 2006 meetings, as the MPC sought to ensure that the monetary policy stance remained consistent with the achievement of the inflation target. In 2007, after pausing in February and April, the repo rate was raised by 50 basis points at each of the June, August and October MPC meetings.

In its role of implementing monetary policy, the SARB monitors and influences conditions in the South African money and credit markets and affects interest rates, growth in lending and growth of deposits. The SARB uses open-market operations to determine the amount of liquidity made available to banks on a weekly basis in repurchase transactions. The interest rate for such repurchase transactions is set by the SARB’s Monetary Policy Committee (MPC) and has a significant impact on all short-term interest rates in the economy. The monetary policy stance is decided at the bi-monthly meetings of the MPC. There exists, however, a continuous process of review that takes new information and developments into consideration.

Open market operations entail the buying and selling of securities by the SARB in the open market in order to regulate the conditions in the money market or the level and pattern of interest rates. By injecting or absorbing funds through purchases and sales of securities, the SARB may increase or decrease liquidity in the banking system. Although these transactions are primarily undertaken to achieve long-term monetary objectives, a further objective may be to stabilize temporary money-market fluctuations. Currently, nine primary dealers make markets in government paper, five of which are domestic banks and four of which are international banks. Since its appointment of primary dealers in National Government securities in 1998, the SARB no longer acts as agent for the National Government in buying or selling its securities. The SARB may purchase and sell National Government securities for the SARB’s own account, providing it with an effective means of influencing money market liquidity. Other techniques used by the SARB to influence liquidity include purchasing securities outright, varying the amount of National Government bills offered at tender each week, allocating National Government deposits between the SARB and private banks, issuing SARB debentures and entering into foreign exchange swaps with banks.

During 2004 the SARB conducted a review of its money-markets operations, which were last reviewed in September 2001. As a result, on May 25, 2005, following extensive consultations with market participants, the SARB implemented several changes to its refinancing operations with three aims: to streamline the SARB’s refinancing operations to make them simpler and more transparent; to encourage banks to take more responsibility for managing their own individual liquidity needs in the market; and to promote a more active money market in South Africa. These changes include, among other things, the announcement of an estimate of the average daily market liquidity requirement by the SARB and the estimated range within which the daily requirement is expected to fluctuate in the coming week on the Wednesday morning prior to the main weekly repurchase auction, and; the introduction of standing facilities (previously referred to as final clearing or reverse repurchase tenders) at a spread of 50 basis points above or below the prevailing repurchase rate to accommodate banks with short or long liquidity positions.

However, the central feature of the SARB’s operational arrangements — the conduct of repurchase auctions on Wednesdays, with one-week maturity at a repurchase rate fixed at the level announced by the MPC — remains unchanged.

Before the introduction of the changes to the SARB’s refinancing operations, the amount of accommodation provided at the main weekly repurchase auction was stable at around R13 billion, which was also the approximate level of the average daily liquidity requirement of the private sector banks. Thereafter, the amounts on offer at the weekly main refinancing auctions varied, with generally higher levels around month-ends and lower levels towards the middle of the month. In order to square off the banks’ end-of-day positions, standing facilities and cash reserve accounts were utilized.

Following the squaring off of the oversold forward foreign exchange book in February 2004, the SARB continued to increase its foreign exchange reserves through measured buying of foreign exchange from the market, thereby creating Rand liquidity. The banks’ required cash reserve balances with the SARB rose considerably in September 2004 as vault cash was no longer allowed as part of qualifying cash reserves, concluding the phase-out of the vault cash concession which started in September 2001.

The outstanding amount of interest-bearing instruments utilized by the SARB was also raised to drain liquidity from the money market and its composition changed. Debentures with a 56-day maturity were first issued on December 1, 2004, and 56-day reverse repurchase transactions were first conducted on March 24, 2005.

The outstanding amount of government bonds in the SARB monetary policy portfolio steadily declined over the years to reach R7.5 billion during the second quarter of 2007. This followed an agreement between the National Treasury and the SARB on October 20, 2003 which allowed the SARB to restructure and shorten the average maturity of interest-bearing government bonds held in its monetary policy portfolio by conducting cash-neutral auctions.

The following table sets forth the rate at which the SARB provided liquidity to banks as of each month-end indicated.

Repurchase Transaction Rate

2006	(%)
January	7.00
February	7.00
March	7.00
April	7.00
May	7.00
June	7.50
July	7.50
August	8.00
September	8.00
October	8.50
November	8.50
December	9.00

2007	(%)
January	9.00
February	9.00
March	9.00
April	9.00
May	9.00
June	9.50
July	9.50
August	10.00
September	10.00
October	10.50

Source: SARB.

With effect from May 23, 2007, the SARB began to accept certain parastatal bonds in its repurchase auctions, thereby extending the range of securities which may be used as collateral in the refinancing system. The securities which have been added consist of a selection of bonds included in the All Bond Index (ALBI), as determined by the Bond Exchange of South Africa (BESA) excluding those issued by commercial banks. However, the added securities do not qualify as liquid assets in terms of the Banks Act. The table below lists the assets which were added as eligible collateral.

Additional securities accepted in repurchase auctions

Rand denominated

Assets previously and still included as eligible collateral	Assets which have been added from May 23, 2007
Government bonds	Development Bank of Southern Africa (DV07)
Land Bank bills	Eskom Holdings Limited (ES09, E170, ES33)
Separate trading of registered interest and	SA National Roads Agency (SZ25)
principal of securities (STRIPS)	Transnet Limited (T011)
SARB debentures	Trans-Caledon Tunnel Authority (WS03, WS04)
Treasury bills

Source: SARB.

The following table sets forth the money supply (M1A, M1, M2 and M3) of South Africa during the periods indicated.

Money Supply

	At December 31,					At August 31,
	2002	2003	2004	2005	2006	2007
	(millions of Rand)
Coin and banknotes in circulation	29,216	33,715	39,080	43,419	49,951	50,400
Check and transmission deposits	167,765	185,240	205,378	248,533	288,041	329,927
Total: M1A(1)	196,980	218,955	244,458	291,952	337,992	380,327
Other demand deposits(2)	161,271	168,833	177,036	211,101	267,687	332,907
Total: M1(3)	358,251	387,788	421,494	503,053	605,679	713,234
Other short and medium-term deposits(4)	274,370	345,665	397,246	460,462	551,163	630,482
Total: M2(5)	632,621	733,453	818,740	963,515	1,156,842	1,343,716
Long-term deposits(6)	83,196	74,594	95,410	137,615	192,450	248,676
Total: M3(7)	715,817	808,047	914,150	1,101,130	1,349,293	1,592,391

Notes: — Numbers may not total due to rounding.
(1)	Notes and coins in circulation plus check and transmission deposits of the domestic private sector with monetary institutions.
(2)	Demand deposits (other than check and transmission deposits) of the domestic private sector with monetary institutions.
(3)	M1A plus other demand deposits held by the domestic private sector.
(4)	Short-term deposits (other than demand deposits) and medium-term deposits (including all savings deposits) of the domestic private sector with monetary institutions, including savings deposits with and savings bank certificates issued by the Postbank (a division of the South African Post Office).
(5)	M1 plus other short-term and medium -term deposits held by the domestic private sector.
(6)	Long-term deposits of the domestic private sector with monetary institutions, including national saving certificates issued by the Postbank.
(7)	M2 plus long-term deposits held by the domestic private sector.
Source: SARB.

Since the introduction of inflation targeting, the growth in the broadly defined money supply (M3) has not been used as an intermediate target for monetary policy purposes. Nevertheless, money supply and credit continue to provide useful information about prospective spending plans and inflationary pressures.

Broad money supply (M3) continued to expand strongly, consistently registering annualized growth rates in excess of 20% during the first eight months of 2007. The robust growth in M3 partly reflected rising income and expenditures and positive wealth effects accruing to companies and the household sector on account of the value of financial assets and real estate. The increases in short-term interest rates following the tightening of the monetary policy stance starting in June 2006 as well as the reinforcement of the speculative motive for holding deposits, which resulted from turmoil in the financial markets since July 2007, may also have contributed to the brisk rates of increase recorded by M3. The narrower monetary aggregates displayed growth rates similar to that of M3.

Financial System Stability

In 1999 the SARB established a Financial Stability Committee with the specific mandate to strive to enhance financial stability by continuously assessing the stability and efficiency of the financial system, formulating and reviewing appropriate policies for intervention and crisis resolution, and strengthening the key components of the financial system. A Financial Stability Department was established within the SARB with effect from August 1, 2001 to help monitor the stability of the financial system as a whole by identifying inherent weaknesses and the build-up of risks that may result in financial system disturbances. Central to the SARB’s increased focus on, and contribution to, the financial stability discourse, a semi-annual review is published that covers both a quantitative and qualitative assessment of the strength and weakness of the South African financial system.

A cross-sectoral body was created in 2002 to facilitate cooperation in identifying threats to the stability of the South African financial sector and in proposing and obtaining approval for appropriate plans, mechanisms and structures to mitigate such threats. This body creates a coordinated network of contingency planning contacts throughout the financial services industry, which could also act as a crisis management team to deal with tactical situations affecting one or more firms. It also facilitates cooperation between key financial sector institutions and regulators in times of a major catastrophic event or disaster, in order to have the best chance of protecting staff, facilitating recovery and sustaining both a stable financial market and consumer confidence through business continuity planning.

Regulation of the Financial Sector

Since 1994, South Africa has made a dedicated effort to deregulate the financial sector. The new market-based approach to regulation relies heavily on the use of strengthened corporate governance and accountability principles, enhanced disclosure systems, and market discipline as an incentive to compliance. Although increased deregulation has encouraged both competition and innovation, it has simultaneously demanded heightened supervision, more explicit market integrity and strengthened consumer protection mechanisms.

The two main regulatory authorities, the Financial Services Board and the SARB, apply measures to secure the financial soundness of the financial system of South Africa as a whole. The regulatory instruments that they use include entry and other standard requirements, ownership constraints, limitations on certain activities, jurisdictional constraints, pricing constraints and operational constraints, such as capital and liquidity requirements and trading capacity requirements. Domestic supervision also incorporates international standards. South African financial institutions must comply fully with the majority of the Basel capital adequacy principles and standards, and it is expected that Basel II (developed by the Basel Committee on Banking Supervision and endorsed by central bank governors and the heads of bank supervisory authorities in the G-10 countries in June 2004) will be implemented in South Africa in accordance with the Basel Committee timeframe. South African financial institutions must also comply with the financial reporting and disclosure standards incorporated in the international accounting standards, adopted by the International Organization of Securities Commissions (IOSCO). The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation.

Legislation enacted in 1998 provides for an independent competition authority, comprising an investigative division and an adjudicative division with broad powers to, among other things, issue compliance orders and interdicts, levy fines, impose structural remedies such as divestitures and prohibit mergers. The legislation also provides for a right of appeal to a specially constituted judicial authority. In the majority of cases, the adjudicative divisions have sole jurisdiction over competition matters. Amendments to the legislation enacted in 1999 require pre-merger notification in particular cases.

The Office of the Registrar of Companies falls under the supervision of the DTI and is responsible for administering the Companies Act of 1973. The Office of the Registrar of Banks forms part of the SARB and conducts the supervision of banks. The Financial Services Board regulates the financial markets for equity, debt and derivative securities, as well as non-bank financial institutions registered under specific legislation. Advisory committees serve the various offices and boards, and a Policy Board for Financial Services and Regulation coordinates the institutional and functional aspects of regulation. Appeal boards are provided for if and when they are needed, but responsibility for regulation remains with the Minister of Finance.

Recent legislative and regulatory initiatives include the following:

•	The Financial Intelligence Centre Act of 2001 contains measures aimed at combating money laundering, such as reporting of suspicious transactions, improved client identification and verification, and record-keeping requirements.

•	The Financial Advisory and Intermediary Services Act of 2002 was enacted to protect investors from poor and misleading advice by imposing licensing requirements on financial service providers, advisors and intermediaries. The Act requires the approval of financial service providers, key personnel and compliance officers by the Financial Services Board’s registrar and requires the disclosure of advisors’ actual or potential interests, commission and fees paid, and details of how underlying assets are valued.

•	The Collective Investment Schemes Control Act of 2002 provides fund managers with greater flexibility to create and manage funds through an expanded use of derivatives and derivative-based hedge funds in unit trust portfolios, while at the same time improving investor protection by imposing investment limits and liability for misrepresentations.

•	Financial reporting standards were made more consistent with international standards and Generally Accepted Accounting Practices (GAAP) through the adoption, in January 2003, of the Accounting Standard AC 133.

•	The Prevention and Combating of Corrupt Activities Act of 2004 was enacted to prevent and combat corruption and corrupt activities. Measures employed to achieve this include establishing a broad general offense of corruption and providing for the extraterritorial application of the Act.

•	The revised Code of Banking Practice, which formalizes standards of disclosure and conduct and provides safeguards for retail and small business banking clients, was voluntarily adopted by the members of the Banking Council of South Africa and became effective on October 1, 2004.

•	At the end of 2004, Parliament passed the Financial Services Ombud Scheme Act of 2004. The Act aims at protecting consumers of financial services by expanding and strengthening ombud scheme arrangements designed to resolve complaints either resulting from non-compliance with the provisions of the Financial Advisory and Intermediary Services Act or relating to claims that a financial service provider willfully or negligently rendered an unfair financial service to a client.

•	The Securities Services Act of 2004 came into force on February 1, 2005 and replaces the Stock Exchanges Control Act of 1985, the Financial Markets Control Act of 1989, the Custody and Administration of Securities Act of 1992 and the Insider Trading Act of 1998. The objective of the Act is to reduce systemic risk and ensure a fair, efficient and secure means of securities trading in South Africa’s capital markets in accordance with international regulatory standards. Under the Act, the JSE and the Bond Exchange of South Africa

(BESA) will continue to operate as self-regulating organizations but are obliged to comply with the requirements of the Act with regard to the making of rules and the enforcement thereof. The Securities Services Act also facilitated the demutualization of the JSE to become a public unlisted company known as JSE Limited from July 1, 2005.

•	The Dedicated Banks Bill, intended to increase competition as regards savings accounts and affordable banking services, and the Co-operative Banks Bill, aimed at providing banking services to a broader segment of the population, were released to the public for comment by the National Treasury in 2004 and were the subject of parliamentary hearings in October 2005. The first draft of the Co-operative Banks Bill was revised to reflect the numerous comments received, and will be tabled in the National Economic Development and Labour Council (Nedlac) for further comments in anticipation of being submitted to the Cabinet. The Co-Operatives Banks Bill came into force on October 24, 2007 and was signed by the President on November 19, 2007. A revised draft of the Dedicated Banks Bill, integrating public comments, is also expected to be submitted to the Cabinet prior to consideration by Parliament before the end of the year.

•	The Auditing Profession Act, No. 26 of 2005 created a legislative framework for regulating registered auditors. This Act came into effect on April 1, 2006 and is expected to enhance, inter alia, the independence, effectiveness and powers of the re-constituted regulatory board, namely the Independent Regulatory Board for Auditors.

•	As from January 1, 2008, South African registered banks will be required to comply with the new Capital Accord (Basel II). The Accord Implementation Forum is leading the Basel II initiative in South Africa. Draft legislation to comply with the requirements of Basel II is to be tabled in Parliament soon and the draft Banks Amendment Bill has recently been published for public comment.

•	Since the publication of the South African National Payment System (NPS) Framework and Strategy document in 1995, major payment system milestones have been achieved and all major domestic risk-reduction objectives were met. This framework and strategy document contained a ten-year vision up to 2004. The main objective of the new framework and strategy document, known as Vision 2010, is to provide high-level strategic guidance for the payment system up to 2010.

•	The National Credit Act came into effect on June 1, 2006. The National Credit Act consolidates fragmented legislation, introduces broad consumer rights, increases rules and procedures pertaining to the activities of credit providers and creates a National Credit Regulator to administer and regulate the credit industry.

•	In May 2006, the Corporate Laws Amendment Bill was tabled in parliament. Proposals include, inter alia, financial reporting by ‘‘public interest companies’’ to be in line with the international standards adopted from time to time by the International Accounting Standards Board and the removal of the current prohibition on companies to provide financial assistance for the acquisition of their own shares. The latter would, amongst other benefits, enable financially strong companies to offer assistance for the purchase of their own shares to accommodate black economic empowerment transactions.

•	The JSE demutualized in July 2005 and listed in June 2006, allowing it to operate as a company with share capital. This put the JSE on par with its international competitors, the majority of which have already demutualized and converted to companies.

•	The Department of Trade and Industry is in the process of reviewing the corporate laws in South Africa. The aim of this review is to bring the South African corporate law framework closer to full compliance with international standards and best practices, provide the necessary protection to all corporate stakeholders, maximize the opportunities for companies to attract capital and stimulate economic growth. The second draft of the proposed new Companies Act was made available for public comment in 2007 and the Department of Trade and Industry is in the process of reviewing these comments.

Financial markets such as the foreign exchange market and the money market are not regulated by specific legislation but are subject to general legislation and regulation by agencies such as the SARB. Institutions currently not required to register under any particular legislation are not subject to specific regulation. However, it is expected that all individuals and firms conducting investment business in the future will be required to comply with certain minimum requirements in respect of disclosure and capital adequacy. These individuals and firms will also be required to adhere to a strict and coherent code of business conduct imposed to strengthen supervision.

Structure of the Banking Industry

At the end of December 2006, 17 banks, 2 mutual banks and branches of 14 foreign banks were registered with the Office of the Registrar of Banks. Furthermore, Furthermore, 43 foreign banks had authorized representative offices in South Africa. By the end of December 2006, banking institutions collectively employed 129,161 workers.

Major groups dominating the South African banking sector include ABSA Bank Ltd., The Standard Bank of South Africa Ltd., FirstRand Bank Ltd., Nedbank Ltd. and Investec Bank Ltd. As of March 2007, these groups held approximately 90% of the total assets of the private banking sector, with the balance held by other banks.. The major banks (with the exception of Investec Bank Ltd.) offer a wide range of services to both individual and corporate customers at branches across all nine provinces. One-stop or relationship banking has gained importance, with the emphasis on universal banking rather than on isolated services. Nevertheless, several banks specialize in providing investment banking services, securities underwriting or services in other niche areas.

In addition to the operating banks, local branches of foreign banks and mutual banks, banking services are provided through the Postbank, a division of the South African Post Office regulated through the Department of Communications, with over 2,700 outlets and 5,500 service points nationwide. The Postbank receives deposits from, but does not provide credit to, the public.

South African regulatory authorities pursue a market-oriented regulatory approach, although the SARB also establishes cash reserve requirements. Banks are currently required to hold cash equal to 2.5% of their liabilities less specified transactions. Since September 2004, vault cash can no longer be deducted from this cash reserve requirement. In the new system, no interest is paid on the minimum cash reserve balance, a policy intended to gradually increase the interest-free deposits held with the SARB.

During 2006, the South African banking system remained stable, and, in general, banks were sound. Banks continued to benefit from the favorable economic conditions that prevailed during 2006. The banks were well-capitalized above the minimum requirement of 10%, and the average risk-weighted capital-adequacy ratio for the banking sector was 12.3% at the end of December 2006 as compared to 12.7% at the end of December 2005).

The aggregated balance sheet of the banking sector continued to grow strong during 2006. By the end of December 2006, the total assets of banks, comprising, amongst others, money, loans and advances, investment and trading positions and non-financial assets, had increased by 23.7% (measured over twelve months), to a level of R2,075.1 billion compared to R1,677.5 billion in December 2005. The five largest banks constituted 89.7 % of the total banking sector assets as of the end of December 2006 as compared to 89.6% at the end of December 2005.

The profitability ratios improved throughout 2006. By the end of December 2006, an after-tax return of 18.3% on net qualifying capital and reserves (12-month smoothed average) was reported, compared to 15.2% in December 2005. An after-tax return of 1.4% on assets (12-month smoothed average) was reported in December 2006 as compared to 1.2% at the end of December 2005. The efficiency ratio of the banking sector displayed steady improvement throughout 2006, and by the end of December 2006 an efficiency ratio of 58.9% was reported, compared to 66.3% at the end of December 2005.

The change in focus by the regulatory authorities from direct control to deregulation has been accompanied by an emphasis on proper capitalization, sound risk management procedures and disclosure. South Africa adheres to the capital-adequacy guidelines for banks promulgated by the Basel Committee on Banking Supervision (the Basel Guidelines). By the end of December 2005, the banking sector as a whole had a capital adequacy ratio of 13.3%, which was an improvement from the capital adequacy ration of 12.7% in December 2004. This improvement was attributable to the progress made by banks towards the implementation of the Basel Guidelines.

The South African banking sector will implement the new Capital Accord (Basel II) on January 1, 2008.

Many demands are now being made on South African banking institutions to extend their activities to accommodate the banking needs of historically disadvantaged South Africans and to provide more funds for housing, export financing, agriculture and small business development. See ‘‘— Financial Sector Charter’’ below. To this end, the National Treasury has published two draft bills, the Dedicated Banks Bill and the Co-operative Banks Bill that, if enacted, will amend the restrictive banking regulatory framework in an effort to stimulate an expansion of banking services to the wider community. See ‘‘— Regulation of the Financial Sector’’ above.

Financial Sector Charter

In August 2002, the financial sector voluntarily committed itself to developing a charter to address historical sector imbalances, particularly with reference to human resource development, broadening economic participation and access to financial services. Thereafter, key industry stakeholders came together to develop the Financial Sector Charter, which was launched by the industry and the Minister of Finance in October 2003. The Financial Sector Charter is built around a central vision of promoting a transformed, vibrant and globally competitive financial sector that reflects the demographics of South Africa and contributes to the establishment of an equitable society by effectively providing accessible financial services to Blacks and by directing investment into targeted areas in the economy.

The Financial Sector Charter established sector transformation goals, emphasizing targets for human resource development, procurement and enterprise development, access to financial services and ownership transfer. For example, the financial sector is committed to ensure that 80% of the population in lower income groups has access to financial services by 2008. In order to achieve this, eight banks, including the country’s four major retail banks - ABSA, FirstRand, Nedbank and Standard Bank, as well as the Postbank, launched the Mzansi account in October 2004. Mzansi is a low-cost national bank account, extending banking to low-income earners and those currently living beyond the reach of banking services. Mzansi is an initiative aimed at establishing full-service banking within no more than 15 kilometers of every South African and an automatic teller machine (ATM) within no more than 10 kilometers of each South African’s home. Since the inception of the Mzansi initiative, more than 3 million South Africans have gained access to banking services. In addition, a framework has been developed for extending R42 billion in housing finance on favorable terms to households largely excluded from the mortgage market until now.

One of the principal sector transformation goals of the Financial Sector Charter relates to ownership transfer. The Financial Sector Charter states that each financial institution must transfer 25% ownership to previously disadvantaged South Africans, including 10% through direct ownership transfers, by 2010.

A number of financial sector transactions have recently been concluded in compliance with the principles of the Financial Sector Charter. Examples include:

•	The acquisition in 2004 by Ubuntu-Botho Investments (Pty) Ltd., a broad based empowerment consortium, of an initial 10% equity holding in Sanlam Limited, one of South Africa’s largest insurance and financial services groups.

•	The sale in 2003 by Investec Ltd. of 25.1% of its equity to a consortium of empowerment groups (including an employee share trust).

•	The sale in 2004 by ABSA Group Limited of a 10% stake in its equity to Batho Bonke, a consortium of empowerment groups.

•	The sale in 2004 by FirstRand Limited of 6.5% of its issued share capital to a consortium of BBBEE groups and 3.5% of its share capital to FirstRand’s black staff and non-executive directors.

•	The sale by Advantage Asset Managers of a 15% stake to empowerment investors during 2005. WDB Investment Holdings, a women’s empowerment group, received an 11.5% stake and a staff trust for the benefit of previously disadvantaged individuals received a 3.5% stake.

•	The Mutual and Federal BEE transaction worth R663 million, announced in June 2005 resulting in the acquisition of 11% of Mutual & Federal equity by black partners including Wiphold and Mtha-we-Mpumelelo.

•	Implementation by Old Mutual of the group’s R7.2 billion black economic empowerment deal, involving the issue of new shares in Old Mutual, NedBank and Mutual and Federal. The deal will result in new direct black ownership of Old Mutual of 13.48%, which, together with existing black ownership, will result in total black ownership worth R4.3 billion, are of the largest black shareholdings of any South African company in Rand terms.

•	The launch by Nedbank in August 2005 of the Eyethu Ownership Plan for retail clients, in terms of which clients purchasing shares pay the market price for the shares and are subject to a three year lock-up period during which their capital invested is guaranteed. At the end of the lock-up period they may be entitled to one bonus share for every three shares that are held.

•	The establishment of Vusani Property Investments (Vusani), a joint venture BEE property owning entity, between Sanlam Properties, owning 30% of Vusani, and a BEE consortium consisting of Vusani management, the Sifikile Group and Simeka Properties, which owns 70% of Vusani.

•	The acquisition of 30% of the South African business of Alexander Forbes to a BEE consortium led by the Shanduka investment vehicle.

•	The acquisition by Kagiso Trust Investment, an empowerment group, of a 10% stake in Metropolitan Holdings, worth an estimated R540 million.

•	The acquisitions by the Tutuwa Consortium, led by the empowerment group Shanduka resources, of a 10% stake in Standard Bank for approximately R4.1 billion, and stakes in Liberty Life for approximately R1.3 billion.

•	The acquisition by the black empowered group, Mvelaphanda, of a 10% stake in ABSA Bank, worth approximately R3 billion.

•	The acquisition by a BEE consortium consisting, amongst others, of the Democratic Nursing Organization of South Africa’s Investment Holdings Company, Mtheza Buya and Umnombo Investment Holdings of R95.1 million worth of convertible preference shares from Real People, which constituting a 9% stake in the business of Real People.

•	The acquisition by a BEE consortium comprising of the Santam Black Economic Empowerment Staff Trust; the Santam Broad-Based Black Economic Empowerment Community Trust and the Santam Black Economic Empowerment Business Partners Trust of 10% of Santam’s issued share capital from existing shareholders, worth an estimated R915 million.

•	The acquisition of 18.9% stake in the domestic business of Allan Gray by E2 worth R1.1billion.

Credit Allocation

Traditionally, changes in the outstanding stock of claims on the domestic non-bank sectors as reported on the banks’ balance sheets have been interpreted as signifying flows of credit to these sectors. With the implementation of Accounting Standard AC 133 in January 2003, derivatives positions must be marked to market and must be reported on a gross, rather than on a net, basis. Previously, coverage of on-balance sheet derivatives was narrower and netting was widespread. Those derivative assets with counterparties falling in the domestic non-bank sector formed part of the investments category of banks’ claims on the domestic private sector which, accordingly, rose sharply. However, the month-end marking-to-market of derivatives and other investments, such as bonds, means that in a typical month, the bulk of the change in the stock of claims on the domestic non-bank sectors is likely to be due to revaluation rather than to actual transaction flows of credit.

Accordingly, in analyzing credit extension, it is advisable to de-emphasize the reported stock of banks’ claims on the domestic private sector and to examine banks’ loans and advances. These are reported at nominal value including accrued interest, and do not change to reflect mark-to-market practices as with investments and, to some extent, with bills discounted.

Growth in total loans and advances extended to the private sector by the banking sector remained strong during the first eight months of 2007, despite the cumulative effect of increases in lending rates as monetary policy was tightened in successive steps from the second half of 2006. The sluggish adjustment in demand for credit to increases in lending rates partly reflected generally favorable lending and borrowing conditions, rising income and employment levels, higher consumer and business confidence levels, and stronger balance sheets which have benefited from positive wealth effects. During the first eight months of 2007 all credit categories increased significantly, with growth in asset backed credit accounting for 63% of the overall increase in total loans and advances.

Annual growth in total loans and advances increased to 27.7% in June 2007 and moderated somewhat to 25.3% in August. Total loans and advances to the domestic private sector consist of installment sale credit, leasing finance, mortgage advances, overdrafts, credit card and general advances. The first three categories are referred to as asset-backed credit, while the last three categories together are referred to as other loans and advances.

The National Credit Act was fully implemented on June 1, 2007, with the aim of facilitating access to credit while preventing over-indebtedness and reckless lending in the credit market. However, it is too early to establish the likely full impact of the National Credit Act on credit extension.

The following table sets forth a classification of bank credit to the private sector based on the type of economic activity for the period indicated.

Bank Credit as of second quarter 2007

	Amount (Rand millions)	Percentage of total credit (%)
Agriculture, forestry and fishing	31,429	1.62
Mining	29,171	1.51
Manufacturing	78,687	4.07
Construction	20,014	1.03
Electricity, gas and water	12,811	0.66
Trade and accommodation	56,466	2.92
Transport and communication	59,409	3.07
Finance and insurance	452,886	23.40
Real estate and business services	179,899	9.30
Community, social and personal services	40,386	2.09
Individuals	871,223	45.02
Other	102,996	5.32
Total	1,935,376	100.0

Source: SARB.

Capital Markets

The JSE Ltd was established 120 years ago and is the nation’s primary licensed market for equity securities. The JSE is governed externally by South African legislation and internally by its own rules and regulations. The JSE listed itself on June 5, 2006. The listing included a proposal regarding the implementation of a BBBEE.

The introduction of the Johannesburg Equities Trading system (JET), an electronic, automated and central order-driven system, culminated in the closure of the trading floor in 1996. Subsequently, the trading system (JSE SETS) and real-time information dissemination system (InfoWiz) of the London Stock Exchange (LSE), replaced JET in May 2002. In 2007 the JSE and the LSE both moved onto the LSE’s new trading platform, TradElectTM. JSE members connect to JSE TradElectTM and InfoWiz through a hub at the JSE in South Africa.

In June 2003, the JSE announced the first alternative ‘‘exchange’’ in Africa that would list small and medium sized companies, specifically targeting BBBEE and junior mining companies. The new market, named AltX, opened in October 2003 and runs parallel to the main exchange, with separate listings requirements and reduced fees. As of October 2007, 65 companies were listed on the AltX exchange with a market capitalization of R29 billion.

The South African Futures Exchange (SAFEX) is the forum for trading futures contracts. The JSE acquired SAFEX in August 2001 and merged it into the JSE as a financial derivatives division and an agricultural products division. In February 2005, the JSE launched Yield-X which is the platform for trading all interest rate-related products and currency products. Since the inception of Yield-X, the JSE’s debt instrument exchange, the JSE comprises of four markets: the Main Board; the AltX; the Yield-X; and Safex (equity derivative and agricultural derivative markets).

Regulation of insider trading is vested in the Financial Services Board, which has extensive surveillance and detection capability and was established in partnership with the JSE.

Since 1995, the JSE has permitted limited liability corporate memberships and has phased out citizenship requirements for members of the JSE. Several banks, both domestic and international, have acquired or established stock-brokering businesses as members of the JSE. Stockbrokers are required to meet stringent capital adequacy requirements and to keep client funds in trust accounts separate from the stockbroker’s own funds. The Stock Exchange Guarantee Fund was established to protect investors and may be used to discharge certain liabilities of members relating to the buying and selling of securities.

Since 1999, companies have been permitted to buy back their own shares and are required to disclose security interests, directors’ pensions and compensation, and in the case of public companies, to appoint a secretary. Legislation restricts undesirable advertising and canvassing relating to securities.

The following table sets forth the market capitalization and number of companies listed on the JSE and the JSE’s trading volumes and values for the period indicated.

JSE

	2002	2003	2004	2005	2006	October 2007
Market capitalization(1)	1,584.9	1,787.2	2,566.4	3,586.1	5,041.5	6,219.0
Trading volume(2)	55,790	43,053	45,438	54,510	74,487	58,901
Trading values(3)	808,657	752,249	1,031,207	1,278,690	2,121,500	2,463,527
Listed companies(4)	472	426	404	388	401	403

Notes: —
(1)	In billions of Rand at end of period.
(2)	In millions of shares traded.
(3)	In millions of Rand.
(4)	Actual figures at the end of period.

According to the World Federation of Exchanges, the JSE was the 19th largest stock exchange in the world, in terms of market capitalization, as of the end of October 2007.

The market capitalization of the JSE at the end of October 2007 was approximately R6,219 billion. In the first ten months of 2007, the total value of share capital raised by companies listed on the JSE was R101.3 billion, an increase of R28 billion compared to the first ten months of 2006. Turnover of shares listed on the JSE increased from approximately R1,000 billion in 2005 (35.7% of market capitalization at December 31, 2005) to R2,122 billion in 2006 (42.1% of market capitalization at December 29, 2006) and, in the first ten months of 2007, turnover of shares on the JSE amounted to R2,464 billion (39.6% of market capitalization as at October 31, 2007.

A number of foreign companies which have their primary listing on other exchanges maintain a secondary listing on the JSE, such as Anglo American and Old Mutual. Other companies which maintain a secondary listing on the JSE include Aquarius Platinum, BHP Billiton, Richemont Securities, Bicc Cafca, Dimension Data Holdings, Hwange Colliery, Brait SA, Conafex Holdings, Halogen Holdings, Investec, Liberty International, London Finance and Investment Group, Lonmin, Lonrho Africa, Marshall Monteagle Holdings, Oando, SABMiller, First Uranium Corporation, Tawana Resources, Teal Exploration and Mining, African Eagle Resources Limited, Annoraq Resouces Corporation, Conafex Holding Societe Anonyme, Mondi PLC, Nictus Beperk, Pan Africa Resources Limited, Zambia Copper Investments Limited Eastern Platinum Limited, Great Basin Gold Limited, GVM Metals Limited, IPSA Group PLC, Jubilee Platinum PLC and Uranium One Inc.

Non-residents of South Africa made net purchases of shares of R63.9 billion in the first ten months of 2007, as compared to net purchases of R73.7 billion in 2006. On average, non-resident participation in the JSE has accounted for 21% of the value of all shares traded in 2007 thus far. Annualized liquidity on the JSE increased from 35.6% in 2000 to 44.8% in October 2007 and the closing value of the All Share price index on the JSE increased by 31% from the end of October 2006 to the end of October 2007. Notwithstanding these advances, 495 companies have delisted from the JSE since 1999.

The main index charting the performance of the JSE is the FTSE/JSE Africa All Share Index which represents 99% of the exchange. At October 31, 2007, the FTSE/JSE All Share Index included 160 companies and accounted for approximately 83% of the market capitalization of the JSE. At October 31, 2007, the 10 largest companies by market capitalization represented approximately 47% of total market capitalization. Other indices include four new benchmark indices, two capped and two shareholder-weighted indices. In May 2004, the JSE launched the Social Responsibility Index, which highlights corporate social and environmental responsibility and, in August 2004, the JSE launched the FTSE/JSE Style indices. The primary purpose of the FTSE/JSE Style indices is to provide investors with a measure of the performance of value and growth of companies which are constituents of the FTSE/JSE All Share index.

The FTSE/JSE Dividend+ index designed to measure the performance of higher yielding stocks within the universe of the FTSE/JSE Top 40 and Mid Cap Indices, excluding property companies was introduced on August 21, 2006. The Alt X index went live on April 3, 2006.

On October 1, 2007, FTSE/JSE launched the FTSE/JSE RAFI 40 and the Alt X15 indices. The RAFI derives its constituent weights from company fundamentals, thus leaving one with a universe that differs from the traditional market capitalization weightings. The Alt X15 has been designed to be a tradable index as its constituents are the top 15 constituents from the Alt X board which have also met the liquidity requirement.

On June 18, 2007 the JSE (via Yield-X) allowed for the trading in foreign currency derivatives.

BESA became the sole formal forum for trading debt instruments (including domestic government debt securities, or gilts) in 1996. Electronic net settlement takes place through settlement agents appointed by the members and market practitioners. Bonds traded on BESA are cleared and immobilized through Share Transaction Totally Electronic Ltd. (STRATE), an electronic clearing and settlement system. The turnover in the bond market in the seven months to July 2007 was approximately R7, 200 billion. The nominal value of turnover on BESA in 2006 was R11,449,393 billion compared with R8,100 billion in 2005 and R8,400 billion in 2004. Since 1997, BESA has used a rolling settlement period of three days. BESA implemented a bond automated trading system in

January 2000. This system introduced centralized price discovery through screen trading and price transparency through information dissemination.

Derivative instruments are traded either on an over-the-counter basis or on an exchange. The Financial Derivatives Division of the JSE, known as the SAFEX prior to its acquisition by the JSE in August 2001, is responsible for all futures contracts and options on futures. SAFEX Clearing Company (Pty) Ltd. (SAFCOM) is the clearinghouse for SAFEX and also provides compliance, surveillance and other exchange services. Trading takes place on an automated trading system. SAFEX introduced commodity futures in South Africa in July 1995, Rand-dollar futures in May 1997, and individual equity futures in February 1999.

In the first seven months of 2007, trading activity in the financial derivatives market remained robust due to bullish underlying share market conditions. Although single-stock futures accounted for only 8% of total turnover by value in the first seven months of 2007, they accounted for 86% of total number of contracts traded. Turnover in commodity futures and options almost doubled in the seven months to July 2007, as local grain prices rose sharply due to supply constraints in the domestic market. Turnover in warrants lost ground, falling by a substantial margin compared with the same period in 2006. Turnover in derivatives on the JSE for the first seven months of 2007 is indicated in the accompanying table.

Derivatives turnover on the JSE, January to July 2007

	Change over one year
	R billions	Percentage
Financial futures and options on futures	2,391	45%
Warrants	2	−69%
Agricultural commodity futures and options	154	91%
Interest rate derivatives	20	38%

Exchange Controls

The SARB on behalf of the Minister of Finance administers South Africa’s exchange control regulations. It is assisted in this task by a number of banking institutions that have been appointed by the Minister of Finance as authorized dealers in foreign exchange. Such banking institutions undertake foreign exchange transactions for their own account with their clients within limits and subject to conditions established by the SARB. Until 1995, control over non-residents’ capital transactions was based mainly on the financial Rand system, which was reintroduced in 1985 at the time of the proclamation of the debt standstill. Although the financial Rand system served South Africa well during the years of the country’s economic isolation, it had many disadvantages and, in the period since the end of this economic isolation, it had served to discourage new foreign investment in the country. In March 1995, the National Government abolished the financial Rand system and the resulting dual exchange rate. No capital controls are, therefore, applied to non-residents, who may freely invest in and disinvest from South Africa. This applies to portfolio investment as well as foreign direct investment into South Africa.

Since the abolition of the dual exchange mechanism in 1995, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. As discussed below, residents still face certain restrictions. However, these restrictions are gradually being eased so as to foster macroeconomic stability, a stronger balance of payments, and financial sector development.

The present exchange control system in South Africa is used primarily to control movements of capital by South African residents. In order to ensure that capital transfers are not disguised as current payments, controls and limits are placed on transfers of a current nature, such as travel allowances for vacation and business purposes, subsistence allowances for educational and other purposes and gifts to non-residents.Private individuals may invest up to R2 million for any purpose outside the Common Monetary Area, provided that the individual is over the age of 18 years and a registered tax payer in good standing. South African private individuals are able to invest, without restriction, in approved inward listed instruments on South African exchanges. Certain restrictions were, however, imposed on foreign investment by South African residents and corporates. With effect from October 2004, limits on foreign direct investments by South African corporates were abolished. Foreign dividends repatriated to South Africa after October 26, 2004 may be retransferred offshore again at any time for any purpose. Corporates are allowed, on application, to transfer funds from South Africa for each new and approved foreign investment outside the CMA. African corporates are allowed to retain foreign dividends offshore. Nevertheless, application to the SARB’s Exchange Control Department for prior approval of a foreign investment is still required. These applications, which permit the SARB to monitor the level of foreign investment, are considered on merit and are granted if South African exchange control authorities believe the investments would be of long-term economic benefit to South Africa. The SARB reserves the right to stagger capital outflows relating to very large foreign investments so as to manage any potential impact on the foreign exchange market.

Portfolio or non-direct foreign investments were prohibited until 1995, when the Minister of Finance announced that institutions such as long term insurance companies, pension funds and unit trusts would be allowed, with prior approval from the SARB, to diversify a small portion of their investments by obtaining portfolio investments abroad, provided those investments were obtained by way of asset swaps, thereby ensuring that they had no effect on foreign exchange reserves. The asset swap mechanism was terminated in February 2001 and funds within limits may be externalized as described below.

Authorized dealers in foreign exchange are allowed to approve the granting of credit terms in respect of exports only for periods not exceeding six months, with an extension of a further six months in certain circumstances without reference to the SARB. Since 1996, corporates engaged in exportation and importation have been permitted to offset costs of imports against proceeds from exports within a specified period.

Various measures aimed at easing certain of the country’s remaining exchange control regulations became effective in mid-1997. The measures included abolishing most of the remaining quantitative limits on current account transactions; permitting South African institutions to invest funds abroad; permitting trading of Rand-dollar futures contracts on the South African Futures Exchange, with participation initially restricted to non-residents and local authorized dealers in foreign exchange; and relaxing the application of local borrowings limits to foreign controlled South African companies. In March 1998, the National Government announced that South African companies would be permitted to retain foreign currency earnings in the form of export proceeds and service receipts for up to 180 days from the date of shipment or date of service rendered. Such funds now may be retained in a customer foreign currency account for 180 days from the date of credit to the account.

Retirement funds and long-term insurers registered as institutional investors for exchange control purposes are permitted, with prior SARB approval, to invest up to 15% of their total retail assets in foreign assets. Collective investment scheme management companies and investment managers are permitted to invest up to 25% of their total retail assets in foreign assets.

In his 2003 Budget speech, the Minister of Finance announced an exchange control amnesty program which allowed South African residents to declare both illegal and legal foreign assets, subject to an appropriate levy if the applicant repatriates the assets (5% levy) or if they decide to keep them offshore (10% levy). 42,679 applications were received and adjudicated by the amnesty unit. The amnesty unit was successfully concluded in 2006, with R2.9 billion of revenue raised and a total of at least R68 billion of assets declared. See ‘‘Public Finance — Taxation.’’

In February 2004, the permitted level of local borrowings by operations owned or controlled by non-residents was increased from 100% to 300% where 75% or more of the operation is non-resident owned.

In the 2005 MTBPS, South African banks were allowed to hold up to 40% of their domestic regulatory capital in foreign assets as part of the shift from exchange controls to the prudential regulation of banks’ foreign exposures. Non-African foreign assets would be restricted to 20%, while

African assets may constitute up to the entire 40%. In addition, South African banks may extend foreign currency denominated facilities for the financing of approved foreign direct investments by South African companies. The above prudential foreign exposure limit will regulate both on and off-balance sheet bank assets with a foreign content, including the trading book. The National Treasury, the SARB and the banking industry are currently in the process of finalizing the relevant details and appropriate system of reporting.

In the Budget Speech 2006, the individual allowance was increased from R750,000 to R2 million per person. Linked to this relaxation, emigrants can now transfer out of South Africa R2 million per single person and R4 million per family unit, with the prior approval of the SARB. Further, emigrants can exit funds above R2 million (individual) and R4 million (family), subject to an exiting schedule and an exit levy of 10% of the additional amount transferred.

In the Budget Speech 2006, further relaxations were undertaken when the Minister of Finance lowered the threshold for outward foreign direct investment in Africa from controlling interest (50%+1 of equity) to significant interest (25%). The threshold for outward foreign direct investment outside of Africa remains at 50%+1 of equity (i.e., a controlling interest).

In the Budget Speech 2007, the exchange control requirement that South African companies must obtain a majority (i.e. 50%+1) shareholding in foreign entities and/or projects outside of Africa, was replaced with the requirement that a shareholding of at least 25% be obtained. This limit is aligned with the threshold for African investments and will assist South African companies to engage in strategic international partnerships.

South African companies involved in international trade are now permitted to operate a single customer foreign currency (CFC) account for both the trade and services and it can use it for a wider variety of permissible transactions. This will reduce the transaction costs associated with multi CFC accounts and their restricted use.

To deepen South Africa’s financial markets and increase liquidity in the local foreign exchange market, the JSE has been granted permission to establish a Rand currency futures market. This will enable South African investors to participate directly in the currency market through a transparent and regulated domestic channel.

Foreign companies, governments and institutions are also permitted to list equity and bond instruments on South Africa’s securities exchanges. See ‘‘— Capital Markets’’ above. Furthermore, South African private individuals are now permitted to invest without restrictions in approved inward listed instruments on South African exchanges.

Gold and Foreign Exchange Contingency Reserve Account

The SARB maintains the account of National Government, entitled Gold and Foreign Exchange Contingency Reserve Account (GFECRA), which consists of credit and debit balances of three different accounts viz: a gold price adjustment account (GPAA); a foreign exchange adjustment account (FEAA); and a forward exchange contracts adjustment account (FECA).

The GPAA reflects any profit or loss on the gold held by the South African Reserve Bank. The FEAA account reflects any profit or loss on assets of the SARB-denominated in currencies other than Rand as a result of depreciation or appreciation, as the case may be, of the Rand against the currency of such assets. Since 1997, the SARB has permitted an increasing percentage of South Africa’s gold production to be marketed by the Rand Refinery and various mining houses.

The FECA reflects any profit or loss on any forward exchange contract entered into by the SARB, valuation profits and losses on foreign exchange liabilities of the SARB, and any profit or loss due to changes in the value of the Rand against the currency of the United States on certain agreements for the reinsurance of export contracts. Since early 1997, the SARB has refrained from providing forward cover with respect to future external commitments. Private banking institutions were encouraged to develop an active and efficient forward foreign exchange market without participation by the SARB. The SARB continued to intervene in the foreign exchange market via the forward book. This policy was also abandoned in August 1998. Currently, the SARB purchases foreign exchange from the authorized dealers to accumulate reserves.

Prior to 2002, upon the agreement of the Minister of Finance and the Governor of the SARB, the balance of the GFECRA may be reduced by the issuance, by the South African Government to the SARB, of zero-coupon bonds convertible at the option of the SARB into interest-bearing bonds. In accordance with the Gold and Foreign Exchange Contingency Reserve Defrayal Act, the National Treasury issued SARB annually with R7 billion zero-coupon bonds for a four-year period which commenced in 2002-2003. The National Treasury paid the final tranche in April 2005 of the outstanding balance of R28.0 billion as at March 31, 2002.

In 2005 a new settlement methodology for the settlement of the GFECRA balances was agreed between the National Treasury and the SARB whereby the balance on the GFECRA as at March 31 each year will be split into transactions with a cash flow (money market liquidity) impact and a non-cash flow (revaluation) component. Valuation gains and losses will not be settled, but reflected either as an asset or liability on the financial statements of the two institutions. Therefore only transactions with a cash flow impact will be settled. The outstanding balance to be settled will accumulate interest at the prevailing repo rate. On March 31, 2006, the GFECRA showed a positive balance of R1,760 million of which R290 million had a cash flow impact. This was was paid to the National Treasury on May 31, 2007. As at March 31, 2007, the total positive balance on the GFECRA amounted to R28,514 million which includes a cash flow loss of R73,998 million to be settled by the National Treasury.

In addition, the negative net open forward position of the South African Reserve Bank amounted to U.S.$23.2 billion in September 1998 which then changed from negative to positive in May 2003. The net open forward position, which is now referred to as the International Liquidity Position, reflected a positive balance of U.S.$28,422 million at the end of September 2007. The South African Reserve Bank’s stated policy is not to intervene by utilizing the foreign exchange markets to influence the value of the currency

In February 2004, the SARB balanced its forward foreign exchange book, eliminating a key source of external vulnerability and pressure on money market operations. With a reduced need for the sterilization of excess liquidity arising from maturing forward contracts, the SARB has normalized its money market activities and has been able to increase South Africa’s net international reserves.

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade

South Africa’s imports and exports (including gold) accounted for roughly 48.7% of GDP in 2006. South Africa’s trade deficit widened to R66.4 billion in the year to October 2007 from R54.6 billion in the same period in 2006.

Foreign Trade

	2000	2001	2002	2003	2004	2005	2006
	(Rand bn)
Exports
Total merchandise exports	208.3	215.2	278.0	255.6	291.1	320.0	380.9
Total mining exports (including gold)	27.3	34.8	43.3	33.1	35.4	48.0	57.6
TI: Total: Manufacturing	150.6	171.7	223.1	210.8	244.2	259.2	311.1
Manufacturing sub-sectors:	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Basic non-ferrous metals	38.0	40.0	53.7	52.8	79.8	76.8	107.6
Basic iron & steel	19.4	18.7	26.0	30.1	37.1	39.5	42.0
Motor vehicles, parts & accessories	14.2	17.6	24.1	24.5	25.6	29.3	35.5
Machinery & equipment	10.6	16.2	18.5	16.5	16.5	19.7	27.4
Basic chemicals	10.5	12.4	15.8	12.5	14.8	18.3	18.2
Food	7.7	9.3	11.8	10.0	8.5	9.7	10.2
Other industries	5.8	7.5	9.5	7.9	7.3	6.9	9.5
Coke & refined petroleum products	9.0	10.3	10.4	9.7	8.1	10.6	8.4
Paper & paper products	6.3	6.5	7.2	6.5	5.7	5.7	6.7
Other chemicals & man-made fibres	3.7	4.3	6.4	5.2	4.9	5.7	6.3
Metal products excluding machinery	3.4	3.1	4.1	3.7	4.3	5.0	5.6
Beverages	2.7	3.4	4.8	4.9	4.7	5.0	4.9
Electrical machinery	2.2	2.5	3.3	2.8	3.1	2.9	4.3
Furniture	2.7	3.2	4.7	4.1	4.1	3.5	3.3
Television, radio & communication equipment	1.5	1.6	2.2	2.2	2.6	2.4	2.9
Wood & wood products	1.9	2.4	3.4	3.1	3.0	3.3	2.7
Other transport equipment	1.6	1.4	2.0	1.3	1.2	1.8	2.2
Textiles	1.7	2.1	2.8	2.5	2.2	2.0	2.1
Non-metallic minerals	1.0	1.3	1.7	1.4	1.6	1.8	2.0
Rubber products	1.0	1.2	1.9	1.8	1.8	1.7	1.8
Professional & scientific equipment	0.8	1.0	1.4	1.5	1.5	1.7	1.8
Plastic products	0.8	1.0	1.5	1.4	1.4	1.5	1.6
Tobacco	0.5	0.6	0.5	0.4	0.5	0.8	1.1
Wearing apparel	1.4	2.0	2.7	2.4	1.7	1.1	1.0
Leather & leather products	1.2	1.0	1.1	0.7	0.7	0.7	0.9
Printing, publishing & recorded media	0.4	0.4	0.5	0.5	0.6	1.0	0.8
Glass & glass products	0.4	0.5	0.6	0.6	0.6	0.6	0.6
Undefined	23.7	0.7	0.5	0.7	0.5	0.3	0.3
Footwear	0.1	0.1	0.2	0.1	0.1	0.1	0.1
Electricity, gas & steam	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Imports
Total merchandise imports	188.1	215.4	274.5	258.4	306.4	350.7	459.6
Total mining exports (including gold)	28.5	31.9	35.8	33.8	45.0	50.4	74.7
TI: Total: Manufacturing	156.0	180.2	232.0	219.1	255.2	295.0	377.0
Manufacturing sub-sectors:	0.0	0.0	0.0	0.0	0.0	0.0	0.0

	2000	2001	2002	2003	2004	2005	2006
	(Rand bn)
Motor vehicles, parts & accessories	25.2	31.8	42.3	42.5	50.3	64.7	78.0
Machinery & equipment	29.6	35.6	46.0	45.5	50.1	56.1	74.8
Television, radio & communication equipment	15.1	15.5	19.2	14.6	18.5	22.7	27.8
Other chemicals & man-made fibres	11.4	13.4	17.4	15.2	15.4	18.0	21.2
Basic chemicals	11.0	12.3	16.6	13.9	15.5	17.1	20.2
Other transport equipment	6.8	9.1	10.4	13.9	18.9	14.1	15.3
Coke & refined petroleum products	2.3	4.0	4.3	3.2	5.8	8.0	14.7
Professional & scientific equipment	6.2	7.5	9.9	8.4	9.3	10.7	13.7
Food	5.8	6.8	8.3	8.3	10.0	10.8	13.6
Electrical machinery	5.8	6.6	8.2	8.2	8.0	9.4	13.2
Basic non-ferrous metals	6.5	3.5	5.0	4.6	6.0	6.1	11.4
Wearing apparel	1.8	2.0	2.5	2.8	4.2	5.5	7.8
Metal products excluding machinery	3.2	4.0	5.3	4.7	5.5	6.1	7.7
Basic iron & steel	2.3	2.7	3.6	3.5	4.2	5.3	7.7
Other industries	2.9	2.9	3.9	3.5	4.2	5.2	6.7
Paper & paper products	2.7	2.9	3.8	3.6	3.6	4.0	5.6
Textiles	3.2	3.5	4.5	4.0	4.5	4.7	5.6
Non-metallic minerals	2.3	2.6	3.2	2.6	3.0	3.7	4.9
Plastic products	2.2	2.6	3.6	2.9	3.2	4.0	4.8
Rubber products	1.9	2.1	2.8	2.8	2.8	3.7	4.1
Footwear	1.4	1.7	2.0	2.0	2.6	3.1	3.9
Printing, publishing & recorded media	2.1	2.4	3.0	2.3	2.5	3.4	3.8
Furniture	0.7	1.0	1.3	1.2	1.5	2.3	3.0
Wood & wood products	1.2	1.3	1.7	1.6	1.7	2.2	2.5
Beverages	0.8	0.9	1.2	1.3	1.4	1.6	2.1
Glass & glass products	0.7	0.7	0.9	1.0	1.0	1.2	1.4
Leather & leather products	0.8	0.9	1.0	0.9	1.1	1.1	1.4
Tobacco	0.0	0.1	0.1	0.1	0.1	0.2	0.2
Electricity, gas & steam	0.0	0.1	0.2	0.0	0.0	0.0	0.0
Undefined	0.4	0.3	0.6	0.6	0.6	0.5	1.8

Source: SARS and SARB.

The following table sets forth South Africa’s balance of trade for the periods indicated.

Balance of Trade

Balance of Trade
Year	(millions of Rand)
2002	50,247
2003	26,682
2004	(1,234)
2005	(7,696)
2006	(42,543)
2007(1)	(41,127)

Note :—
(1)	To June 30, 2007
Source: SARB.

Exports

South Africa’s exports have traditionally consisted largely of primary products, especially mining products, with gold, diamonds, platinum group metals, coal and iron exported in large quantities.

The value of South Africa’s merchandise exports, which had experienced an upward trend between 1997 and 2002, decreased by 10.5% in 2003 before increasing again in the following years. The upward trend continued in 2007 with an increase of 6.0% in the second quarter following a decline of 1.2% in the first quarter. The increases in the value of merchandise exports were boosted by increased export volumes of 9.9% in 2005 and 5.9% in 2006. For the first half of 2007, export volumes were slightly higher. The appreciation of the Rand, which began in 2003 and continued into the first quarter of 2006, combined with strong domestic expenditure, caused demand for imports to gain momentum and undermined the relatively good export performance that has started in 2004. Export prices, expressed in Rand, increased by 4.8% in 2005, 15.8% in 2006 and by more than 5% in the first half of 2007.

For the calendar year 2006 as a whole, net proceeds from gold exports increased by 31.3%, although export volumes declined by 9.2%. This is a result of a combination of difficult gold mining conditions limiting supply, strong price growth caused by dollar weakening and the associated increase in the global appetite to hedge investments in secure commodities.

Imports

Firm and sustained growth in domestic expenditure and high oil volumes contributed to the physical quantity of imports rising by a sizeable 16.6% in 2004, 11.4% in 2005 and a further 20.1% in 2006. Volumes declined by 2% in the first half of 2007 as a result of a slow down of consumer spending in response to increased interest rates.

South Africa’s Commitment to the WTO

South Africa was a founding member of the General Agreement on Tariffs and Trade (GATT) and has been an active participant for decades in the various GATT rounds of multilateral trade negotiations. The South African Government is committed to the principles expressed in the GATT, now greatly expanded by the results of the Uruguay Round of Multilateral Trade Negotiations (the Marrakesh Agreement). South Africa acceded to the Marrakesh Agreement in 1994 and became a member of the WTO upon its establishment in 1995.

Pursuant to the Marrakesh Agreement, South Africa reduced its tariffs on industrial products by approximately one third from the levels prevailing in 1994. This occurred over a five-year period from 1995-1999 (excluding the motor and textile sectors, where the phasing-out of tariffs was scheduled for, and completed in, an eight-year period to 2002).

South Africa also agreed to establish ceilings above which it would not raise its tariffs in respect of 98% of its tariff lines, compared with 16% prior to the Marrakesh Agreement. The rate at which scheduled reductions are made is determined by the National Government in light of industry-specific circumstances with a view to supporting the development and overall competitiveness of the economy. In addition to its WTO commitment of a one-third reduction in tariff rates, South Africa simultaneously undertook a major tariff restructuring which involved further reductions beyond its commitments and the simplification of the tariff structure by eliminating approximately one-third of the tariff lines and reducing the number of different rates in order to achieve greater uniformity. Quantitative restrictions on agricultural imports have also been eliminated and replaced by tariffs, where justified, on the recommendation of the Board on Tariffs and Trade or its successor, the International Trade Administration Commission. Most sectors are expected to benefit from lower input costs as a result of the reductions in South African tariffs. The abolition of South Africa’s remaining import surcharges is expected to strengthen these trends.

Pursuant to the Marrakesh Agreement, South Africa has phased out support measures and subsidies inconsistent with the principles expressed in the GATT. See ‘‘The South African Economy — Principal Sectors of the Economy — Manufacturing.’’ South African industries therefore are being encouraged to improve their competitiveness in domestic and foreign markets, despite diminishing levels of tariff support from Government. However, South African industries are expected to benefit from cost reductions, supply side support measures and reduced import duties of trading partner countries that were negotiated in the Uruguay Round, as well as from certain market access preferences that have been granted to South Africa by Canada, the European Union, Japan, Norway, Russia, Switzerland and the United States.

Geographic Distribution of Trade

During the apartheid era, South Africa was isolated from, and subject to, economic, cultural and political sanctions by the international community. The country fully re-established its links with the outside world following the 1994 elections. See ‘‘Republic of South Africa — International Relations.’’

The following table sets forth the distribution of South Africa’s exports and imports of merchandise for the periods indicated.

Distribution of Merchandise Trade*

	2000	2001	2002	2003	2004	2005	2006
	(Rand billions)
Exports
Total	208.28	215.25	277.99	255.56	291.13	320.00	380.88
Japan	16.79	10.81	15.52	19.72	26.52	32.94	40.83
United States	25.02	19.27	24.93	23.42	29.26	30.39	40.21
Not allocated	31.67	35.80	47.60	38.99	36.42	30.56	37.48
United Kingdom	18.57	20.94	25.42	22.57	27.61	32.04	31.29
Germany	16.21	15.73	18.63	16.04	20.05	20.70	26.35
Netherlands	6.91	9.39	12.43	11.33	11.99	14.19	17.26
China	4.09	3.79	4.69	6.57	6.46	8.39	13.58
Switzerland	3.65	1.72	2.42	3.81	7.14	6.53	10.21
Spain	3.48	4.59	6.43	6.15	7.13	8.70	9.98
Belgium	6.37	6.66	9.14	7.32	7.16	8.71	9.72
Imports
Total	188.06	215.44	274.46	258.43	306.37	350.66	459.64
Germany	24.88	32.23	42.87	38.40	43.47	49.15	57.80
China	6.94	9.09	14.24	16.58	23.01	31.47	46.69
United States	22.15	25.83	31.96	25.06	25.96	27.30	35.12
Japan	14.84	14.69	19.06	18.23	20.94	23.74	30.25
Saudi Arabia	14.14	14.98	12.50	15.05	17.09	19.41	24.54
United Kingdom	16.10	18.20	24.98	22.55	21.08	19.46	23.01
Iran (Islamic Republic of)	8.13	8.84	9.67	9.29	15.22	14.32	18.33
France	7.90	8.15	11.28	15.46	18.60	15.41	16.93
Italy	6.25	8.07	9.91	8.41	9.25	10.33	13.56
Republic of Korea	3.53	3.98	4.49	4.18	6.49	9.24	11.87

Source: SARS.

Balance of Payments

The following table sets forth the balance of payments for South Africa for the periods indicated.

Balance of Payments(1)

							2007
	2001	2002	2003	2004	2005	2006	Q1(8)	Q2(8)
	(millions of Rand)
Current account
Merchandise exports (f.o.b)(2)	236,556	289,608	259,328	281,827	320,650	398,532	113,847	125,101
Net gold exports(3)	29,276	43,643	32,106	28,698	27,023	35,470	9,318	9,073
Service receipts	39,752	49,039	59,359	57,887	65,054	81,353	23,941	21,045
Income receipts	21,125	22,711	21,373	20,975	29,304	40,234	9,697	12,134
Less: Merchandise imports (f.o.b)(2)	221,235	283,004	264,752	311,759	359,678	476,545	132,818	140,339
Less: Payments for services	44,692	56,528	61,582	66,524	75,354	96,950	26,313	28,116
Less: Income payments	53,301	52,111	56,244	49,083	60,338	75,990	19,848	27,040
Current transfers (net receipts+)	(6,257)	(5,844)	(6,349)	(9,486)	(11,035)	(18,494)	(4,756)	(5,591)
Balance on current account	1,224	7,514	(16,761)	(47,465)	(64,374)	(12,390)	(26,932)	(33,733)
Capital transfer account (net receipts+)	(256)	(163)	327	338	193	205	52	37
Financial account
Direct investment
Liabilities(4)	58,504	7,958	5,550	5,155	40,588	(2,973)	3,779	11,983
Assets(5)	27,359	4,195	(4,275)	(8,721)	(432)	(45,161)	(1,354)	(7,930)
Net direct investment	85,763	12,153	1,275	(3,566)	40,156	(48,134)	2,425	4,053
Portfolio investment
Liabilities	(24,000)	5,344	7,548	44,875	36,242	144,236	24,536	42,018
Assets	(43,626)	(9,619)	(1,001)	(5,946)	(5,868)	(13,653)	(3,674)	(7,057)
Net portfolio investment	(67,626)	(4,275)	6,547	38,929	30,374	130,583	20,862	34,961
Other investment
Liabilities	(10,226)	304	14,594	10,881	22,078	62,358	3,281	18,836
Assets	(31,158)	(4,329)	(36,919)	(2,163)	(22,789)	(43,080)	13,164	(20,549)
Net other investment	(41,384)	(4,025)	(22,325)	8,718	(711)	19,278	16,445	(1,713)
Balance on financial account	(23,247)	3,853	(14,503)	44,081	69,819	101,727	39,732	37,301
Unrecorded Transactions(6)	10,042	4,876	26,079	40,574	28,625	40,250	(7,184)	9,714
Change in net gold and other foreign reservesowing to balance of payments transactions	(12,237)	16,080	(4,858)	37,528	34,263	29,792	5,668	13,319
Change in liabilities related to reserves(7)	13,571	(20,090)	1,911	2,949	2,577	(5,453)	(341)	(1,458)
SDR allocations and valuation adjustments	31,630	(20,041)	(11,262)	(10,617)	11,003	23,350	8,958	(5,026)
Net monetization (+) / demonetization (−) of gold	622	(563)	1,137	84	(226)	163	106	18
Change in gross gold and other foreign reserves	33,586	(24,614)	(13,072)	29,944	47,617	47,852	14,391	6,853
Change in capital transfer and financial accounts including unrecorded transactions	(13,461)	8,566	11,903	84,993	98,637	142,182	32,600	47,052

Notes:—
(1)	Data for the previous four years are preliminary and subject to revision.
(2)	Published customs figures adjusted for balance of payments purposes.
(3)	Commodity gold. Prior to 1981 net gold exports comprised net foreign sales of gold plus changes in gold holdings of the Reserve Bank and other banking institutions.

(4)	Investment by foreigners in undertakings in South Africa in which they have individually or collectively in the case of affiliated organizations or persons at least 10% of the voting rights.
(5)	Investment by South African residents in undertakings abroad in which they have at least 10% of the voting rights.
(6)	Transactions on the current, capital transfer and financial accounts.
(7)	Liabilities related to foreign reserves include all foreign liabilities of the Reserve Bank and short-term foreign loans to the Central Government by international organizations.
(8)	Note that the figures in these columns are for the first and second quarters of 2007.
Source: SARB.

Current Account

From 1985 to 1993, South Africa recorded current account surpluses that funded large capital outflows. The surplus in the current account of the balance of payments reversed from R0.1 billion in 1994 to deficits thereafter, reaching a deficit of R13.1 billion, or 1.8% of GDP, in 1998. This figure reflected a response to the currency depreciation and the sharp rise in the value of merchandise imports. See ‘‘— Foreign Trade’’ above. The deficit in the current account narrowed to R4.2 billion in 1999, R1.2 billion in 2000 and reversed into a surplus of R2.9 billion in 2001. Although South Africa recorded a current account surplus of R9.7 billion in 2002, the current account balance thereafter reversed to a deficit from 2003 onwards and recorded a deficit of R62.3 billion in 2005. The current account deficit which amounted to R101.8 billion (seasonally adjusted and annualized) in the second quarter of 2006 narrowed to R99.9 billion in the third quarter and deteriorated once again to R143 billion in the fourth quarter of 2006. A deterioration of the trade balance was the principal cause of this deterioration in the current account balance. This deficit stood at R127.8 billion in the first two quarters of 2007.

As a consequence of the depreciation of the Rand, the value of merchandise exports rose by approximately 11.4% in 1999, 28.9% in 2000, 21.8% in 2001 and 22.4% in 2002. However, with the rapid appreciation of the Rand in 2003, the value of merchandise exports decreased by 10.5% in 2003 and thereafter increased by 8.7% in 2004, 15.4% in 2005 and 22.6% in 2006. On a quarter-to-quarter basis, merchandise exports grew by 12.5% in the second quarter of 2006. The overall rise in the value of exported goods was mainly observed in the mining and manufacturing export categories.

Following a decline of 7.2% in 1999, the value of net gold exports increased in 2000, 2001 and 2002. However, due to the appreciation of the Rand, the value of net gold exports decreased by 26.4% in 2003, 10.6% in 2004 and 5.8% in 2005 before recovering with an increase of 31.3% in 2006. While the volume of net gold exports moved sideways from 2001 to 2002, the rise in the value of net gold exports during the same period is attributed to the increase in the price of gold, which rose from an average price of U.S.$290 per ounce in the first quarter of 2002 to U.S.$323 per ounce in the fourth quarter of 2002. The volume of net gold exports contracted further in 2003 and, despite an increase in the average fixing price of gold in U.S. dollars on the London market, the average realized price in Rand terms declined from R3,242 per fine ounce in 2002 to R2,740 in 2003. The gold price in Rand terms improved to an average R4,709 for the first six months of 2007.

With the increase in domestic expenditure, the demand for imported goods and services rose in the 1999-2002 period, with merchandise imports rising from R189.4 billion in 2000 to R221.2 billion in 2001, and to R283.0 billion in 2002. In 2003, the value of merchandise imports decreased to R264.8 billion, and then started to rise again. Declining wholesale prices in South Africa’s main trading partners and an increase in the average effective exchange value of the Rand resulted in a decline of approximately 11.0% in the average level of import prices from 2002 to 2003. In 2005, the value of merchandise imports increased briskly to R359.8 billion, to R476.5 billion in 2006 and to R558.8 billion in the first two quarters of 2007 (seasonally adjusted and annualized). Rising production prices in South Africa’s trading-partner countries, together with the decline in the nominal effective exchange value of the Rand and higher international crude oil prices raised import prices on average by 2.4% in the second quarter of 2007. The higher level of domestic expenditure lifted the value of imports by 1.4% to R562.6 billion in the second quarter of 2007.

The deficit on South Africa’s services, income and current transfer account widened from R54.6 billion in 2005 to R69.8 billion in 2006 and for the first two quarters of 2007 widened further to about R87 billion on an annualized basis.

Financial Account

During 2006 the surplus on the financial account of the balance of payments (including unrecorded transactions) recorded a new record level of R142 billion.

The positive sentiment towards emerging market securities continued into the first half of 2007 when a surplus of R79.6 billion was recorded on the financial account with the rest of the world.

The following table sets forth capital movements into and out of South Africa for the periods indicated.

Capital Movements(1)

	2002	2003	2004	2005	2006	2007(8)
	(millions of Rand)
Liabilities(2)
Direct Investment(3)	16,540	5,550	5,155	42,270	11,626	15,762
Public corporations	(383)	—	(12,659)	(1,670)	—	—
Banking sector	—	165	1,640	31,134	—	555
Private non-banking sector	16,923	5,385	16,174	12,806	11,626	15,207
Portfolio investment	5,344	7,548	46,575	36,026	88,730	66,554
Monetary authorities	—	—	—	—	—	—
Public authorities	10,231	3,899	3,099	(9,967)	10,980	(2,960)
Public corporations	(244)	(756)	238	(7,022)	5,634	653
Banking sector	(1,745)	(707)	2,988	3,699	6,420	10,698
Private non-banking sector	(2,898)	(5,112)	40,250	49,316	65,696	58,163
Other Investments	304	14,594	10,881	30,763	43,803	22,117
Monetary authorities(4)	802	(564)	689	688	(1,213)	1,69
Public authorities	21,906	(1,975)	(2,078)	5,982	102	(4,224)
Public corporations	(680)	(646)	(3,337)	2,016	(1,466)	1,460
Banking sector	(16,676)	(1,273)	7,527	16,009	32,689	8,374
Private non-banking sector	(5,048)	19,052	8,080	6,068	13,691	15,348
Assets(5)
Direct Investment(6)	4,195	(4,275)	(8,721)	(5,916)	(6,867)	(9,284)
Public corporations	—	—	—	—	0	—
Banking sector	—	—	—	638	25	(184)
Private non-banking sector	4,195	(4,275)	(8,721)	(6,554)	(6,892)	(9,295)
Portfolio investment	(9,619)	(1,001)	(5,946)	(6,123)	(6,249)	(10731)
Monetary authorities	—	—	—	—	—	—
Public authorities	—	—	—	—	—	—
Public corporations	—	—	—	—	—	—
Banking sector	(344)	(133)	408	2,788	804	(184)
Private non-banking sector	(9,275)	(868)	(6,354)	(8,911)	(7,053)	(10,547)
Other Investments(7)	(4,329)	(36,919)	(2,163)	(22,201)	(69,823)	(7,385)
Monetary authorities	3	7	31	(43)	—	2
Public authorities	(4,395)	(2,955)	(669)	(994)	(1,228)	(131)
Public corporations	(482)	967	(441)	189	80	7
Banking sector	(25,489)	(57,401)	(15,260)	(21,156)	(61,706)	(9,981)
Private non-banking sector	26,034	22,463	14.176	(197)	(6,969)	2,718

Notes:—
(1)	Identified capital movements.
(2)	A decrease in liabilities (outflow of capital) is indicated by parentheses.
(3)	Investment by foreigners in undertakings in South Africa in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.
(4)	These transactions comprise only the liabilities of the Corporation of Public Deposits.
(5)	An increase in assets (outflow of capital) is indicated by parentheses.
(6)	Investment by South African residents in undertakings abroad in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.
(7)	Including the long-term assets of the SARB and the Corporation of Public Deposits.
(8)	Through the first two quarters of 2007.
Source: SARB.

The following table sets forth total foreign direct investment by South African entities and total foreign direct investment in South Africa by foreign entities for the periods indicated. Data for 2006 and 2007 is not yet available.

Foreign Direct Investment

	2001	2002	2003	2004	2005
	(millions of Rand)
South African foreign direct investment
Europe	193,323	142,819	137,356	165,503	189,121
Africa	14,031	13,340	15,837	23,601	19,083
Americas	16,508	22,625	16,966	17,454	16,304
Asia	3,698	4,301	3,510	3,174	1,489
Oceania	3,856	6,796	6,807	6,807	6,809
Other	—	30	31	121	119
Total	231,416	189,911	180,507	216,660	232,925
Foreign direct investment in South Africa
Europe	332,336	211,208	245,823	301,045	436,338
Americas	22,414	25,139	32,047	34,132	33,817
Asia	10,740	13,872	20,480	15,200	14,343
Africa	5,049	5,468	4,659	4,167	3,989
Oceania	156	150	429	544	829
Other	—	—	—	—	1
Total	370,695	255,837	303,438	355,088	489,317

Source: SARB.

From the end of 1985 to the end of 2006, South Africa’s total foreign debt (including debt owed by both the National Government and private debtors), expressed as a percentage of GDP, decreased from 23.2% to 19.4% and, expressed as a percentage of the country’s exports of goods and services, decreased from 126.1% to 72.1%. See also ‘‘National Government Debt — Debt Record.’’

The following table sets forth total foreign currency-denominated debt of South Africa for the periods indicated.

Foreign Currency-Denominated Debt of South Africa(1)

	2002	2003	2004	2005	2006	2007(6)
	(millions of Rand)(2)
Affected debt(3)
Public sector	—	—	—	—	—	—
Monetary sector(4)	—	—	—	—	—	—
Non-monetary private sector	—	—	—	—	—	—
Total affected debt	—	—	—	—	—	—
Other foreign-currency-denominated debt
Public sector	43,281	32,893	27,513	29,264	35,071	36,884
Monetary sector(4)	54,805	39,036	39,302	49,610	72,101	77,379
Non-monetary private sector	50,978	45,805	35,758	40,982	68,370	63,503
Bearer bonds and notes	67,480	64,235	54,586	57,605	72,841	74,429
Long-term loans(5)	260	53	—	—	—	—
Total other foreign-currency-denominated debt	216,804	182,022	157,159	177,461	248,383	252,195
Total foreign-currency-denominated debt	216,804	182,022	157,159	177,461	248,383	252,195

Notes: —
(1)	Excluding blocked Rand accounts, ordinary and non-redeemable preference shares, quoted domestic debentures and quoted domestic loan stock.
(2)	Valued at middle-market exchange rates as of the end of period.
(3)	South Africa’s external debt increased during the first half of the 1980s from $16.9 billion in 1980 to $23.7 billion in 1985, approximately $15 billion of which was repayable within 15 months. Although the total external debt in 1985 was not excessive by international standards, the build-up of short-term debt, combined with political and social developments in South Africa and increasing pressure by international banks on South Africa, created a major liquidity crisis and caused further downward pressure on the exchange rate of the Rand. In September 1985, the Minister of Finance announced that repayments of certain ‘‘affected’’ indebtedness to foreign creditors would be prohibited during the last four months of 1985, later extended to the end of March 1986 (the Standstill). Of South Africa’s total outstanding external debt of $23.7 billion at August 31, 1985, $13.6 billion was defined as ‘‘affected’’ debt. The balance, $10.1 billion, was not affected by the Standstill. The Standstill did not apply to payments for normal current transactions and specifically excluded payments on certain categories of foreign debt, namely: (i) bonded debt issues, (i.e., bonds quoted on foreign stock exchanges and notes privately placed); (ii) debts payable to international organizations; (iii) debts guaranteed by foreign governments or their export agencies; (iv) foreign debt commitments of the SARB; (v) outstanding amounts due from domestic importers to foreign suppliers for goods and services rendered after the start of 1985 in South Africa; and (vi) new loans granted by non-residents to residents after the beginning of September 1985. Both interest payment and capital repayment obligations related to these debts were not affected by the Standstill (the non-affected debt), and all such obligations in respect of public debt have been fully met. In March 1986, the First Interim Debt Arrangement provided for the extension of the standstill on repayment of affected debt of $13.6 billion until June 1987 but provided for the continued payment of interest on the affected debt at an approved rate and also for the repayment of 5% of the principal of certain affected debt that matured before June 1987. In March 1987, a Second Interim Debt Arrangement extended the standstill on affected debt of $13.9 billion to June 1990 and made provision for the periodic repayment of up to 13% of the declining balance of affected debt with maturity dates up to June 1990. In October 1989, a Third Interim Debt Arrangement extended the standstill on affected debt of $7.3 billion to December 1993 and made provision for the periodic repayment of up to 20.5% of the declining balance of affected debt with maturity dates up to December 1993. In September 1993, agreement was reached with South Africa’s foreign creditor banks for a final rescheduling of the remaining amount of $4.4 billion of affected debt which was repaid to creditors in full from February 1994 through August 2001. Since August 1985, payments of both principal and interest have been fully met on both affected and non-affected debt: in the case of non-affected debt, pursuant to the terms of original contract obligations and in the case of affected debt, pursuant to the terms of the four interim debt arrangements. South Africa repaid the affected debt in full in August 2001 and the Debt Standstill Regulations were repealed in November 2001. Valued at the exchange rates at August 31, 1985, the outstanding amount of affected debt at the time of the special arrangements in September 1985 was reduced by $13.6 billion under the Interim and Final Debt Arrangements.
(4)	Including lending to other sectors.
(5)	Debt converted to long-term debt outside the standstill net.

For the period to end March 2007.

Source: SARB.

Reserves and Exchange Rates

South Africa has had a unitary market-determined exchange rate that applies to both current and capital transactions between residents and non-residents since the abolition of the financial Rand and the dual exchange rate in 1995.

Following significant depreciation of the Rand in 2001, President Mbeki established a commission of inquiry, headed by Judge Myburgh, to investigate the role various foreign exchange transactions may have played in such depreciation and whether there was any unlawful conduct. In response to risks of contagion effects in the southern African region along with the chance of a rise in interest and inflation rates, increased focus has been also placed on the strengthening of the enforcement of exchange control regulations. The Rand strengthened in the first few months of 2002 before again weakening in the third quarter as investor uncertainties about both mature and some emerging markets contributed towards a net withdrawal of foreign portfolio capital. Other developments weighing on the external value of the Rand in 2002 included events in Zimbabwe and the initial lack of clarity regarding the terms of the mining industry empowerment charter. The National Government’s restatement of its commitment to restructuring state assets and the depreciation of the U.S. dollar against major international currencies lent support to the recovery of the Rand in the final months of 2002. The Rand’s value appreciated considerably in 2002, and at December 31, 2002, was up 24.2% from its level on December 31, 2001.

Although the political and economic crisis in Zimbabwe worsened, the Rand’s value continued to appreciate in 2003 in part as a result of rising foreign currency prices of South Africa’s main export commodities, the depreciation of the U.S. dollar and the positive interest rate differential between South Africa and its main trading partners. At December 31, 2003, the Rand had strengthened by 16.2% from its level at December 31, 2002. From the end of 2003 to December 31, 2004, the nominal effective exchange rate of the Rand appreciated further by 11.7%, supported by a relatively weaker U.S. dollar, firm commodity prices and positive investor sentiment towards South Africa. As of December 31, 2005, the external value of the Rand had depreciated by 2.2% compared to the end of 2004. The currency continued its gradual weakening and had depreciated by 15.4% from the end of 2005 to the end of September 2006. Following a re-pricing of risk on financial markets toward the end of July and the first half of August 2007, the Rand exchange rate depreciated significantly, but subsequently recovered during September. The currency depreciated against the U.S. dollar by 3.1% from the end of 2006 to the end of September 2007.

The following table sets forth, for the periods indicated, the exchange rate of the Rand per U.S. dollar.

Rand
(against the U.S. dollar)

Year	High	Low	Average	At Period End
2002	8.6580	12.5359	10.5165	8.6580
2003	6.2577	9.0398	7.5647	6.6558
2004	5.6148	7.5197	6.4499	5.6356
2005	5.6497	6.9186	6.3623	5.6356
2006	5.9670	7.9520	6.7672	6.9737
2007	6.8233	7.5233	7.1502	6.8839

Note: —
(1)	For the period through September 2007.
Source: SARB.

Change in Reserves

South Africa’s net international reserves increased by R5.4 billion in 2000 but declined by R12.2 billion in 2001. Cumulatively, the country’s net international reserves rose by R16.1 billion in 2002, but declined by R4.9 billion in 2003. Since 2004 South Africa recorded a consistent increase in reserves, rising by R37.5 billion in 2004, R34.3 billion in 2005, R29.8 billion in 2006 and by a further R21.4 billion during the first nine months of 2007. South Africa’s gross gold and other foreign reserves increased from U.S.$7.5 billion at the end of December 2001, to U.S.$30.5 billion at the end of September 2007. Expressed in Rand terms, the gross gold and other foreign exchange reserves increased from R90.6 billion at the end of December 2001 to R209.7 billion at the end of September 2007. Import cover improved from 8.5 weeks’ worth at the end of 2002 to 13.5 weeks’ worth at the end of June 2007.

Short-term credit facilities utilized by the SARB remained unchanged at R20.8 billion from the end of March 2001 to the end of July 2001, at which time the SARB and the National Treasury announced the successful conclusion of a three-year syndicated loan facility to the value of U.S.$1.5 billion. The National Treasury participated as a potential co-borrower for the credit facility. The SARB was the initial borrower, with the National Treasury reserving the right to assume the role of borrower for the whole or part of the loan at a later stage. Valued in dollar terms, the short-term credit facilities utilized by the SARB rose from U.S.$2.6 billion at the end of December 2000 to U.S.$4 billion at the end of September 2001, but remained unchanged during the fourth quarter of 2001. These liabilities declined steeply in January 2002 when the National Treasury assumed responsibility for repaying the three-year syndicated loan facility. Outstanding short-term credit facilities utilized by the SARB amounted to U.S.$2.5 billion at the end of June 2007.

The following table sets forth the gold and foreign exchange reserves of South Africa in each of the periods indicated.

Foreign Exchange Reserves

	At December 31,						As at Sept. 30,
	2001	2002	2003	2004	2005	2006	2007
	(millions of Rand)
South African Reserve
Bank Gold reserves(1)	17,302	14,990	9,799	8,887	12,970	17,634	20,311
Foreign Exchange Reserves
SDRs(2)	3,389	2,607	2,190	1,941	2,015	2,336	2,381
Other(3)	69,900	48,380	40,916	72,020	115,480	158,348	186,747
Total	90,591	65,977	52,905	82,848	130,465	178,318	209,439
National Government(3)(4)	11	11	11	12	12	11	12
Gross gold and other foreign reserves	90,602	65,988	52,916	82,860	130,477	178,329	209,451

Notes: —
(1)	Up to March 5, 2005 gold reserves were valued at 90% of the last 10 London fixing prices preceding end of period. From March 6 gold reserves were valued at market price taken at 14:30 on each valuation date.
(2)	Special Drawing Rights.
(3)	Non-gold reserves are valued at the middle market exchange rate applicable at end of period.
(4)	Including both the reserve and super reserve tranche position in the International Monetary Fund.
Source: SARB.

PUBLIC FINANCE

Background

South Africa’s public finances are organized into three levels: the National Government, provincial governments and local governments, the latter two of which are generally funded, except as described below, by transfer payments from the National Government and from their own revenue collections. Together with various extra-budgetary accounts and institutions as well as social security funds, these three levels of government comprise the general government. Recent developments in respect of the South African Government’s public finances can be divided into two phases: a transitional period following the 1994 change of government in which the former regional authorities (the former TBVC states, formerly self-governing territories and the four former provincial administrations) were phased out and the new provincial authorities phased in and the present period of full implementation and effectiveness of the Constitution.

In 1995, the accounts of the former TBVC states, the formerly self-governing territories and the four former provincial administrations, which had previously been consolidated with the budget of the National Government, were closed and with effect from the 1995-1996 fiscal year, the nine provincial governments took responsibility for their own budgets and financial administration. Although the budgetary system involves devolution of expenditure and revenue-raising authority to the nine provincial governments, the National Government exercises budgetary control over these governments and prepares a standardized set of accounts for use by all levels of government. More than 90% of expenditure at provincial levels is financed out of revenues collected nationally. A framework for ensuring an equitable division to local government was introduced in 1998 and Provinces receive agreed shares of nationally collected revenue.

Local governments have gone through similar stages of transformation, starting with the transitional phase from the 1995 elections to December 2000 and continuing into the present phase, which began with the newly demarcated municipalities following the December 2000 local government elections. The transformation was aimed at making municipalities more accountable, financially stable and able to deliver critical services to all citizens. Changes include a reduction in the number of municipalities (from 843 to 284 and most recently to 283) and a concomitant increase in average size.

General government finances in South Africa represent a consolidation of the following: the National Budget; the budgets of the nine provincial governments; extra-budgetary accounts and funds; social security funds; and the budgets of local authorities. The National Government and the provincial governments are jointly referred to in this document as the ‘‘Consolidated Government.’’ The budgets of the National Government and the provincial governments are jointly referred to in this document as the ‘‘Consolidated Budgets.’’ The Consolidated Budgets include transfer payments to extra-budgetary accounts and funds, social security funds, universities and polytechnics and local governments, but the Consolidated Budgets do not constitute a consolidation of the budgets of these entities. Municipalities, universities and polytechnics and various extra-budgetary funds derive substantial shares of their revenue from fees and charges or other sources and do not contribute significantly to the public sector borrowing requirement. Thus, the Consolidated Budgets present the more relevant measure of government finances in South Africa.

Unemployment Insurance Fund (UIF)

In 2001, the Minister of Labour tabled legislation to strengthen the administration of the UIF, target benefits more effectively to the poor, and extend the coverage of the fund. Since the UIF was given an estimated amount of R605 million in 2001, to address its outstanding financial debts, it has been experiencing positive financial performances. The UIF was able to meet its operational expenditure requirement and managed to record a cash surplus of R3.8 billion in 2004-2005. The March 2006 actuarial evaluation determined that the UIF will have a strong cash flow position for the next 10 years, requiring that it sets up reserves of R9.4 billion. At the end of March 2004, the UIF accumulated R14.7 billion in reserves. The UIF continues to register a surplus and, in the 2006-2007 fiscal year, the UIF is projected to record a surplus of R4.338  billion. It is estimated that the UIF estimated budget balance will be in surplus over the next three financial years; R4.6 billion in 2007-2008, R4.9 billion in 2008-2009 and R5 billion in 2009-2010, respectively.

An independent review of the corporate form of the Fund as a public entity was completed in March 2005. As a result of the review, and to improve efficiencies, the UIF will begin to transform the Fund into a ring-fenced departmental agency. The Fund has made substantial improvements in terms of financial viability and service delivery. New information management systems will improve the quality and turnaround times of claims processing, provide more rapid responses to client enquiries, and fully integrate the Fund’s financial system. Another priority for the medium term is the recruitment and re-allocation of appropriate resources to manage the new business environment.

Compensation Funds (CF)

The CF support employees who experience loss of income as a result of injuries, death or disease in the course of employment. Funds are raised through assessed levies on companies.

While the CF remained financially sound, it had administrative inefficiencies. In response to the dissatisfaction expressed by the public regarding the unjustifiably long turnaround time in processing claims for occupational injuries and diseases, the Department has now introduced an automated system called ‘FYI’. This system has significantly improved the Department’s processing record. The Department has however, come to the conclusion that the Fund should undergo restructuring. This work will be carried out in a manner that takes into account the commitment already made by Cabinet to integrate the OHS and the Compensation Fund competencies across government

Road Accident Fund (RAF)

The liabilities of the RAF, including their short-term cash flow problems and the longer-term claims backlog, forced a reform in the system of compensation for victims of motor vehicle accidents. The reform process started following the publication of the report of the RAF Commission, in 2002. The report’s recommendations have been assessed for impact and implications, and after extensive consultation a policy change towards a non-fault benefit scheme was supported. Work on the non-fault benefit scheme is scheduled to start in mid-2006 with the publication of a policy document. In the meantime, the RAF received an urgent transfer of R2.7 billion that will ensure that it can meet its liabilities for 2005-2006. Although this gave only a temporary relief, it generated a surplus of R1.7 billion that will partially offset the future deficit over the 2006 MTEF.

Following the report of the Road Accident Fund (RAF) Commission in 2002 which calls for the reform of South Africa’s unlimited liability system of compensation for road accident victims, the Cabinet approved a strategy for the reform of the Road Accident Fund for public consultation in June 2006. The strategy calls for the reform of the RAF, in line with the Comprehensive Social Security System, to a no-fault benefit scheme. The policy shift is currently open for public consultation. To address the immediate financial viability of the Fund, the RAF Amendment Act of 2005 was approved by the President. To address the chronic short term liabilities of the Fund, R2.7 billion was transferred to the RAF in 2005/6 whilst the fuel levy has been increase by 5c per annum over the 2006 MTEF. Despite these financial injections, the fund remains plagued by high claims settlement costs and increases in the quantum of claims received by local and foreign road users, reiterating the need to approach the necessary reform systemically.

South African Social Security Agency (SASSA)

The SASSA was implemented in accordance with the SASSA Act 9 of 2004. The administration and payment of grants will be shifted from the Department of Social Development and be administered by the Agency which is registered as a public entity.

The SASSA is responsible for the delivery of government ‘‘social assistance’’ grants to the poorest of the poor in the country. Social assistance means assistance or a financial award in the form of grants provided by the National Government to residents who are unable to sustain themselves.

Funding of R110 million (2005-2006), R315 million (2006-2007), R158 million (2007-2008) and R167 million (2008-2009) is allocated for the SASSA to become fully operational, representing

14.9% growth over the period. Additional allocations of R50 million in 2007-2008 and 2008-2009 will fund improvements to the integrity of the social grants administration system.

The borrowing powers of provincial and local governments are regulated by law. Provinces and municipalities generally may borrow for capital projects only. Provinces are currently not permitted to borrow abroad.

Under the Constitution, provinces have their own limited taxing powers and they are responsible for preparing budgets and for their own financial management. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government was introduced in 1998. Legislation adopted in 1998 required the establishment of a National Treasury, the introduction of generally recognized accounting practices and uniform treasury norms and standards, the prescription of measures to ensure transparency and expenditure control in all spheres of government, and the establishment of operational procedures for borrowing, guarantees, procurement and oversight over various national and provincial revenue funds. In addition, in an attempt to stabilize provincial budgetary spending, this legislation provided that penalties could be imposed for overspending.

The Public Finance Management Act of 1999 regulates the National Government’s financial administration and delineates the various roles of the National Treasury, the Minister of Finance (as head of the National Treasury), the National Revenue Fund, accounting officers, auditors, executive authorities, public entities and other governmental officials. This legislation also addresses, among other things, regulation of loans, guarantees and other commitments as well as penalties for financial misconduct. The legislation calls for the creation of an accounting standards board to set standard accounting procedures.

New legislation aimed at regulating local government spending, known as the Municipal Finance Management Act of 2003, took effect in July 2004. The Act aims to modernize budget and financial management practices by placing local government finances on sustainable footing and also put in place a sound governance framework.

The Constitution provides that the provincial and local governments are entitled to such percentages of nationally raised revenue as may be determined by Parliament (allocated among the provinces on an equitable basis) of all nationally collected revenue. This nationally collected revenue, together with other allocations or grants from National Government, the provinces’ own revenue collections, unspent balances from previous fiscal years and proceeds from loans for capital outlays, finance the budgets of the provincial governments. The Constitution provides for the assignment of taxation powers to provinces within a national, regulated framework that is intended to ensure that all taxes are consistent with national economic policy. The Provincial Tax Regulation Process Act of 2001 provides a framework through which provinces can introduce and collect certain fees and taxes. These include automobile license and traffic fees, hospital fees, gambling fees and other user charges and levies. The Financial and Fiscal Commission, a constitutionally established body, has the responsibility of monitoring and overseeing intergovernmental fiscal relations. Additionally, in November 1997, the Intergovernmental Fiscal Relations Act of 1997, which established the Budget Council and the Budget Forum to consider intergovernmental budget issues, was enacted.

The structure of the local government equitable share formula, which was first introduced in the 1998-1999 National Budget, was revised for the 2004-2005 National Budget to improve the components for basic services and institutional arrangements and better reflect the revenue-raising capacity of municipalities, reflecting the primary purpose of the equitable share formula and the National Government’s commitment to extend basic services to low-income households at affordable prices. The local government equitable share increased from R7.4 billion in the 2003-2004 fiscal year to R8.6 billion in 2004-2005 and is projected to increase to R12.4 billion in the 2007-2008 fiscal year, as subsidizing services to low-income householders gains prominence in government policy. While municipalities perform the central role in implementing the National Government’s free basic services commitment, transfers from the National Government provide a significant portion of the financial resource necessary to do so.

Since 1997, there has been little long-term net lending from the private sector to local governments. In an effort to stimulate the municipal debt market in 2000, the National Government adopted the Policy Framework for Local Government Borrowing and Financial Emergencies to ensure a clear and predictable legal and regulatory environment for effective and efficient local government borrowing in the capital markets. In 2004 the City of Johannesburg issued two bonds, raising a total of R2 billion. In April 2005, the issuance of an eight-year R0.7 billion bond by the City of Johannesburg brought the total nominal value of its bonds to R2.7 billion.

The National Budget Process

The South African Government’s fiscal year ends on March 31 of each year. The Cabinet conducts the preparation of the National Budget, with the assistance of a Ministers’ Committee on the Budget. The National Treasury is responsible for the macroeconomic and fiscal framework within which the budget is constructed and also coordinates the preparation of expenditure estimates.

The Treasury Committee of the Cabinet, comprised of the Deputy President, the Minister of Finance, the Deputy Minister of Finance, the Minister of Trade and Industry, and the Minister of Labour, assists the Cabinet in evaluating additional expenditure requests that arise during the course of a budget year and seeks to ensure prudent fiscal management. In order for the Treasury Committee to approve an additional expenditure request, the expenditure must be deemed to be unforeseen and unavoidable. A contingency reserve is set aside in each budget to deal with such requests.

The Minister of Finance presents the National Budget to Parliament in February of each year, with provincial treasuries separately presenting their budgets shortly after the National Budget is proposed. Since the presentation of the 1998-1999 National Budget, Parliament has been presented each year with a set of three-year spending plans, but is asked to vote on only the budget for the coming year. Each year’s National Budget is based on certain key economic assumptions regarding, among other things, GDP growth, inflation, employment growth, taxable income, private consumption expenditure, government consumption expenditure, imports and investment. In addition to presenting expenditure estimates to Parliament, the Minister of Finance is responsible for estimating the revenue that existing taxes and tax rates will raise and for proposing tax amendments, if any. The National Budget then takes the form of an appropriations bill authorizing National Government expenditures. The appropriations bill originates in the National Assembly and then goes to the Standing Committee on Finance of the National Assembly before being debated and finally passed by both houses of Parliament toward the end of the Parliamentary session.

The Minister of Finance is required to indicate each year how the expected deficit between National Budget expenditure and revenue is to be financed (or how any surplus is to be applied). The annual National Budget financing requirement is principally met through the issue of long-term fixed-rate National Government debt in the domestic capital market. The South African bond market is well-developed and highly liquid, and has attracted considerable foreign investor interest in recent years. The National Government also borrows from time to time on foreign capital markets, in which case the interest due and final repayment must be repaid in foreign currency.

In the course of each fiscal year, government departments and other spending agencies are held to the spending plans approved in the National Budget by a system of expenditure controls under the direction of the National Treasury. Changes in departmental allocations are made by Parliament in an Adjustments Budget toward the end of the fiscal year. Subsequently, audits of all government accounts provide Parliament and the public with verification of the uses to which public funds have been put. The auditor-general, a constitutionally independent official, supervises this auditing process. Accountability is further promoted by the breakdown of expenditures into ‘‘votes’’ for particular government departments, whose directors-general are the accounting officers responsible for these monies. Further breakdowns into departmental programs and into so-called standard items (for example, personnel, administrative expenditure and equipment) serve to indicate in more detail the commitment of funds to defined purposes.

As in the case of the National Budget, the budgets of the provincial governments have been accompanied by three-year expenditure projections since the 1998-1999 fiscal year. This MTEF is intended to illustrate forward trends in expenditure priorities and to provide a firmer foundation for fiscal planning and review purposes.

Around the end of October each year, the Minister of Finance presents the MTBPS. This ‘‘mini budget’’ may make amendments to some elements of the National Budget and the Consolidated Budget.

Medium Term Budget Policy Statement

In the 2007 MTBPS, the National Government projects revenue of R553.1 billion for the 2007-2008 fiscal year (27.4% of GDP), an increase of R8.5 billion from its prior projection of R544.6 billion.] Total expenditure is estimated at R542.4 billion for 2007-2008, an increase of R8.5 billion from its prior projection, resulting in a projected budget surplus of 0.5% of GDP for the fiscal year, compared with earlier projections of 0.6%. The 2007 MTBPS projects a budget surplus of 0.7% of GDP in 2008-2009, 0.6% of GDP in 2009-2010 and 0.5%of GDP in 2010-2011, respectively.

The increase in projected revenue is based on faster economic growth in the country as well as revenue trends for the first six months of the fiscal year. For the 2008-2009 fiscal year, projected budget revenue has been raised to R616.0 billion, while for 2009-2010, the revenue estimate has been revised upward to R679.6 billion. The National Government projects total revenue of R740.5 billion for 2010-2011. As a percentage of projected GDP, these revenue estimates total 27.6%, 27.6%, and 27.2%, respectively.

The MTBPS sets out the National Government’s choices about the sequencing of reforms and priorities for the medium term. It illustrates the National Government’s economic, social and development policy priorities in the context of projections, for performance of the economy over the next three years and the current framework for fiscal policy and the national budget.

The 2007 MTBPS presents certain spending priorities to provide further impetus to growth and broadening participation in the economy both in the MTEF and in the years beyond. In this regard spending estimates over the next three years have been revised upwards, with total spending for 2008-2009 estimated at R599.9 billion (26.9% of GDP), rising to R665.6 billion (27.1% of GDP) in 2009-20010 and R726.2 billion (26.7% of GDP) in 2010-2011.

The increased revenue projections combined with lower debt service costs have allowed the National Government to allocate an additional R81.4 billion for additional spending over the next three years. This represents an average real growth of 6.4% per year in the National Government’s non-interest spending across the MTEF.

Investment in infrastructure by public enterprises such as Eskom, Transnet and Telkom, as well as by the national, provincial and local governments, will accelerate over the next three years with an average growth rate of 10.5% over the MTEF. Over the next three years an additional R20.3 billion has been proposed for infrastructure investment in electrification, roads, commuter rail, housing and bulk infrastructure.

At the provincial level, a further R2.7 billion is assigned for the provincial infrastructure grant, which will predominantly fund school buildings. Infrastructure allocations to local governments are also growing strongly with proposed additions amounting to R5.8 billion which include the municipal infrastructure grant and the public transport infrastructure and systems grant.

Debt service costs are forecast to decline both as a percentage of GDP and of total government expenditure, reaching 1.9% of GDP in 2010-2011 from 2.6% of GDP currently. Debt service costs are projected to be R51.2 billion in 2008-2009 and R51.0 billion in 2009-2010.

2007 National Budget and Consolidated Budgets

2007 National Budget

In February 2007, the South African Minister of Finance submitted the 2007 National Budget to Parliament.

The 2007 National Budget and the three-year MTEF estimates continued the expansionary fiscal stance initiated in 2001 and gave effect to such budgetary priorities as marked acceleration in spending on social services, infrastructure development, job creation, developing human resources, ensuring the safety and security of the state and citizenry broadening access to economic opportunities and ensuring support for local development.

The 2007 National Budget allocated an additional R42.9 billion to the nine provincial governments for the 2007 MTEF, each of which has responsibility for developing its own budget and financial administration within the constraints of national fiscal policy. Although the 2006 National Budget continues the process of devolution of expenditure and revenue-raising authority to the provincial governments, the National Government exercises budgetary control over these governments and has prepared standardized sets of accounts for use by all levels of government.

The National Government estimated that total budgetary revenues for the 2006-2007 fiscal year would amount to R544.6 billion. National Budget expenditure for the 2007-2008 fiscal year was estimated at R533.8 billion. Consequently, a main budget surplus of R10.7 billion, or 0.6% of GDP, was forecast. A net borrowing requirement of R11.6 billion was expected, which included extraordinary receipts totaling R1.3 billion. Debt reduction and the lower borrowing requirements achieved through state asset restructuring since 1998 have reduced the anticipated growth of debt interest costs. (Ch 3 and 5 BR 2007)

In January 2001, South Africa’s source-based income tax system was replaced with a residence-based income tax. Under this regime, South African residents are taxed on their income, irrespective of where in the world that income is earned. The residence-based income tax system broadens the tax base, ensuring that all South African residents contribute to the cost of providing public goods and services according to their ability to pay. A capital gains tax was introduced in April 2001 and became effective in October 2001.

Tax reforms introduced in 2007-2008 included a net tax relief of R19.1 billion, in addition to the reduced tax liabilities arising from the abolition of the RSC levies. Specific changes were aimed at reducing compliance costs and providing an enabling environment for small businesses. Key measures included tax relief for small business corporations, changes to transfer duty thresholds, monetary thresholds for capital gains and estate duty, lowering of tax rates paid by individuals, lowering of tax rate on retirement funds, incentives to boost R and D and the abolishment of ad valorem excise duties on certain products. (Ch 4 BR 2007)

2007 Consolidated Budgets

The amounts reflected in the budget votes of the national departments whose functions are partially devolved to the provinces do not illustrate total allocations to such functions. By contrast, Consolidated Budgets present a more relevant measure of trends and priorities in government finances in South Africa, particularly in the socio-economic field, and hence the tables and discussion below focus on this measure of government expenditure. See ‘‘Public Finance — Background.’’

The 2007 Consolidated National Budget expenditure was budgeted at R550.6 billion for 2007-2008. The deficit on the consolidated national budget is lower than that in the main budget due to significant surpluses in the social security funds, primarily attributable to the surpluses of the Unemployment Insurance Fund and Compensation Funds.

The estimated 2007 Consolidated Budget continues to build on policy priorities established in 2001, with a special emphasis on growth-enhancing spending as well as spending programs that target the poor and vulnerable groups. Growth in all categories of social services spending reflects the National Government’s commitment in improving the social well being of South Africans.

Education remained the largest category of expenditure followed by welfare and social security services. Healthcare expenditure was also very significant as the operational plan for the comprehensive treatment and care of HIV and AIDS is fully implemented (see ‘‘Republic of South Africa — HIV and AIDS’’). Economic services spending as well as protection services spending has accelerated and remained an important feature of the Consolidated Budget in 2006-2007.

The following table sets forth the consolidated National Government expenditure for the periods indicated.

Consolidated Government Expenditure

	2003-2004		2004-2005		2005-2006		2006-2007
R million	Estimated outcome	% of total	Estimated outcome	% of total	Estimated outcome	% of total	Revised estimate	% of total
General government services and unallocatable expenditure	22,585.4	7.5%	24,279.1	7.3%	26,329.7	6.9%	29,077.3	6.6%
Protection services	59,701.5	19.8	64,179.5	19.2	73,312.5	19.1	77,638.3	17.6
Defense and intelligence	22,576.7	7.5	22,651.8	6.8	26,189.6	6.8	26,561.5	6.0
Police	23,837.4	7.9	26,704.2	8.0	30,821.3	8.0	34,256.7	7.8
Prisons	8,086.1	2.7	9,077.1	2.7	9,870.3	2.6	9,525.5	2.2
Justice	5,201.4	1.7	5,746.4	1.7	6,431.3	1.7	7,294.7	1.7
Social services	176,900.4	58.6	197,337.5	59.0	226,462.5	59.0	264,925.5	59.9
Education	70,763.5	23.4	76,269.4	22.8	84,432.3	22.0	94,979.1	21.5
Health	37,862.5	12.5	41,362.8	12.4	47,804.7	12.4	54,527.2	12.3
Social security and welfare	51,634.8	17.1	60,756.0	18.2	71,823.4	18.7	81,359.2	18.4
Housing	6,006.9	2.0	6,555.5	2.0	7,333.9	1.9	9,088.0	2.1
Community development	10,632.7	3.5	12,393.8	3.7	15,068.3	3.9	24,972.0	5.6
Economic services	42,926.9	14.2	48,690.4	14.6	57,983.8	15.1	70,344.9	15.9
Water schemes and related services	5,363.8	1.8	5,811.2	1.7	6,148.4	1.6	6,806.6	1.5
Fuel and energy	1,609.1	0.5	2,433.1	0.7	2,811.8	0.7	3,909.0	0.9
Agriculture, forestry and fishing	6,365.7	2.1	7,071.9	2.1	8,872.3	2.3	10,240.6	2.3
Mining, manufacturing and construction	1,198.9	0.4	1,312.8	0.4	3,763.0	1.0	3,027.9	0.7
Transport and communication	15,711.2	5.2	18,016.7	5.4	20,790.6	5.4	28,524.1	6.5
Other economic services	12,678.1	4.2	14,044.7	4.2	15,597.7	4.1	17,836.7	4.0
Subtotal: Votes and statutory amounts	302,114.3	100.0%	334,486.5	100.0%	384,088.6	100.0%	441,986.0	100.0%
Plus:
Contingency reserve	—	—	—	—	—	—	—	—
Total non-interest expenditure	302,114.3	—	334,486.5	—	384,088.6	—	441,986.0	—
Interest	46,312.9	—	48,851.2	—	50,912.0	—	52,178.0	—
Total consolidated expenditure	348,427.2	—	383,337.7	—	435,000.6	—	494,164.0	—

Notes: — Numbers may not total due to rounding.

During the past decade, growth in consolidated National Government expenditure has exceeded both nominal GDP growth and population growth in South Africa due to the occurrence of various extraordinary items. In 1992-1993 and 1993-1994, public sector borrowing amounted to approximately 10% of GDP. These extraordinary items have included the costs of early retirement offers to former civil servants, losses incurred by the SARB on its foreign exchange forward cover operations and various costs associated with political transition in 1994 and the establishment of a new democratic order. If Consolidated Government expenditure is broadened to include all expenditures by extra-budgetary accounts and funds of the National Government and provincial governments, universities and polytechnics (including those in the former TBVC states) and local governments, total government expenditure (technically referred to as general government expenditure) rose from 30% of GDP in 1982-1983 to 40.9% of GDP in 1993-1994, of which 3.8% represented settlements of extraordinary liabilities to National Government pension funds and the SARB. Consolidated general government expenditure was 27.2% of GDP in the 2004-2005 fiscal year and the public sector borrowing requirement was R38.9 billion, or 2.8% of GDP.

Taxation

Income taxes paid by individuals and companies, value-added tax, customs duties on imports, excise duties on certain goods, fuel levies and various other taxes are collected by the South African Revenue Service (SARS), an autonomous body managed by a board of directors. While most tax revenues are collected at the national level, municipalities impose and collect property taxes. In addition, the main sources of revenue (although limited in scope) for provinces are motor vehicle license fees and gambling taxes. Non-tax user charges are levied principally by municipalities and extra-budgetary institutions, such as universities, museums, statutory research councils and public entities.

The National Government aims to maintain and strengthen a tax system that is fair, efficient and internationally competitive and that will meet the needs of fiscal policy. Recognizing that improving tax administration and collection are essential steps toward achieving meaningful tax reform in the future, the National Government seeks to narrow the tax compliance gap and broaden the tax base, thus providing scope for rate reductions. The National Government also seeks to keep tax law as simple as possible in order to minimize collection and compliance costs and to monitor the tax system on a continuous basis.

Effective as of January 2001, the tax regime was changed to a residence-based income tax regime, although the source-based income tax regime was retained for non-residents. A capital gains tax was introduced with effect from October 1, 2001. Non-residents are only subject to this tax on the disposal of immovable property situated in the country or on the disposal of assets of permanent enterprises operating from South Africa.

The Retirement Fund Tax (RFT), a tax on interest and rental income of retirement funds, was abolished with effect from March 1, 2007. This will result in improved returns for retirement fund members and should also be seen as a part of a proposed limitation on tax deductibility of retirement fund contributions by high income individuals.

Substantial real personal income tax relief across all income brackets has been granted since 2000-2001. This was made possible as a result of effective base-broadening measures and improved tax collections by SARS. The top marginal personal income tax rate is 40% and the minimum tax threshold for taxpayers under the age of 65 years was increased to R43,000 for the 2007-2008 fiscal year.

In the 2007-2008 National Budget, the domestic interest exemption threshold for taxpayers 65 years and older was increased to R26,000 and for taxpayers younger than 65 years to R18,000. The threshold of the exemption applicable to foreign interest income was increased to R3,000 per annum and the annual exclusion threshold for capital gains or losses was increased to R15,000.

The exempt threshold for estate duties was increased from R1.5 million to R2.5 million in 2006. It was further increased in 2007 to R3.5 million. The threshold below which no capital gains is imposed on death was increased from R60,000 to R120,000, and the donations tax threshold below which no tax is payable increased from R50,000 to R100,000.

The Income Tax Act provides for certain lump sums paid in respect of the death caused by an occupational injury to be tax-free. However, payments of a similar kind made outside the Compensation for Occupational Injuries and Diseases Act (1993) framework are as a rule subject to income tax. Payments up to a monetary cap of R300,000 in respect of death while at work will henceforth be tax-free.

The gains realized on the sale of shares can be taxed either as ordinary income or capital gains, depending on the facts and circumstances. The facts and circumstances test is problematic; it results in some large institutions receiving capital gains tax treatment on the sale of shares but many other players paying ordinary income tax. In order to provide equitable treatment, all shares disposed of after three years will trigger a capital gains tax event. This proposal will take effect from October 1, 2007 and will also include anti-avoidance rules that will prevent taxpayers from transferring new assets into shareholdings held for the three-year period.

Company Tax

South Africa followed international trends by reducing the corporate tax rate in 1994 from 40% to 35% in 1999 to 30% and in 2005 to 29%. A corresponding adjustment was made to the rates applicable to gold mines. Branches of foreign companies operating in South Africa are taxed at a rate of 34%, but no secondary tax is levied.

The secondary tax on companies (STC) levied on dividends declared by South African companies was reduced from 12.5% to 10.0% with effect from October 1, 2007, while the tax base was redefined. A conversion to a dividend tax in the hands of shareholders will be introduced by late 2008 or during 2009. The implementation of this phase is subject to the renegotiations of a number of international tax treaties.

South Africans have developed intellectual property with substantial economic value. Certain South African companies seek ways to shift this intellectual property offshore as exchange controls are gradually lifted. Measures to remedy the potential loss of intellectual property and the impact on tax revenue collections were introduced in 2007.

No withholding taxes are payable on interest paid to non-residents. International transactions are subject to rules dealing with transfer pricing and controlled foreign companies.

The National Government revised the tax treatment of company restructurings in support of more efficiently realigned business structures. In the 2005-2006 National Budget provisions relating to company restructurings were relaxed. The 75% shareholder threshold for intra-group tax-free transfers was reduced to 70% to accommodate more intra-group tax-free transfers of assets. The threshold for tax-free formations was reduced to 20%.

The National Government has taken further steps to foster the development of small- and medium-sized businesses. In 2000, a graduated corporate tax rate structure was introduced for qualifying small businesses and an accelerated depreciation regime followed in 2001 for small businesses that invest in manufacturing assets. In addition, with effect from October 1, 2001, certain small business owners are entitled to receive a one-time exemption from capital gains tax for the first R500,000 of capital gain arising from the disposal of active business assets within a two-year period. This threshold was increased to R750,000 as from March 1, 2006. Small businesses can also defer gains and income on the sale of business assets if they fully reinvest the sale proceeds in other business assets.

As part of a broader initiative to encourage and support small business development, further income tax relief was introduced. Firstly, the category of small business companies eligible for relief was expanded to cover personal services as long as these businesses maintain at least three full-time employees for core operations. Secondly, the turnover limit for eligible companies was increased from R5 million to R6 million in 2005 and to R14 million in 2006. Thirdly, the small business depreciation regime was further simplified and enhanced to encourage fixed capital formation. Small businesses are eligible for a three year accelerated depreciation write-off at a 50:30:20% for all non-manufacturing depreciable assets. Manufacturing assets retain their immediate 100% write-off. Fourthly, tax administrative initiatives and education programs to reduce the compliance costs for small business will be introduced.

A small business tax amnesty was announced and implemented towards the end of 2006. The small business tax amnesty aimed to improve the culture of tax compliance and to facilitate the entry of small businesses into the formal economy. It provided relief to qualifying businesses for historical non-declaration or under declaration of income tax, secondary tax on companies, employees’ tax, skills development levies, unemployment insurance contributions and VAT. An amnesty levy was payable on a sliding scale of 0-5% based on the taxable income from carrying on a business in the 2006 year of assessment. In support of the small business tax amnesty, SARS embarked on a multifaceted outreach and education program. By the end of the extended closing date, June 30, 2007, SARS had received 353,388 applications. These applications were split between 298,814 amnesty applications and 54,574 applications for the waiver of additional taxes, penalties and interest. Initial analysis of the amnesty applications indicates that some 22% of the applicants are new registrants.

Co-operatives were in the past taxed at the corporate tax rate and granted limited tax incentives. The reform introduced in 2006 states that co-operatives whose size and income is similar to small business corporations should be granted the same tax incentives as small business corporations. This dispensation was extended to financial co-operatives in 2007. The Department of Trade and Industry has enacted the Co-operatives Act of 2005 which is to govern co-operatives and the National Treasury introduced the Co-operatives Banks Bill in 2007 that will govern financial co-operatives.

In order to encourage investment and trade flows between countries, South Africa has entered into comprehensive agreements for the avoidance of double taxation with close to 70 countries.

The National Government has sought to promote investment in infrastructure through tax allowances for the depreciation of permanent structures. Allowances were introduced in 2000 for pipelines transporting oil and gas, electricity transmission lines, telephone transmission lines and railway lines. Allowances for investment in airport hangars and runways were added in 2001. For rail transportation infrastructure investments, the 2007-2008 National Budget introduced accelerated tax depreciation allowances for rail rolling stock, from 14 years to 5 years. Port assets were also included in the tax depreciation regime. The Income Tax Act provides for the depreciation of buildings used for manufacturing and similar processes. However, it does not provide for tax depreciation for certain commercial buildings. As from 2007, tax depreciation allowances for the economic wear-and-tear of newly constructed commercial buildings (and upgrades) were implemented at a rate of 5% per year (i.e., a write-off period of 20 years). Depreciation relief has also been afforded to environmental production and post-production assets. Both sets of assets must be ancillary to the manufacturing process, of a permanent nature and utilized to fulfill environmental obligations. Environmental production assets are eligible for a 40:20:20:20 rate of depreciation, while the rate of relief for environmental post-production assets (e.g. dams or disposal facilities) is 5% per annum (i.e. a 20 year straight-line write off period).

The Income Tax Act allows individuals and companies to deduct donations made to qualifying public benefit organizations (PBOs). The threshold for this deduction has been increased from a maximum of 5% of taxable income to 10% for both individuals and companies.

In 2005, the National Government introduced a system of partial taxation for PBOs, accompanied by a tax-free income threshold of 5% of gross income or R50,000, whichever is greater. This means that PBOs that conduct trading activities may continue to do so without losing their tax-exempt status. They will, however, pay income tax on income from trading activities exceeding the relevant threshold. Given the important role played by many PBOs, this threshold has been increased from R50,000 to R100,000 in 2007.

The tax treatment of national sports that have separated their professional and amateur sporting arms into separate bodies has resulted in certain anomalies. Amendments were introduced to allow professional and amateur bodies to merge their legal structures so that qualifying expenses incurred by the professional arms to develop amateur sports can be deducted.

Two sets of transaction taxes apply to trading in investment securities: stamp duty in the case of unlisted shares, and uncertificated securities tax (UST) in the case of exchange-traded securities. To simplify administration and to eliminate anomalies created by this dual treatment, all secondary trading in shares (listed or otherwise) will in future be subject to a single securities transfer tax. Amendments to simplify exemptions and clarify the impact on derivative products and partial disposals were also introduced.

Revenue

The following table sets forth the composition of tax and other revenues for the five fiscal years ended March 31, 2007 and budgeted amounts for the fiscal year ending March 31, 2008. Gross revenue has grown from R417.3 billion in 2005-2006 to a budgeted amount of R495.4 billion in 2006-2007. Gross revenue is expected to further increase to R556 billion, about 28.09% of GDP, in 2007-2008. The growth in the tax revenue can attributed to strong economic growth, the commodity super cycle, improved tax administration and improved tax compliance.

Consolidated Government Revenue

	Actual Collections					Budget Estimates
Summary of Revenue	2002-2003	2003-2004	2004-2005	2005-2006	2006-2007	2007-2008
	(R millions)
Taxes on income and profits	164,565.9	171,962.8	195,219.1	230,803.6	279,633.4	312,150.0
Persons and individuals	94,336.7	98,495.1	110,981.9	125,645.3	140,761.5	156,535.0
Gold mines	—	—	—	—	—	—
Other mines	—	—	—	—	—	—
Companies(2)	56,745.1	60,880.8	70,781.9	86,160.8	120,110.9	139,615.0
Secondary tax on companies	6,325.6	6,132.9	7,487.1	12,277.6	15,558.4	16,000.0
Tax on retirement funds	6,989.7	4,897.7	4,406.1	4,783.1	3,201.8	—
Other(3)	1,169.0	1,556.3	1,562.2	1,936.7	0.7	—
Taxes on payroll and workforce	3,352.1	3,896.4	4,443.3	4,872.0	5,894.8	6,500.0
Skills development levy(4)	3,352.1	3,896.4	4,443.3	4,872.0	5,894.8	6,500.0
Taxes on property	5,084.6	6,707.5	9,012.6	11,137.5	10,332.2	10,995.0
Donations tax	17.7	17.1	25.2	29.5	47.0	30.0
Estate duty	432.7	417.1	506.9	624.7	747.4	450.0
Marketable securities tax	1.205.2	1,101.1	1,365.9	1,973.4	2,763.9	3,465.0
Transfer duties	3,429.0	5,172.1	7,114.6	8,510.0	6774.0	7,050.0
Domestic taxes on goods and services	97,581.9	110,173.5	131,982.8	151,361.9	174,648.2	199,210.0
Value-added tax/sales tax(6)	70,149.9	80,681.8	98,157.9	114,351.6	134,505.9	155,068.0
Specific excise duties	10,422.6	11,364.6	13,066.7	14,546.5	16,316.9	17,792.4
Ad valorem excise duties	1,050.2	1,016.2	1,015.2	1,157.3	1,282.7	1,415.0
Levies on fuel	15,333.8	16,652.4	19.190.4	20,506.7	21.864.0	23,937.7
Air departure tax	324.8	367.2	412.2	458.2	484.9	520.0
Other(7)	300.7	91.5	140.5	341.7	193.7	477.0
Taxes on international trade and transactions	9,619.7	8,414.3	13,285.7	18,201.9	24,033.6	27,485.0
Customs duties	9,330.7	8,479.4	12,888.4	18,303.5	23,665.2	27,084.0
Other(8)	289.1	−65.1	397.3	−101.6	368.4	401.0
Stamp duties and fees	1,572.4	1,360.1	1,167.7	792.8	614.5	222.0
State Miscellaneous Revenue (SMR)(9)	433.0	−7.1	−130.9	164.2	331.7	—
Total Tax Revenue (gross)	282,209.6	302,507.5	354,980.3	417,334.0	495,488.4	556,562.0
Departmental revenue(10)	4,191.9	5,931.4	5,520.4	7,642.3	8,895.9	9,197.0
Transactions in assets and liabilities	356.6	714.9	681.6	916.5	1,752.9	1,895.6
Less: SACU payments(11)	−8,259.4	−9,722.7	−13,327.8	−14,144.9	−25,194.9	−23,053.0
Total Budget Revenue	278,507.7	299,431.2	347,854.4	411,747.9	480,942.3	544,601.6

Notes: —
(1)	Figures prior to 1994-1995 (representing the former State Revenue Account) are adjusted to be comparable to the current National revenue Fund (see introductory notes to this statistical annexure). Figures prior to 1995-1996 include collections by the former TBVC states and self-governing territories.
(2)	Figures prior to 1999-2000 exclude receipts from mining companies. Figures from 1999-2000 onwards include receipts from all companies.
(3)	Including interest on overdue tax, non-resident shareholders’ tax, non-residents’ tax on interest and tax on undistributed profits.
(4)	Levy on payroll dedicated to skills development.
(5)	The 1998-1999 and the 1999-2000 figures include receipts of the demutualization charge amounting to R278.5 million and R577.0 million, respectively, which were not included in the budget estimates.
(6)	Including sales duty, which was replaced by a general sales tax in July 1978. The value added tax replaced the general sales tax in September 1991.

(7)	Including various levies, mining leases and ownership, cinematographic tax and other special levies imposed since 1974-1975, as well as receipts of the Universal Service Fund since 1998-1999 and the Human Resources Fund for 1998-1999 and 1999-2000.
(8)	Including diamond export duties, miscellaneous customs and excise income, as well as ordinary levy collections.
(9)	Revenue received by SARS in respect of taxation which could not be allocated to specific revenue types. Previously shown as part of other non-tax revenue.
(10)	Premiums received on destination bonds on switch options, previously included in revenue, are now reflected under extraordinary receipts, but includes
(11)	South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories). Payments to the Central Revenue Fund of Namibia up to independence are included.
Source: National Treasury

In fiscal year 2005-2006, gross tax revenue amounted to R417.3 billion and non-tax revenue (such as fees and charges) to R8.5 billion. After deduction of SACU payments, total main budget revenue for 2005-2006 was R411.7 billion, approximately 26.3% of GDP.

During fiscal year 2005-2006, 56.6% or R236 billion of the total gross tax revenue consisted of direct taxes and about R181 billion, or 43.4%, of indirect taxes. Actual tax revenue collections for 2004-2005 exceeded budgeted tax revenue by R41.8 billion or 11.3%. This is attributed to the strong demand for both domestic and international goods and services and the improved profitability of companies; reflected by higher than expected international trade receipts (37.9%), domestic taxes on goods services (5.8%) and secondary tax on companies (4.1%).

Financing

The following table sets forth the financing of the net borrowing requirement of the National Government for the five fiscal years ended March 31, 2006, and budgeted amounts for the fiscal year ending March 31, 2007. This table does not reflect the MTBPS.

Financing of the Net Borrowing Requirement of the National Government

R million	2002-2003	2003-2004	2004-2005	2005-2006	2006-2007	2007-2008 Budget estimates
Borrowing
Revenue	278,507.6	299,431.2	347,854.4	411,747.9	481,200.7	544,601.6
Expenditure	291,524.0	328,709.2	368,541.1	416,759.9	470,614.3	533,873.3
Budget balance[1]	–13,016.2	–29,278.0	–20,686.7	–5,012.0	10,586.4	10,728.3
% of GDP	–1.10%	–2.30%	–1.40%	–0.30%	0.60%	0.60%
Plus: Extraordinary payments	–7,971.3	–7,443.5	–9,787.4	–4,553.9	–4,213.7	−400.0
Less: Extraordinary receipts	8,167.9	1,598.2	2,492.0	6,905.3	3,438.0	1,250.0
Net borrowing requirement	–12,819.6	–35,123.3	–27,982.1	–2,660.6	9,810.7	11,578.3
Financing
Domestic short-term loans (net)	4,213.9	6,694.8	6,157.0	5,716.0	5,334.1	5,750.0
Domestic long-term loans (net)	–3,017.4	31,123.1	37,876.3	23,085.6	891.6	–9,019.0
Market loans	15,465.1	50,554.3	54,767.2	44,931.6	36,595.3	24,000.0
Extraordinary issues	3,652.7	7,205.6	9,460.8	4,539.0	—	—
Redemptions	–22,135.2	–26,636.8	–26,351.7	–26,385.0	–35,703.7	−33,019.0
Foreign loans (net)	14,310.1	1,045.1	4,623.0	518.2	181.5	−2,586.9
Market loans	10,813.2	10,576.1	9,958.0	—	7,644.0	—
Arms procurement loan agreements	4,880.7	3,770.9	0.0	2,904.0	1,555.0	3,533.0
World Bank loans	—	—	—	43.0	—	—
Redemptions (including revaluation of loans)	–1,383.8	–13,301.9	–5,335.0	–2,428.8	–9,017.5	–6,119.9
Change in cash and other balances[2]	−2,687.0	–3,739.7	–20,674.2	–26,659.2	–16,217.9	–5,722.4
Total	12,819.6	35,123.3	27,982.1	2,660.6	–9,810.7	–11,578.3

1.	A negative number reflects a deficit and a positive number a surplus.
2.	A positive change indicates a reduction in cash balances.

In addition to transfers received from the National Budget and their own provinces’ revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the Development Bank of Southern Africa. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be advanced, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained, and any special conditions be specified in an act of Parliament which is required to be recommended by the Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See ‘‘Public Finance — Background.’’

The National Government financing requirement (as measured by the National Budget deficit) fell gradually as a percentage of GDP, from over 5% of GDP in 1995-1996 to a low of 1.1% in 2002-2003 and, in 2004-2005, increased to 1.5% of GDP before decreasing again to 0.5% of GDP in 2005-2006. The budget focus in the past five years gradually shifted from an emphasis on lowering the deficit to a fiscal policy that supported economic growth through a more expansionary stance, but strictly within limits of sustainability. As such a deficit of around 1.5% is envisaged in the medium term.

Public Enterprises

The South African Government owns or controls a number of public enterprises. The control of such enterprises takes various forms including control, among other things, of capital investment, the types and amounts of goods and services to be produced, the prices at which such goods and services are to be sold, the acquisition of assets, and the incurrence of liabilities. The Minister of Public Enterprises and various other ministers of the National Government, under whose departments these enterprises are regulated, jointly oversee the affairs of public enterprises. The minister responsible for a particular public enterprise appoints members to the entity’s board and, in terms of the Public Finance Management Act, monitors performance relative to its establishment mandate.

During the first ten years of transformation, the restructuring of state-owned entities was undertaken within the Policy Framework on the Restructuring of State Assets and the National Framework Agreement. This policy focused on the restructuring and sale of non-core assets. Proceeds of R13.3 million were received from the sale of Aventura Resorts in 2004-2005. Proceeds from the restructuring of state owned entities since 1997 amount to R33.7 billion, of which R24.8 billion was paid to the fiscus, as summarized in the table below:

Proceeds from the restructuring of state owned entities since 1997

	Proceeds
	Total	Paid into the National Revenue Fund
	(millions of Rand)
TELKOM	10,360	5,894
SASRIA	10,300	9,300
MTN	7,700	5,697
CEF	1,930	1,654
Airports Company	1,035	1,035
SAA	1,400	611
Others (SAFCOL, Aventura, radio stations, etc.)	947	626
Total	33,672	24,817

The National Government’s focus includes the contribution that the state-owned entities can make to delivering infrastructure to enhance economic growth and alleviate poverty. Current estimates are that the state-owned entities will over the next five years (commencing in 2007) invest R313.6 billion in infrastructure rollouts. The major component of the investment will take place in the transport and energy sectors. Total dividends received from SOE’s amounted to R2,923,380,000 (2004-2005); R5,069,467,000 (2005-2006) and R3,463,550,222 (2006-2007).

Initiatives currently in progress to enhance shareholder value include an assessment of treasury operations of state owned entities, a review of the mandates of development finance institutions and a review of financial distribution and capital structure policies of state owned entities. These reviews are conducted in co-operation with the relevant executive authorities.

Parliament plays a significant role in the oversight of public enterprises and executive works as these developments must work in close collaboration with the two Parliamentary committees assigned to such oversight. These committees are the Portfolio Committee on Public Enterprises, which is responsible for sectorial and shareholders oversight, and the Select Committee on Public Accounts, which is responsible for financial oversight. A summary of the specific actions for the significant public enterprises is set forth below.

Transnet

Transnet is wholly owned by the South African Government. In line with its four-point turnaround strategy announced in August 2004, Transnet has been restructured into a focused freight transport and logistics group operated through five divisional operations: Transnet Freight Rail (the freight rail division), Transnet Rail Engineering (the rolling stock maintenance business), Transnet Port Terminals (managing port and cargo terminal operations) and Transnet Pipelines (the fuel and gas pipeline business). Transnet currently has assets classified as non-core assets that the group is in the process of disposing, either by transferring to identified government departments or organizations or sale to the private sector. These assets include the South African Airways (Proprietary) Limited, South African Express (regional and domestic airline), freight dynamics (road freight), Blue Train (luxury passenger train), Shosholoza Meyl (long distance passenger rail), Autopax (passenger bus services) and Arivia.kom (information technology).

As part of its turnaround strategy, Transnet has budgeted to invest R78 billion over the next five financial years (2007-2008 to 2011-2012) for the replacement, maintenance and extension of its infrastructure. Crucial to Transnet’s objectives is to lower the cost of doing business and contribute to economic growth in South Africa, which is in line with the Accelerated and Shared Growth Initiative for South Africa.

Airports Company Ltd.

The Airports Company Ltd. (ACSA) owns and operates 10 of the airports in South Africa including Africa’s busiest airport, the OR Tambo International Airport.

ACSA has forecasted a capital investment program of R19.3 billion for the financial years 2008-2012, which includes the infrastructural upgrade program to deal with the enormously increased passenger load expected for the 2010 FIFA World Cup and the construction of the new La Mercy Airport in Durban. To fund this major infrastructure upgrade drive, ACSA has launched a R12 billion bond program for the domestic market. ACSA has also accelerated the schedules of all projects related to the forthcoming introduction of aircraft such as the Airbus A380. ACSA is part of the consortium that was selected as the successful bidder for the Mumbai International Airport concession on February 4, 2006 and the concession commenced on May 3, 2006. ACSA has a 10% shareholding in the consortium.

Telkom

In 1997, the National Government sold a 30% share of Telkom to SBC Communications and Malaysia Telkom for approximately R6 billion, a stake which was held through Thintana Communications LLC. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to broad based black economic empowerment groups, the National Empowerment Fund (a legislatively constituted trust to facilitate broad based black economic empowerment) and Telkom employees. Since then, 3% of the shares in Telkom have been sold to Ucingo, a broad based black economic empowerment group. Subsequently, an initial public offering of Telkom shares was launched successfully in March 2003 on the JSE and the NYSE, which raised R3.9 billion, making it the highest gross restructuring of a state-owned enterprise and the second biggest initial public offering in South Africa in 2003. By November 2004, Thintana had sold approximately half of its holdings to the market and the rest to the PIC, in anticipation of the PIC facilitating a BBBEE transaction. By May 2005, a portion of this shareholding had been on-sold to a BBBEE consortium called the Elephant Consortium. As at June 2006 the PIC held 16.1% of Telkom’s issued ordinary shares, which includes 7.5% of Telkom’s issued ordinary shares it has acquired in the market, the Elephant Consortium owned 6.9% of Telkom’s issued ordinary share and the National Government owned 38% of Telkom’s issued ordinary shares. Telkom also declared a higher ordinary annual dividend of 500 cents per share on June 2, 2006 and a special dividend of 400 cents per share, payable on July 14, 2006 for shareholders registered on July 7, 2006.

Telkom has launched Telkom Media (Pty) Ltd (Telkom Media), a private company that intends to have a 30% black economic empowerment shareholding, in addition to the Telkom BEE component. On August 31, 2006 Telkom media applied to Independent Communications Authority of South Africa (ICASA) for a commercial satellite and cable subscription broadcast license. From May 28 to June 12, 2007, ICASA held public hearings into the applications by 18 applicants for a satellite and cable subscription broadcast license. Telkom Media has been awarded a commercial satellite and cable broadcasting licence by ICASA.

Telkom has concluded a supply agreement with the Eastern Africa Submarine System (EASSy) which will lay the first ever optical submarine cable network landing in East Africa. Telkom agreed to invest approximately U.S.$18.9 million and will have an ownership interest in the EASSy cable system of approximately 8%. In addition, Telkom agreed, in a joint purchase agreement with Vodacom, to invest U.S.$1.5 million for an approximate 10% equity stake in a special purpose vehicle that was established to coordinate the participation of smaller operators in the region. The EASSy cable will connect to South Africa at the same landing point as the SAFE cable in Mtunzini, north of Durban.

Telkom is currently undergoing a corporate restructuring. Telkom has entered into negotiations with MTN, a major cellular network service provider in South Africa, to buy its fixed line business. Telkom has also entered into discussions with Vodafone Group Plc.

Eskom

Legislation was enacted in 1998 to restructure Eskom, vesting ownership in the National Government and establishing the legal basis for revoking Eskom’s tax-exempt status. In June 2004, the Minister of Public Enterprises emphasized the role of state owned entities, including Eskom, in contributing to infrastructure development in South Africa. In line with this, the National Government changed its objective regarding the restructuring of the electricity sector from establishing a wholesale market for electricity, to a focus on ensuring the security of supply and consequently infrastructure development.

Based on this, Cabinet has endorsed that Eskom provide for 70% of the investment in new generation capacity. It is envisaged that Independent Power Producers (IPPs), will be introduced to provide for the balance. To initiate this revised approach, the Department of Minerals and Energy (DME) has issued a tender for IPPs to provide for approximately 700 MW of new capacity by the end of 2009. These plants will be gas turbine power generation plants to be installed at Coega in the Easter Cape and in Kwa-Zulu Natal, will cost R2.6 billion in total and will be required to provide peaking capacity to the national grid. Eskom is currently finalizing power purchase agreements with the IPPs. The long awaited restructuring of South Africa’s distribution industry is currently going ahead and is expected to result in a more efficient electricity distribution sector.

Eskom is expected to spend approximately R150 billion over the next 5 years in an attempt to increase its generation capacity and bring it in line with the Government’s objective of growing the economy by 6% per annum, while at the same time increasing the country’s electricity reserve margin to the desired 15% level. At present, Eskom’s net generating reserve margin is lower than the internationally accepted range of 15% to 18%. Approximately 72% of this capital expenditure will be utilized to increase Eskom’s generation capacity. Eskom expects to add an additional 22,000 MW of energy by 2017. Furthermore, over the coming years, the proportion of coal in Eskom’s generation mix will decrease steadily in favor of renewable energy and additional nuclear power.

Denel

Denel (Pty) Ltd is an important defense contractor in the domestic market and key supplier to the South African Defence Force (SANDF) both as original equipment manufacturer and for the overhaul, maintenance, repair, refurbishment and upgrade of systems. Denel is in the process of implementing a turnaround strategy after years of poor financial performance. As part of the strategy, Denel’s businesses are in the process of being incorporated as stand alone companies, each with its own board of directors and operating on the strength of its own balance sheet. Furthermore, Denel is actively seeking equity partners for the new companies to provide skills development and technology transfer and ensure market access. To date, equity partnerships have been entered into with SAAB (Sweden) in the aerostructure business and Carl Zeiss GmbH (Germany) in the optronics business. The turnaround strategy has already improved the company’s financial performance with losses after tax reducing by 60% from R1,363.4 million (2006) to R549.1 million (2007).

South African Forest Company Limited

The sale of MTO and KLF, two of three major assets of the South African Forest Company Limited (SAFCOL), has been concluded. The sale of Komatiland was set aside following investigation by the Competition Commission in early 2006. After a strategic review of the Forestry sector, the National Government concluded that the divestment of forestry assets could continue. SAFCOL is currently perusing alternatives to meet this objective within the prescripts of competition policy.

Alexkor

Alexkor, a government-owned diamond mining company, owns mining rights over a land-based diamond resource and diamondiferous marine deposits. In 1998, the Richtersveld Community filed a land claim against Alexkor and the State under the terms of the Restitution of Land Rights Act 1994 for a parcel of land on which the company operates. A move by the National Government to dispose of a 51% equity portion in the company was met by an interdict by the community, and the proposed restructuring was stalled. Following an appeal process in the land claim, the Constitutional Court in 2003 ordered that the community was entitled to restitution of the right to ownership of the land (including its minerals and precious stones) and to the exclusive beneficial use and occupation thereof. The matter was referred back to the Land Claims Court to make a determination on the nature of the restitution to be given to the community. Subsequently, the Minister of Public Enterprises, Alec Erwin entered negotiations with the community and concluded a Deed of Settlement in the matter on April 22, 2007. The Deed of Settlement was updated by the Land Claims Court on October 9, 2007 and provides for restoration of the land claimed. Alexkor’s land mining rights will also be transferred to the community. Alexkor will retain its marine mining rights and the mining assets. Alexkor and the community’s mining company will put their respective mining rights and assets into a Pooling and Sharing Joint Venture (PSJV) for purposes of mining both the marine and land diamond resources. The PSJV will put in place a mine development plan and programme to upgrade the land and sea diamond resources and constitute a viable mining venture.

NATIONAL GOVERNMENT DEBT

General

The legal authorization for the incurrence of debt by the National Government is set forth in the Public Finance Management Act of 1999. The National Treasury administers the National Government debt of South Africa.

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. South Africa has issued formal contractual guarantees of certain indebtedness, primarily on behalf of partially or wholly state-owned entities. In this document, the National Government debt does not include debt that is guaranteed by the South African Government. However, the guaranteed debt is summarized in the table entitled ‘‘Outstanding National Government Guaranteed Debt’’. In addition, the National Government debt does not include debts incurred by the nine Provincial Governments.

In this section, ‘‘external debt’’ means debt initially incurred or issued outside South Africa, regardless of the currency of denomination, and ‘‘internal debt’’ means debt initially incurred or issued in South Africa. ‘‘Floating debt’’ means debt that had a maturity at issuance of less than one year. ‘‘Funded debt’’ means debt that had a maturity at issuance of one year or more.

The following table summarizes the National Government debt at March 31 in each of the years 2003 through 2007 and at September 30, 2007.

Total Debt of the National Government

	At March 31,					At September 30,
	2003	2004	2005	2006	2007	2007
	(millions of Rand)
Government bonds	327,997	359,938	394,436	417,674	420,499	434,820
Treasury bills	22,050	28,600	34,450	40,400	45,800	49,950
Marketable internal debt	350,047	388,538	428,886	458,074	466,299	484,770
Non-marketable internal debt	1,910	1,999	3,498	3,708	3,240	4,766
Total internal debt	351,957	390,537	432,384	461,782	469,539	489,536
Total external debt	74,286	64,670	69,405	66,846	82,581	76,661
Total loan debt gross	426,243	455,207	501,789	528,628	552,120	566,197
Cash balances(1)	(9,730)	(12,669)	(30,870)	(58,187)	(75,315)	(85,401)
Total loan debt net	416,513	442,538	470,919	470,441	476,805	480,796
Gold and Foreign Exchange Contingency Reserve Account(2)	36,577	18,036	23,833	(1,751)	(28,514)	(28,514)
As percentages of GDP:
Net loan debt	34.8%	34.3%	32.9%	29.8%	26.7%	23.8%
Foreign debt	6.2%	5.0%	4.9%	4.2%	4.6%	3.8%
As percentage of gross loan debt:
Foreign debt	17.4%	14.2%	13.8%	12.6%	15.0%	13.5%

Notes: — Columns may not add due to rounding
1)	The total debt (net) is calculated with due account of the bank balances of the National Revenue Fund (balances of Government’s accounts with the South African Reserve Bank and the Tax and Loans Accounts with commercial banks).
2)	Amounts recorded in the accounts of the South African Reserve Bank as at the end of the financial year are kept constant. A positive number reflects an amount owed by Government and a negative number an amount owed to Government.
Source: South African National Treasury.

Summary of Internal National Government Debt

Total National Government loan debt net at March 31, 2007 was R476.8 billion, an increase of approximately 1.4% over the corresponding amount of R470.4 billion at March 31, 2006.

The following table sets forth the total internal National Government debt, divided into floating debt and funded debt, for the periods indicated.

Gross National Government Internal Debt

	At March 31,					At September 30,
	2003	2004	2005	2006	2007	2007
	(millions of Rand)
Marketable securities
Floating	22,050	28,600	34,450	40,400	45,800	49,950
Funded	327,997	359,938	394,436	417,674	420,499	434,820
Total	350,047	388,538	428,886	458,074	466,299	484,770
Non-marketable securities
Floating	1,177	1,322	1,629	1,395	1,330	3,111
Funded	733	677	1,869	2,313	1,910	1,655
Total(1)	1,910	1,999	3,498	3,708	3,240	4,766
Total internal National Government debt	351,957	390,537	432,384	461,782	469,539	489,536

Notes: — Columns may not add due to rounding.
Source: South African National Treasury.

Summary of External National Government Debt

South Africa’s external National Government debt as a percentage of total debt remains low. External debt as a percentage of total debt decreased from 17.4% at March 31, 2003 to 15.0% at March 31, 2007.

The following table sets forth a breakdown of National Government external debt by currency at March 31 in each of the years 2003 through 2007 and at September 30, 2007.

External Debt by Currency

	At March 31,					At September 30,
	2003	2004	2005	2006	2007	2007
	(millions)
Euro	2,425	3,712	3,669	3,779	4,047	3,853
Pound Sterling	125	143	161	72	93	88
Swedish Krone	415	437	605	1,708	3,402	4,214
U.S. Dollars	5,068	3,697	4,795	4,723	4,167	4,223
Gold Ounces – XAU	1	1	1	1	1	1
Yen	161,814	161,646	121,552	121,458	121,364	61,317
Total (in Rand)(1)	74,286	64,670	69,405	66,846	82,581	76,661

Notes: —
(1)	The conversion into rand is calculated at the exchange rate published by the South African Reserve Bank on the last business day of the fiscal year.
Source: South African National Treasury.

Notwithstanding the return of the South African Government to the international capital markets since the end of apartheid, the National Government does not intend to rely to a large extent on external debt as a means of financing, given that the fiscus now runs at a surplus, and is expected to do so for the rest of the Medium Term Framework, through to 2010-2011.

Total external debt, as a percentage of GDP is relatively low by international standards, amounting to approximately 4% of GDP. This number is however indicative only and does not represent an upper or lower limit on the borrowing authority of the National Treasury.

An incidental but important consequence of the receipt of any net proceeds from issuances in the foreign market in the past, has been an increase in South Africa’s foreign currency reserves. In addition, because the proceeds of external borrowings provide a substitute for a portion of domestic finance, these borrowings helped relieve pressure off the domestic financial markets at such times that it was required. Furthermore, borrowings by the National Treasury abroad, also establish valuable benchmarks in various currencies and maturities against which other South African issuers may reference themselves.

In February 2007, the National Treasury embarked on its first liability management transaction in the foreign market. It resulted in a buy-back of USD263 million of the USD500 million bond due in 2017.

The success of this first transaction, resulted in a follow-up liability management transaction, that was undertaken in May 2007. This transaction involved a tender offer on all Euro-denominated foreign debt, and a tender or exchange offer on all USD-denominated debt of the South African Government, with a new destination bond of 15-year maturity, due in 2022, and nominal outstanding of USD1 billion.

The results of the transaction were as follows:

ISIN	Notes	Tender	Exchange	Total	Total in USD	Cumulative Total	Proration Factors
US836205AE46	USD2009	410,778,000	477,423,000	888,201,000	888,201,000	888,201,000	100%
XS0127518933	EUR2008	171,566,000	0	171,566,000	233,278,290	1,121,479,290	100%
US836205AD62	USD2017	18,090,000	78,121,000	96,211,000	96,211,000	1,217,690,290	100%
XS0168670478	EUR2013	447,142,000	0	447,142,000	607,978,977	1,557,615,290	0%
US836205AG93	USD2012	106,694,000	390,227,000	496,921,000	496,921,000	1,807,615,290	0%
US836205AJ33	USD2014	131,534,000	349,580,000	481,114,000	481,114,000	2,057,615,290	0%
		1,285,804,000	1,295,351,000	2,581,155,000	2,803,704,268

Given the waterfall structure of the transaction, bids were accepted according to the priority of the bond, as illustrated by the table above, resulting in the book being closed at the USD2017 bond. This resulted in a cumulative buy-back total of USD1,217 billion, of which USD1 billion was financed via the new benchmark issue due in 2022, with was priced with a coupon of 5.875%. The remainder was financed by cash resources of the National Treasury.

Guaranteed Debt

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. The National Government has issued formal contractual guarantees in respect of certain indebtedness of wholly or partially state-owned entities.

The following table sets forth the debt guaranteed by the National Government outstanding in each of the years indicated:

Outstanding National Government Guaranteed Debt

	At March 31,
	2003	2004	2005	2006	2007
	(millions of Rand)
Internal	47,169	59,607	55,430	49,751	49,106
External	22,187	20,032	18,642	18,129	18,677
Total	69,356	79,639	74,072	67,880	67,783

Source: South African National Treasury.

The following table sets forth the National Government’s external guaranteed debt outstanding at March 31, 2007.

Analysis of National Government External Guaranteed Debt

	At March, 31 2007
Guarantees Issued on Behalf of	ZAR	U.S. Dollars	Pounds Sterling	Euro	Japanese Yen	Equivalent in Rand(1)
	(millions)
Eskom	122,000,000	—	—	—	—	122,000,000
Transnet	3,500,000,000	—	—	—	709,314,209	3,543,596,579
Telkom	—	—	—	10,953,395	—	105,938,498
Industrial Development Corporation of Southern Africa	100,000,000	135,980,000	—	9,300,000	—	1,179,201,775
Lesotho Highlands Development Authority	266,219,944	9,063,031	—	27,260,191	—	595,807,247
Development Bank of Southern Africa	9,243,300,884	275,503,941	—	87,536,644	—	12,094,224,591
Trans-Caledon Tunnel Authority	266,357,334	—	—	—	—	266,357,334
Central Energy Fund	—	46,150,047	—	—	—	335,741,592
Total(2)	13,497,878,162	466,697,019	—	135,050,230	709,314,209	18,242,867,616

Notes: —
(1)	Translation of amounts into rand have been made at the following rates: U.S. Dollar = R7.27500; Pound Sterling = R14.22920; Euro = R9.67175; Japanese Yen = R0.06146.
(2)	Does not include guaranteed interest to the amount of R434 million.
Source: South African National Treasury.

Debt Service

As a percentage of the National Government expenditure, interest payments on the National Government debt have declined from 16.1% during the fiscal year ended March 31, 2003 to 11.1% during the fiscal year ended March 31, 2007. Interest payments are expected to fall further to 9.8% of total expenditures in the 2007-2008 fiscal year. As a percentage of the National Government Revenue, interest payments on the National Government debt have declined from 16.8% during the fiscal year ended March 31, 2003 to 10.8% during the fiscal year ended March 31, 2007. Interest payments are expected to fall further to 9.6% of total revenue in the 2007-2008 fiscal year. As a percentage of Gross Domestic Product interest payments on the National Government debt have declined from 3.9% during the fiscal year ended March 31, 2003 to 2.9% during the fiscal year ended March 31, 2007. Interest payments are expected to fall further to 2.6% of GDP in the 2007-2008 fiscal year. The following table sets forth such percentages for the periods indicated.

Interest Payments on National Government Debt
as a Percentage of Expenditure, Revenue and GDP

	at March 31,
	2003	2004	2005	2006	2007
Expenditure	16.1%	14.1%	13.3%	12.2%	11.1%
Revenue	16.8%	15.5%	14.1%	12.4%	10.8%
GDP	3.9%	3.6%	3.4%	3.2%	2.9%

Source: South African National Treasury.

The aggregate amount of scheduled repayments in respect of principal and interest on the funded National Government debt outstanding at September 30, 2007, is set forth in the table below.

	External Debt
Year(1)	Rand	U.S.$	EURO	YEN	GBP	SEK	XAU
	(millions)
2008	51,485	163	120	1,204	7	73	0.01
2009	63,722	325	675	2,405	13	151	0.01
2010	68,298	916	327	2,403	15	298	0.01
2011	63,939	283	318	2,401	14	292	0.01
2012	64,437	277	319	2,398	13	556	—
2013	43,748	1,238	315	2,396	13	541	—
2014	33,461	196	1,535	2,393	12	526	—
2015	76,533	1,159	183	2,391	12	511	—
2016	34,883	123	145	2,389	11	496	—
2017	32,521	102	847	2,386	2	481	—
2018	31,577	225	34	2,384	2	466	—
2019	32,348	78	21	2,382	2	450	—
2020	21,010	68	11	2,379	—	288	—
2021	9,158	65	11	31,807	—	279	—
2022	5,725	1,029	—	30,618	—	—	—
2023	5,725	—	—	—	—	—	—
2024	22,192	—	—	—	—	—	—
2025	4,819	—	—	—	—	—	—
2026	17,927	—	—	—	—	—	—
2027	16,551	—	—	—	—	—	—
2028	15,275	—	—	—	—	—	—
2029 and later	18,830	—	—	—	—	—	—
Total	734,164	6,247	4,861	92,336	116	5,408	0.04
Principal	418,569	4,223	3,853	61,317	89	4,214	0.04
Interest	315,595	2,024	1,008	31,019	27	1,194	—

Notes: — Numbers may not add due to rounding.
(1)	Fiscal years ending March, 31.
Source: South African National Treasury.

Debt Record

On September 1, 1985, in response to a foreign currency liquidity crisis, South Africa prohibited repayments of certain foreign indebtedness to foreign creditors, while interest payments were made as they became due. Final settlement of affected indebtedness was agreed in 1993. Other than as described in footnote 3 of the table ‘‘Foreign Currency-Denominated Debt of South Africa’’ in ‘‘The External Sector of the Economy — Balance of Payments — Financial Account’’, South Africa has not defaulted in the payment of principal or interest on any of its internal or external indebtedness since becoming a Republic in 1961.

Tables and Supplementary Information

Funded Internal Debt of the Republic of South Africa
(Domestic Marketable Bonds — in Rand)
At September 30, 2007

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
10.00%	March 12, 2004	December 31, 2007	39,289,600
10.00%	March 12, 2004	December 31, 2007	14,900,000
10.00%	March 12, 2004	December 31, 2007	20,800,000
10.00%	March 12, 2004	December 31, 2007	90,750,000
10.00%	March 12, 2004	December 31, 2007	28,500,000
10.00%	March 12, 2004	December 31, 2007	20,650,000
10.00%	March 12, 2004	December 31, 2007	11,000,000
10.00%	March 12, 2004	December 31, 2007	10,200,000
10.00%	March 12, 2004	December 31, 2007	19,300,000
10.00%	April 20, 2001	February 28, 2008	24,123,017,070
3.80%	May 2, 2002	March 31, 2008	6,802,638,318	[2]
Zero Coupon	September 1, 1993	August 31, 2008	25,000,000
Zero Coupon	October 19, 1993	October 31, 2008	10,167,902
10.00%	April 20, 2001	February 28, 2009	24,123,071,065
Zero Coupon	April 26, 1994	April 30, 2009	51,110,667
13.00%	June 22, 1989	August 31, 2009	33,247,708,625
13.00%	June 22, 1989	August 31, 2010	33,247,708,629
13.00%	June 22, 1989	August 31, 2011	33,247,708,625
Variable	July 6, 2005	March 31, 2012	4,800,000,000
6.25%	March 20, 2000	March 31, 2013	25,938,253,005	[2]
10.00%	April 21, 1994	August 1, 2013	60,000,000
Zero Coupon	September 1, 1993	August 31, 2013	30,000,000
Zero Coupon	December 8, 1993	November 30, 2013	8,917,688
7.50%	August 15, 2005	January 15, 2014	10,675,000,000
Zero Coupon	April 21, 1994	March 31, 2014	6,800,000
Zero Coupon	April 21, 1994	June 30, 2014	25,000,000
13.50%	October 24, 1991	September 15, 2014	19,395,224,006
Zero Coupon	May 18, 1994	November 30, 2014	32,620,000
8.75%	May 27, 2003	December 21, 2014	36,488,954,842
Zero Coupon	March 14, 1994	June 30, 2015	152,300,000
Zero Coupon	September 14, 1995	July 1, 2015	500,000,000
13.50%	October 24, 1991	September 15, 2015	19,395,224,006
Zero Coupon	April 19, 1994	October 19, 2015	77,877,914
13.50%	October 24, 1991	September 15, 2016	19,395,224,006
Zero Coupon	November 24, 1997	September 15, 2016	1,099,000,000
8.25%	May 7, 2004	September 15, 2017	21,830,933,836
8.00%	August 13, 2004	December 21, 2018	23,499,000,000
Zero Coupon	April 18, 1996	September 30, 2019	150,000,000
7.25%	June 20, 2005	January 15, 2020	13,900,000,000
6.75%	September 1, 2006	March 31, 2021	3,216,000,000
5.50%	May 30, 2001	December 7, 2023	23,520,673,205	[2]
10.50%	May 22, 1998	December 21, 2025	13,108,262,911
10.50%	May 22, 1998	December 21, 2026	13,108,262,911
10.50%	May 22, 1998	December 21, 2027	13,108,262,911
2.60%	September 27, 2007	March 31, 2028	100,000,000	[2]
3.45%	August 15, 2003	December 7, 2033	7,081,952,120	[2]
6.25%	July 21, 2006	March 31, 2036	7,498,000,000
4.50%	December 1, 1986	Perpetual	31,930
5.00%	December 1, 1986	Perpetual	131,979
9.75%	April 10, 1980	Perpetual	17,670,000
10.00%	January 31, 1978	Perpetual	5,700,000
10.00%	January 31, 1978	Perpetual	2,800,000
Retail Bonds	May 21, 2004	Various	1,362,327,060
Total Funded Internal Debt			434,723,870,831	[1]

1.	Excludes outstanding repo’s of R144,495 million (13.00% 2009/10/11) and R1,314 billion (6.25% 2013) maturing within 28 days.
2.	Inflation-linked bonds are disclosed at nominal value plus revaluation at date of issue.
Source: South African National Treasury.

Floating Internal Debt of the Republic of South Africa
(Treasury Bills — in Rand)
At September 30, 2007

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
0.00%	Various Dates	On Request	1,113,572,647
0.00%	Various Dates	On Request	1,996,647,536
8.61%	January 3, 2007	October 3, 2007	150,000,000
8.53%	January 10, 2007	October 10, 2007	250,000,000
8.58%	January 17, 2007	October 17, 2007	250,000,000
8.68%	January 24, 2007	October 24, 2007	250,000,000
8.59%	January 31, 2007	October 31, 2007	250,000,000
8.56%	February 7, 2007	November 7, 2007	250,000,000
8.53%	February 14, 2007	November 14, 2007	250,000,000
8.35%	February 21, 2007	November 21, 2007	250,000,000
8.28%	February 28, 2007	November 28, 2007	250,000,000
8.24%	March 7, 2007	December 5, 2007	250,000,000
8.23%	March 14, 2007	December 12, 2007	250,000,000
8.17%	March 22, 2007	December 19, 2007	250,000,000
8.13%	March 28, 2007	December 26, 2007	250,000,000
8.16%	April 4, 2007	January 2, 2008	250,000,000
8.30%	April 4, 2007	October 3, 2007	400,000,000
8.23%	April 11, 2007	January 9, 2008	250,000,000
8.39%	April 11, 2007	October 10, 2007	400,000,000
8.19%	April 18, 2007	January 16, 2008	250,000,000
8.38%	April 18, 2007	October 17, 2007	400,000,000
8.20%	April 25, 2007	January 23, 2008	250,000,000
8.38%	April 25, 2007	October 24, 2007	400,000,000
8.23%	May 2, 2007	January 30, 2008	250,000,000
8.39%	May 2, 2007	October 31, 2007	400,000,000
8.29%	May 9, 2007	February 6, 2008	250,000,000
8.38%	May 9, 2007	November 7, 2007	400,000,000
8.28%	May 16, 2007	February 13, 2008	250,000,000
8.38%	May 16, 2007	November 14, 2007	400,000,000
8.42%	May 23, 2007	February 20, 2008	250,000,000
8.35%	May 23, 2007	November 21, 2007	400,000,000
8.55%	May 30, 2007	February 27, 2008	250,000,000
8.67%	May 30, 2007	November 28, 2007	400,000,000
8.74%	June 6, 2007	March 5, 2008	250,000,000
8.80%	June 6, 2007	December 5, 2007	400,000,000
9.09%	June 13, 2007	March 12, 2008	250,000,000
9.16%	June 13, 2007	December 12, 2007	400,000,000
9.19%	June 20, 2007	March 19, 2008	250,000,000
9.18%	June 20, 2007	December 19, 2007	400,000,000
9.20%	June 27, 2007	March 26, 2008	250,000,000
9.29%	June 27, 2007	December 26, 2007	400,000,000
9.10%	July 4, 2007	October 3, 2007	2,300,000,000
9.38%	July 4, 2007	January 2, 2008	400,000,000
9.28%	July 4, 2007	April 2, 2008	250,000,000
9.10%	July 11, 2007	October 10, 2007	2,300,000,000
9.42%	July 11, 2007	January 9, 2008	400,000,000
9.37%	July 11, 2007	April 9, 2008	250,000,000
9.05%	July 18, 2007	October 17, 2007	2,300,000,000
9.37%	July 18, 2007	January 16, 2008	400,000,000
9.31%	July 18, 2007	April 16, 2008	250,000,000
9.00%	July 25, 2007	October 24, 2007	2,300,000,000
9.32%	July 25, 2007	January 23, 2008	400,000,000
9.28%	July 25, 2007	April 23, 2008	250,000,000
8.86%	August 1, 2007	October 31, 2007	2,300,000,000
9.30%	August 1, 2007	January 30, 2008	400,000,000
9.26%	August 1, 2007	April 30, 2008	250,000,000
8.84%	August 8, 2007	November 7, 2007	2,300,000,000
9.45%	August 8, 2007	February 6, 2008	400,000,000
9.32%	August 8, 2007	May 7, 2008	250,000,000
9.07%	August 15, 2007	November 14, 2007	2,300,000,000
9.47%	August 15, 2007	February 13, 2008	400,000,000
9.30%	August 15, 2007	May 14, 2008	250,000,000
9.32%	August 22, 2007	November 21, 2007	2,300,000,000

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
9.63%	August 22, 2007	February 20, 2008	400,000,000
9.48%	August 22, 2007	May 21, 2008	250,000,000
9.30%	August 29, 2007	November 28, 2007	2,300,000,000
9.64%	August 29, 2007	February 27, 2008	400,000,000
9.41%	August 29, 2007	May 28, 2008	250,000,000
9.26%	September 5, 2007	December 5, 2007	2,300,000,000
9.67%	September 5, 2007	March 5, 2008	400,000,000
9.58%	September 5, 2007	June 4, 2008	250,000,000
9.26%	September 12, 2007	December 12, 2007	2,300,000,000
9.64%	September 12, 2007	March 12, 2008	400,000,000
9.58%	September 12, 2007	June 11, 2008	250,000,000
9.29%	September 19, 2007	December 19, 2007	2,300,000,000
9.60%	September 19, 2007	March 19, 2008	400,000,000
9.57%	September 19, 2007	June 18, 2008	250,000,000
9.41%	September 26, 2007	December 26, 2007	2,300,000,000
9.60%	September 26, 2007	March 26, 2008	400,000,000
9.59%	September 26, 2007	June 25, 2008	250,000,000
Total Floating Internal Debt			53,060,220,183

Source: South African National Treasury.

Funded External Debt of the Republic of South Africa
At September 30, 2007

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Capital market loans
8.50%	June 23, 1997	June 23, 2017	$140,683,000
2.50%	February 2, 1998	May 20, 2021	¥1,317,120,000
3.80%	June 1, 2000	June 1, 2020	¥30,000,000,000
9.125%	March 30, 2000	May 19, 2009	$361,799,000
9.125%	January 29, 2002	May 19, 2009	$250,000,000
7.00%	April 10, 2001	April 10, 2008	€328,434,000
3.80%	June 12, 2001	September 7, 2021	¥30,000,000,000
7.375%	April 25, 2002	April 25, 2012	$1,000,000,000
5.250%	May 16, 2003	May 16, 2013	€1,250,000,000
6.50%	June 2, 2004	June 2, 2014	$1,000,000,000
4.50%	April 5, 2006	April 5, 2016	€750,000,000
5.875%	May 30, 2007	May 30, 2022	$1,000,000,000
Arms procurement loan agreements
Fixed
4.89%	May 5, 2000 – April 28, 2006	February 28, 2005 – August 8, 2014	€51,649,503.81
4.89%	May 5, 2000 – July 15, 2006	May 30, 2005 – November 28, 2014	€26,848,157.67
4.89%	May 5, 2000 – August 25, 2006	September 30, 2005 – March 30, 2015	€28,070,674.02
4.89%	May 5, 2000 – August 25, 2006	November 28, 2002 – May 28, 2015	€29,008 862.72
Floating – Non-Cirr	August 21, 2000 – August 21, 2006	January 25, 2006 – July 25, 2015	€194,951,214.54
Floating – Non-Cirr	August 21, 2000 – August 29, 2006	January 25, 2007 – July 25, 2016	€216,717,879.77
Floating – Non-Cirr	August 21, 2000 – August 29, 2006	January 25, 2008 – July 25, 2017	€222,021,948.30
5.97% Eur-Cirr Fixed	August 21, 2000 – August 21, 2006	January 25, 2006 – July 25, 2015	€22,487,206.56
5.97% Eur-Cirr Fixed	August 21, 2000 – August 29, 2006	January 25, 2007 – July 25, 2016	€24,997,944.95
5.97% Eur-Cirr Fixed	August 21, 2000 – August 29, 2006	January 25, 2008 – July 25, 2017	€25,609,757.91
7.32% $-Cirr Fixed	August 21, 2000 – August 21, 2006	January 25, 2006 – July 25, 2015	$6,692,147.15
7.32% $-Cirr Fixed	August 21, 2000 – August 29, 2006	January 25, 2007 – July 25, 2016	$7,888,996.44
7.32% $-Cirr Fixed	August 21, 2000 – August 29, 2006	January 25, 2008 – July 25, 2017	$8,323,370.59
Floating Non-Cirr	April 28, 2000 – April 27, 2001	June 30, 2003 – December 30, 2012	€69,200,333.04
Floating Non-Cirr	April 27, 2001 – April 29, 2002	November 28, 2003 – May 28, 2013	€75,491,272.40
Floating Non-Cirr	April 29, 2002 – April 28, 2003	May 31, 2004 – November 30, 2013	€81,782,211.76

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
Floating Non-Cirr	June 23, 2003 – September 15, 2006	October 29, 2004 – April 29, 2014	€62,802,413.83
5.97% Eur-Cirr Fixed	April 28, 2000 – April 27, 2001	June 30, 2003 – December 30, 2012	€11,693,173.58
5.97% Eur-Cirr Fixed	April 27, 2001 – April 29, 2002	November 28, 2003 – May 28, 2013	€12,756,189.38
5.97% Eur-Cirr Fixed	April 29, 2002 – April 28, 2003	May 31, 2004 – November 30, 2013	€13,819,205.17
5.97% Eur-Cirr Fixed	June 23, 2003 – September 15, 2006	October 29, 2004 – April 29, 2014	€10,612,080.84
7.32% $-Cirr Fixed	April 28, 2000 – April 27, 2001	June 30, 2003 – December 30, 2012	$2,972,449.65
7.32% $-Cirr Fixed	April 27, 2001 – April 29, 2002	November 28, 2003 – May 28, 2013	$3,169,732.56
7.32% $-Cirr Fixed	April 29, 2002 – April 28, 2003	May 31, 2004 – November 30, 2013	$3,875,095.85
7.32% $-Cirr Fixed	June 23, 2003 – September 15, 2006	October 29, 2004 – April 29, 2014	$3,528,103.55
7.14% CIRR – Fixed	April 17, 2000 – March 5, 2001	April 15, 2006 – October 15, 2015	$48,716,564.90
4.70% Commercial Fixed	July 17, 2000 – July 17, 2001	April 15, 2006 – October 15, 2015	€88,343,224.72
4.77% Commercial Fixed	April 15, 2001	April 15, 2009 – October 15, 2018	€11,400,316.51
5.15% Commercial Fixed	April 15, 2002 – May 21, 2003	April 15, 2009 – October 15, 2018	$28,071,923.01
5.03% Commercial Fixed	July 15, 2002 – July 15, 2003	October 15, 2006 – April 15, 2016	$97,082,158.17
5.63% CIRR – Fixed	July 15, 2002 – September 28, 2006	April 15, 2006 – October 15, 2015	€36,038,674.39
5.63% CIRR – Fixed	April 15, 2004 – July 17, 2006	April 15, 2009 – October 15, 2018	€35,969,304.11
5.90555% Sec – CIRR	December 15, 2001 – January 15, 2003	April 17, 2006 – October 15, 2015	£21,631,786.18
6.545% Sec – CIRR	July 21, 2004 – July 22, 2005	April 15, 2009 – October 15, 2018	£18,686,404.68
6.545% Sec – CIRR	November 26, 2003 – August 24, 2006	April 15, 2006 – October 15, 2015	£32,018,024.78
6.545% Sec – CIRR	August 24, 2006	October 15, 2006 – April 15, 2016	£201,297.74
4.125% Commercial Fixed	July 21, 2004	April 15, 2009 – October 15, 2018	€27,489,363.51
4.72% Commercial Fixed	April 18, 2006	April 15, 2009 – October 15, 2018	€45,823.35
6.77% CIRR – Fixed	July 22, 2005	April 15, 2009 – October 15, 2018	£114,690.67
5.79% Commercial Fixed	July 15, 2002 – April 15, 2004	April 15, 2009 – October 15, 2018	$3,700,997.51
5.97% Commercial Fixed	October 16, 2006	April 15, 2009 – October 15, 2018	$1,606,104.78
5.55% Commercial Fixed	October 15, 2003 – April 15, 2004	April 15, 2009 – October 15, 2018	$36,743,145.82
5.45% Commercial Fixed	October 15, 2001 – July 15, 2002	April 15, 2006 – October 15, 2015	$30,992,029.71
5.53% Commercial Fixed	November 26, 2003 – April 26, 2004	October 15, 2006 – April 15, 2016	$52,800,795.02
5.49% Commercial Fixed	April 17, 2001 – July 15, 2003	April 15, 2009 – October 15, 2018	SEK437,261,010.11
3.90% Commercial Fixed	April 15, 2005 – July 22, 2005	April 15, 2011 – October 15, 2020	SEK167,181,777.12
4.30% Commercial Fixed	October 17, 2005 – January 17, 2006	April 15, 2011 – October 15, 2020	SEK397,499,399.55
3.81% Commercial Fixed	October 26, 2004 – July 22, 2005	April 15, 2009 – October 15, 2018	SEK526,567,265.87
4.24% Commercial Fixed	October 17, 2005 – January 16, 2006	April 15, 2009 – October 15, 2018	SEK179,732,260.66
4.57% Commercial Fixed	April 18, 2006 – October 16, 2006	April 15, 2009 – October 15, 2018	SEK217,277,792.31
5.03% Commercial Fixed	January 15, 2007 – April 16, 2007	April 15, 2009 – October 15, 2018	SEK57,208,797.57
4.60% Commercial Fixed	April 18, 2006 – October 16, 2006	April 15, 2011 – October 15, 2020	SEK1,198,926,651.41
5.05% Commercial Fixed	January 16, 2007	April 15, 2011 – October 15, 2020	SEK276,467,022.56
5.60% Commercial Fixed	June 25, 2007	April 15, 2011 – October 15, 2020	SEK548,007,489.68
5.50% Commercial Fixed	August 24, 2004	October 15, 2006 – April 15, 2016	$9,325,651.15
4.42% Commercial Fixed	November 29, 2004 – December 23, 2005	October 15, 2006 – April 15, 2016	€13,524,806.82
4.495% Commercial Fixed	December 23, 2005 – June 29, 2006	October 15, 2006 – April 15, 2016	€10,287,885.52
4.52% Commercial Fixed	July 21, 2004 – October 17, 2005	April 15, 2009 – October 15, 2018	€396,157.33
4.57% Commercial Fixed	April 15, 2005 – January 17, 2006	April 14, 2011 – October 15, 2020	€30,892,382.82
4.76% Commercial Fixed	April 18, 2006 – July 17, 2006	April 14, 2011 – October 15, 2020	€49,604,196.79
6.315% Commercial Fixed	November 1, 2006 – March 20, 2007	April 15, 2007 – October 15, 2015	£15,457,052.29
5.13% Commercial Fixed	October 15, 2006 – March 20, 2007	April 15, 2007 – October 15, 2015	€136,318.01

Interest Rate	Date of Issue	Maturity Date	Nominal Amount
5.16% Commercial Fixed	October 15, 2006 – April 16, 2007	April 15, 2009 – October 15, 2018	€9,639,790.12
5.175% Commercial Fixed	January 15, 2007	April 15, 2011 – October 15, 2020	€15,439,310.14
6.28% Commercial Fixed	December 21, 2006	April 15, 2007 – April 15, 2016	£297,447.60
6.25% Commercial Fixed	January 15, 2007	April 15, 2009 – October 15, 2018	£2,194.13
5.77% Commercial Fixed	July 15, 2002 – April 15, 2004	April 15, 2009 – October 15, 2018	$16,830,532.55
6.65% Commercial Fixed	June 22, 2007	April 15, 2011 – October 15, 2020	$43,016,242.45
6.65% Commercial Fixed	June 22, 2007	October 15, 2010 – April 15, 2020	$12,607,309.68
5.98% Commercial Fixed	October 16, 2006	April 15, 2011 – October 15, 2020	$20,345,980.35
5.98% Commercial Fixed	October 16, 2006	October 15, 2010 – April 15, 2020	$5,895,046.37
Variable – Cirr Libor +0.40	April 17, 2001 – July 17, 2006	October 15, 2001 – April 15, 2010	XAU151,483.215
	October 16, 2006 – April 16, 2007	April 17, 2009 – October 15, 2018	£53,962.44
	May 15, 2007 – July 24, 2007	April 15, 2011 – October 15, 2020	SEK207,384,477.98
	June 22, 2007 – September 27, 2007	October 15, 2007 – October 15, 2015	€378,292.27
	April 16, 2007 – July 24, 2007	April 15, 2009 – October 15, 2018	€7,242,844.98
	May 15, 2007	April 15, 2011 – October 15, 2020	€7,627,835.25
Concessionary loans
Variable-Libor	December 14, 1999 – July 23, 2004	July 15, 2003 – January 15, 2012	$18,538,584.20
Variable-Libor	June 18, 2003 – June 18, 2004	February 15, 2011	$7,962,167.27

Commercial Interest Reference Rate (CIRR). The CIRR is determined monthly by the Organization for Economic Cooperation and Development and published on the 14th day of each month. Each CIRR is fixed rates based on the previous 30-day treasury rate of each currency.
Source: South African National Treasury.

Total External Debt by Currency

Euro	€3,853,410,539
Pound Sterling	£88,462,856
Swedish Krone	SEK 4,213,513,939
U.S. Dollars	$4,223,167,118
Gold Ounces – XAU	XAU 151,483
Yen	¥61,317,120,000

Source: South African National Treasury.